SJW CORP. ANNUAL REPORT 2007





Clean Water Green Company



SJW Corp. Mission

- Maximize shareholder value by achieving strong earnings, sustainable growth, and competitive total returns.
- Provide high quality, low cost water and exceptional service to customers.
- Capitalize on water sector growth opportunities through constructive business partnerships, disciplined management, and innovative applications of technology.
- Foster a dynamic work environment that encourages personal and professional growth, embraces diversity, and promotes mutual trust and respect.
- Conduct business with strict adherence to responsible corporate governance and high ethical standards.
- Be a committed corporate citizen through community involvement, steadfast environmental stewardship, and an enduring dedication to excellence.

Financial Highlights

SJW Corp. and subsidiaries (in thousands, except ratio, percentage and per share data)

		2007	2006	2005
Operating revenue	$	**206,601**	189,238	180,105
Net income	$	**19,323**	38,581	21,840
Comprehensive income	$	**17,122**	43,662	19,932
Earnings per share				
– Basic	$	**1.05**	2.11	1.20
– Diluted	$	**1.04**	2.08	1.18
Comprehensive income per share				
– Basic	$	**.93**	2.39	1.09
– Diluted	$	**.92**	2.36	1.08
Rate of return on average equity	%	**8.3**	18.2	11.5
Rate of return on average equity, comprehensive income	%	**7.3**	20.6	10.5
Weighted average shares outstanding				
– Basic		**18,334**	18,276	18,271
– Diluted		**18,552**	18,529	18,480
Book value per share at year-end	$	**12.90**	12.48	10.73
Market price per share at year-end	$	**34.67**	38.76	22.75
Market to book value at year-end		**2.7**	3.1	2.1
Dividends paid per share	$	**.60**	.57	.53
Dividend payout ratio	%	**57**	27	45
Total cumulative return at year-end (2004 = 100)		**203**	282	191

All share and per share data has been adjusted for the two-for-one common stock split effected on March 2, 2006.


8.3
18.2
11.5
11.3
11.7
2007
2006
2005
2004
2003

Rate of return on average equity (%)


0.60
0.57
0.53
0.51
0.49
2007
2006
2005
2004
2003

Dividends paid per share ($)


1.05
2.11
1.20
1.08
1.02
2007
2006
2005
2004
2003

Basic earnings per share ($)

Shareholders' Letter

Dear Fellow Shareholder:

SJW Corp. (SJW) delivered another year of solid earnings and growth in 2007. SJW's flagship utility, San Jose Water Company (SJWC), turned in a strong performance in spite of an extremely dry winter and minimal surface water supplies. Through effective budgeting and cost control, SJWC was able to earn its authorized rate of return and contribute significantly to consolidated earnings.

SJWTX, Inc., SJW's regulated Texas subsidiary, continued to perform according to the business plan by improving operations, water quality, water supplies, and customer service. After holding rates constant for nearly two years, while making key operational improvements, the company successfully sought and received rate relief in 2007. SJW's disciplined approach of seeking rate increases only after having delivered on our commitments has proven successful in gaining the trust and respect of customers and regulators.

SJW Land Company's operating income and cash flow increased significantly in 2007 with the addition of nearly $50 million in new real estate investments. With the new investments, SJW Land Company's real estate portfolio grew to nearly $85 million, with annualized operating revenue of $6.7 million. All of SJW Land Company's real estate investments are fully leased and performing as planned.

SJW's commitment to growing our asset base was evidenced in 2007 by the investment of over $120 million in utility plant and real estate. SJW's ability to fund this level of capital expenditures without issuing additional equity demonstrates the company's financial strength and disciplined financial management.

In January of 2008, SJW announced a 6.6% increase in its annual dividend. SJW's strong balance sheet and ability to navigate the significant structural changes occurring in the water sector and financial markets have allowed the company to sustain meaningful increases in our annual dividend. SJW's approach to managing the dividend payout ratio has allowed the company to consistently reinvest a substantial amount of earnings in rate base, while increasing the cash dividend at a rate that exceeds inflation.

Enhanced concerns over climate change and the environment are testing SJW's operating model. In late 2007, a Federal Court mandated reductions in deliveries from the Sacramento-San Joaquin Delta to the state and federal water projects that provide drinking water to 23 million Californians. Although the impact of reduced water deliveries is not fully known, it is not expected to substantially impact SJW in 2008.

It has become increasingly clear that SJW must also adapt to structural changes in the price and availability of energy and key construction materials. Changes are being made to SJW's operations and practices in order to optimize the efficient use of energy, petroleum products, and other materials. SJW's regional approach to the water business allows us to achieve a more efficient and environmentally conscious business model by concentrating resources within our regional platforms, avoiding the relatively high cost structure of managing many geographically disparate water systems.

Several recent developments underscored SJW's continuing commitment to effective corporate governance. The company eliminated the Executive Committee of the Board, and a non-executive, independent director was again selected as Chairman of the Board. Transparency and effective communication between the board and management have been achieved through board/executive mentoring assignments, board education programs, and executive liaisons with board committees.

SJW's stock is not immune to broader market movements, but as a shareholder of SJW, you can be assured that your investment is supported by a growing base of income producing assets, a robust balance sheet, a capable and motivated management team and work force, and an involved and committed board. We remain confident that SJW will continue to deliver strong earnings, dividend growth, and increasing shareholder value.

W. Richard Roth, President and CEO

Charles J. Toeniskoetter, Chairman of the Board

SJW Corp. Profile

SJW Corp., a California corporation, was formed in 1985. SJW Corp. operates as a holding company with the following subsidiaries: San Jose Water Company, a water utility with both regulated and nonregulated businesses; SJW Land Company, which owns commercial buildings and undeveloped land; and SJWTX, Inc., a Texas corporation.

San Jose Water Company, a wholly owned subsidiary of SJW Corp., was originally incorporated in the State of California in 1866. San Jose Water Company is a public utility in the business of providing water service to a population of approximately one million people through more than 220,000 connections in an area comprising about 138 square miles in the metropolitan San Jose area.

SJW Land Company, a wholly owned subsidiary of SJW Corp., was incorporated in the State of California in 1985. SJW Land Company owns commercial buildings, other undeveloped land primarily in the San Jose metropolitan area, a property in each of Florida, Texas, Arizona, Tennessee, and Connecticut, and a 70% limited partnership interest in a two-story office building located near the HP Pavilion in downtown San Jose.

SJWTX, Inc., a majority owned subsidiary of SJW Corp., was incorporated in the State of Texas in 2005. SJWTX, Inc. is doing business as Canyon Lake Water Service Company (CLWSC). CLWSC is a public utility in the business of providing water service to a population of approximately 36,000 through almost 7,900 connections in a service area comprising about 78 square miles in western Comal County and southern Blanco County.

SJW Corp. also owns approximately 1.1 million shares of California Water Service Group.

The stock of SJW Corp. is traded on the New York Stock Exchange under the symbol SJW.

Clean Water, Green Company

Progressive, responsible environmental leadership is paramount to the business of providing water. SJW Corp.'s commitment to the communities it serves extends beyond the delivery of high quality water service, to the provision of innovative and effective conservation, energy management, and environmental programs.

From San Jose Water Company's inception in 1866, the company helped reduce waterborne disease by delivering high quality water from artesian wells. Over the next 140 years, San Jose Water Company became one of the leading water utilities in water treatment and water quality protection, building North America's first full-scale microfiltration plant and innovating other improvements to water supply and delivery.



Upholding its longstanding commitment to sound environmental practices, San Jose Water Company in 2007:



- Reduced energy consumption through efficient pumping and advanced energy management programs
- Lowered air emissions and dependence on fossil fuels through the increased use of hybrid technology and solar power
- Lessened the use and potential release of chemical disinfectants by employing state-of-the-art microfiltration technology and modern chemical containment and monitoring systems



Significant progress has been made, but much work remains to ensure that future generations have access to clean water and a healthy environment. To that end, SJW Corp. and its subsidiaries will continue to focus on sustainable solutions, employ innovative technologies, and provide steadfast environmental stewardship.

Water Quality and Supply

San Jose Water Company had a perfect record of compliance with federal and state drinking water standards in 2007 and recognized that providing high quality water begins with adequate protection of its water resources. Sanitary surveys of the Los Gatos and the Saratoga Creek watersheds, which included a watershed management plan and ongoing monitoring of the water supply, were updated in 2007.



San Jose Water Company's commitment to environmental stewardship also involved regional alliances to expand the use of recycled water, thereby extending drinking water supplies. Recycled water will play an important role in supplementing the region's water supplies, sustaining the environment, and improving Silicon Valley's quality of life. Water conservation measures will also continue to be critical to ensuring adequate future supply. Following the drought of the early 1990s, San Jose Water Company was one of the first local utilities to create and successfully implement a regional water conservation program for customers. Water use, both total and per capita, was less in 2007 than it was in 1987, despite an increase of 20,000 additional connections.



Customer Service

In an effort to reduce paper waste, improve the billing process, and offer customers additional bill payment choices, San Jose Water Company continued to promote its eBill and ePay programs. At the end of 2007, over 14,000 customers were enrolled in the eBill program, which allows them to view bills over the Internet, thus eliminating the need for a traditional paper bill. More than 85,000 customers chose to pay their bills through ePay, an online service that allows customers to choose either an elective one-time payment or ongoing deductions from their bank account.



Capital Improvements and Operational Enhancements





In 2007, San Jose Water Company employed solar and hybrid energy to further reduce energy consumption, lower air emissions, and reduce its carbon footprint. The company commissioned its first solar power system at the Columbine Drive facility to harness a clean, renewable, and sustainable source of energy. The 400-panel photovoltaic system produces 113,000 kilowatt-hours annually while eliminating over 90 tons of greenhouse gases. San Jose Water Company also expanded its fuel-efficient fleet to include 22 hybrid vehicles, which over their lifetime will save over 38,000 gallons of fuel and reduce carbon emissions by almost 400 tons.

Rates and Regulatory Developments

During 2007, San Jose Water Company was authorized timely rate relief totaling almost $10.5 million. As required by the California Public Utilities Commission (Commission), an implementation filing was submitted in response to the Commission's Water Action Plan. Key to the filing was a request to implement a tiered rate structure to further encourage water conservation. The Commission is currently reviewing the filing, and changes to rate structure and recovery mechanisms are expected in 2008.

Human Resources



San Jose Water Company and the water utility industry in general, face a number of critical issues that include changing demographics, increasing competition, and rising costs. In 2007, a comprehensive "Human Capital Infrastructure Study" was initiated to identify strategies for addressing changing workforce conditions and producing a five-year workforce plan. San Jose Water Company has already taken significant steps to address the most relevant human resource issues and has begun transforming the organization by investing in technology and workforce training and engaging and empowering employees in the development of innovative solutions.

Canyon Lake Water Service Company

Canyon Lake Water Service Company completed a $10 million capital improvement program to improve water quality and supply reliability. The Park Shores and Triple Peak Treatment Plants were upgraded to increase capacity and enhance finished water quality. The company also improved supply reliability and redundancy by increasing storage with the construction of a 500,000-gallon elevated storage tank and interconnecting, or looping, the entire water system.



Access to high quality water service is vital to the development of the Texas Hill Country, one of the fastest growing areas in the United States. With the Texas population estimated to almost double over the next 40 years, Canyon Lake Water Service Company's strategy for future growth focuses on:

- Efficient development and utilization of multiple sources of water supply that provide safe, reliable, and redundant supply
- Economies of scale that result in lower per customer costs through a regional approach to management and operation of supplies, storage, and pumping
- Opportunities in water sector growth including the acquisitions of other regional utility systems

Real Estate Activities

Over many years of major accomplishments, 2007 stood out as a particularly successful year for real estate activities. San Jose Water Company completed a significant portion of its corporate facility study and consolidated operations to increase efficiencies and accommodate future growth. The Bascom facility was modernized and expanded to become the company's operations center. San Jose Water Company also purchased a building that will serve as the new corporate office.

SJW Land Company continued to create significant shareholder value through the development of its asset base into a low-risk, diversified portfolio of income producing properties. In 2007, the company also completed a tax-deferred exchange of real estate property involving an office building and warehouse in Knoxville, Tennessee, both of which are leased on a long-term basis to a national tenant. SJW Land Company's real estate holdings now include properties in California, Texas, Florida, Connecticut, Arizona, and Tennessee.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number: 1-8966

SJW CORP.

(Exact name of registrant as specified in its charter)

California	**77-0066628**	SEC
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	Mail Processing Section
374 West Santa Clara Street, San Jose, California	**95113**	MAR 2 6 2008
(Address of principal executive offices)	(Zip Code)	

408-279-7800
(Registrant's telephone number, including area code)

Washington, DC
100

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.521 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $503,165,564 based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of registrant's common stock, as of the latest practicable date.

Class	Outstanding at February 8, 2008
Common Stock, $0.521 par value per share	18,381,980

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's Annual Meeting of Shareholders, to be held on April 30, 2008, are incorporated by reference into Part III of this Form 10-K where indicated.

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws relating to future events and future results of SJW Corp. and its subsidiaries that are based on current expectations, estimates, forecasts, and projections about SJW Corp. and the industries in which SJW Corp. operates and the beliefs and assumptions of the management of SJW Corp. Such forward-looking statements are identified by words such as "expect", "estimate", "anticipate", "intends", "seeks", "plans", "projects", "may", "should", "will", variation of such words, and similar expressions. These forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report under Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere, and in other reports SJW Corp. files with the Securities and Exchange Commission (the "SEC"), specifically the most recent reports on Form 10-Q and Form 8-K filed with the SEC, each as it may be amended from time to time.

SJW Corp. undertakes no obligation to update or revise the information contained in this report, including the forward-looking statements for any reason.

Item 1. *Business*

General Development of Business

SJW Corp. was incorporated in California on February 8, 1985. SJW Corp. is a holding company with three subsidiaries:

- San Jose Water Company, a wholly owned subsidiary of SJW Corp., with its headquarters located at 374 West Santa Clara Street in San Jose, California 95113, was originally incorporated under the laws of the State of California in 1866. As part of a reorganization on February 8, 1985, San Jose Water Company became a wholly owned subsidiary of SJW Corp. San Jose Water Company is a public utility in the business of providing water service to approximately 225,000 connections that serve a population of approximately one million people in an area comprising approximately 138 square miles in the metropolitan San Jose area. San Jose Water Company's web site can be accessed via the Internet at http://www.sjwater.com.
- SJW Land Company, a wholly owned subsidiary, was incorporated in 1985. SJW Land Company owns undeveloped land, has a 70% limited partnership interest in 444 West Santa Clara Street, L.P. and operates commercial buildings in the states of California, Florida, Connecticut, Texas, Arizona and Tennessee.
- SJWTX, Inc., doing business as Canyon Lake Water Service Company ("CLWSC"), a 97.5% majority owned subsidiary, was incorporated in September 2005. CLWSC provides service to approximately 7,900 connections that serve approximately 36,000 residents in a service area comprising more than 78 square miles in the growing region between San Antonio and Austin, Texas.

SJW Corp. also owns 1,099,952 shares of California Water Service Group, which represents approximately 5% of its outstanding shares as of December 31, 2007 and it is accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as an available-for-sale marketable security.

On January 31, 2007, the rental equipment and existing inventory of Crystal Choice Water Service LLC, a 75% owned subsidiary engaged in the sale and rental of water conditioning and purification equipment, was sold for $635,000. Crystal Choice Water Service LLC was liquidated in August 2007.

Together, San Jose Water Company and CLWSC are referred to as "Water Utility Services."

Regulation and Rates

San Jose Water Company's rates, service and other matters affecting its business are subject to regulation by the California Public Utilities Commission ("CPUC").

Ordinarily, there are two types of rate increases which affect San Jose Water Company's business: general rate increases and offset rate increases. General rate increases are authorized in [general] case decisions, which usually authorize an initial rate increase followed by two annual step increases designed to maintain the authorized return on equity over a three-year period. General rate applications are normally filed and processed during the last year covered by the most recent rate case as required by the CPUC so that regulatory lag is avoided.

The purpose of an offset rate increase is to compensate utilities for increases in specific offsettable expenses, primarily for purchased water, groundwater extraction charges or purchased power.

Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be maintained for each expense item for which such revenue offsets have been authorized. The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes and the revenue authorized by the CPUC to offset those expense changes.

CLWSC is subject to the regulation of the Texas Commission on Environmental Quality ("TCEQ"). Ordinarily, the TCEQ authorizes rate increases after the filing of an Application for a Rate/Tariff Change. Such filings may be filed every twelve months following the resolution of the previous filing.

Please also see Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Information about Industry Segments

See Part II, Item 7 for information regarding SJW Corp.'s business segments.

Description of Business

General

The principal business of the Water Utility Services consists of the production, purchase, storage, purification, distribution, and retail sale of water. San Jose Water Company provides water service to approximately 225,000 connections that serve customers in portions of the cities of Cupertino and San Jose and in the cities of Campbell, Monte Sereno, Saratoga and the Town of Los Gatos, and adjacent unincorporated territory, all in the County of Santa Clara in the State of California. It distributes water to customers in accordance with accepted water utility methods. CLWSC provides water service to approximately 7,900 connections that serve approximately 36,000 residents in a service area comprising more than 78 square miles in the growing region between San Antonio and Austin, Texas.

San Jose Water Company also provides nonregulated water related services under agreements with municipalities. These nonregulated services include full water system operations, cash remittances and maintenance contract services.

In October 1997, San Jose Water Company commenced operation of the City of Cupertino municipal water system under terms of a 25-year lease. The system is adjacent to the existing San Jose Water Company service area and has approximately 4,400 service connections. Under the terms of the lease, San Jose Water Company paid an up-front $6.8 million concession fee to the City of Cupertino that is amortized over the contract term. San Jose Water Company is responsible for all aspects of system operation including capital improvements.

The operating results from the water business fluctuate according to the demand for water, which is often influenced by seasonal conditions, such as summer temperatures or the amount and timing of precipitation in Water Utility Services service area. Revenue, production costs and income are affected by the changes in water sales and availability of surface water supply. Overhead costs, such as payroll and benefits, depreciation, interest on long-term debt, and property taxes, remain fairly constant despite variations in the amount of water sold. As a result, earnings are highest in the higher use, warm weather summer months and lowest in the cool winter months.

Water Supply

San Jose Water Company's water supply consists of groundwater from wells, surface water from watershed run-off and diversion, and imported water purchased from the Santa Clara Valley Water District ("SCVWD") under the terms of a master contract with SCVWD expiring in 2051. Purchased water provides approximately 40% to 45% of San Jose Water Company's annual production. Surface supply, which during a year of normal rainfall satisfies about 6% to 8% of San Jose Water Company's annual needs, provides approximately 1% of its water supply in a dry year and approximately 14% in a wet year. In dry years, the decrease in water from surface run-off and diversion, and the corresponding increase in purchased and pumped water, increases production costs substantially. San Jose Water Company pumps the remaining 40% to 50% of its water supply from the underground basin and pays a groundwater extraction charge to SCVWD.

The pumps and motors at San Jose Water Company's groundwater production facilities are propelled by electric power. Over the last few years, San Jose Water Company has installed standby power generators at 18 of its strategic water production sites. In addition, the commercial office and operations control centers are equipped with standby generators that allow critical distribution and customer service operations to continue during a power outage. SCVWD has informed San Jose Water Company that its filter plants, which deliver purchased water to San Jose Water Company, are also equipped with standby generators. In the event of a power outage, San Jose Water Company believes it will be able to prevent an interruption of service to customers for a limited period by pumping water with its standby generators and by using the purchased water from SCVWD.

In 2007, the level of water in the Santa Clara Valley groundwater basin, which is the responsibility of SCVWD, remained comparable to the 30-year average level. On December 31, 2007, SCVWD's 10 reservoirs were 41.5% full with 70,061 acre-feet of water in storage. The rainfall from July 1, 2007 to December 31, 2007 was about 60% of the 30-year average. In addition, the rainfall at San Jose Water Company's Lake Elsman was measured at 29.37 inches for the period from July 1, 2007 through February 1, 2008, which is comparable to the five-year average. The delivery of California and federal contract water to SCVWD is expected to be met. San Jose Water Company believes that its various sources of water supply are sufficient to meet customer demand for the remainder of 2008.

On rare occasions, events may occur which are beyond the control of San Jose Water Company. Except for a few isolated cases when service had been interrupted or curtailed because of power or equipment failures, construction shutdowns, or other operating difficulties, San Jose Water Company has not had any interrupted or imposed mandatory curtailment of service to any type or class of customer. However, during the summer of 1989 through March 1993, rationing was imposed intermittently on all customers at the request of SCVWD.

On June 12, 2007, SCVWD issued a statement urging county residents and businesses to voluntarily cut back their water use by 10%. SJW Corp. continues to encourage its customers to use water wisely and has active programs in place to help customers achieve savings.

During 1989 through 1993 and in 2007, San Jose Water Company responded and cooperated with SCVWD in managing the water supply situation in its service area.

On December 11, 2007, US District Court Judge Oliver Wanger released a draft written order to reduce the amount of water pumped from the San Joaquin-Sacramento River Delta during the breeding season of the Delta Smelt, which commences in December and ends in June. SCVWD has advised San Jose Water Company that the draft order does not contain any new provisions that would alter SCVWD's opinion on near term water supply impacts previously estimated in SCVWD's water supply operations and contingency planning for 2008. While we do not believe this draft written order will have a near term impact on our water supply, its impact on future periods is uncertain and is contingent on dry to wet hydrologic conditions.

California faces long-term water supply challenges. San Jose Water Company actively works with SCVWD to meet the challenges by continuing to educate customers on responsible water use practices and to conduct long-range water supply planning.

CLWSC's water supply consists of groundwater from wells and purchased raw water from the Guadalupe-Blanco River Authority ("GBRA"). CLWSC has long-term agreements with GBRA, which expire in 2044 and 2050. The agreements provide CLWSC with 6,000 acre-feet of water per year from Canyon Lake at prices to be adjusted periodically by GBRA.

Please also see further discussion under Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Franchises

The Water Utility Services hold franchise rights, water rights and rights-of-way in the communities it serves that it believes are necessary to operate and maintain its distribution network and facilities under and on the public streets.

Seasonal Factors

Water sales are seasonal in nature. The demand for water, especially by residential customers, is generally influenced by weather conditions. The timing of precipitation and climatic conditions can cause seasonal water consumption by residential customers to vary significantly.

Competition

San Jose Water Company and CLWSC are public utilities regulated by CPUC and TCEQ, respectively, and operate within a service area approved by the regulators. The statutory laws provide that no other investor-owned public utility may operate in the public utilities' service areas without first obtaining from the regulator a certificate of public convenience and necessity. Past experience shows such a certificate will be issued only after demonstrating that service in such area is inadequate.

California law also provides that whenever a public agency constructs facilities to extend utility service to the service area of a privately-owned public utility, like San Jose Water Company, such an act constitutes the taking of property and is conditioned upon payment of just compensation to the private utility.

Under the statutory constitution, municipalities, water districts and other public agencies have been authorized to engage in the ownership and operation of water systems. Such agencies are empowered to condemn properties operated by privately-owned public utilities upon payment of just compensation and are further authorized to issue bonds (including revenue bonds) for the purpose of acquiring or constructing water systems. To the company's knowledge, no municipality, water district or other public agency has pending any action to condemn any part of its water systems.

Environmental Matters

The Water Utility Service's procedures produce potable water in accordance with all applicable county, state and federal environmental rules and regulations. Additionally, public utilities are subject to environmental regulation by various other state and local governmental authorities.

The Water Utility Services are currently in compliance with all of the United States Environmental Protection Agency's (the "EPA") surface water treatment performance standards, new drinking water standards for disinfection by-products and new primary maximum contaminant levels. These standards have been adopted and are enforced by the California Department of Public Health ("CDPH") and the TCEQ for San Jose Water Company and CLWSC, respectively.

Other state and local environmental regulations apply to Water Utility Services operations and facilities. These regulations relate primarily to the handling, storage and disposal of hazardous materials and discharges to waterways.

Additionally, San Jose Water Company is currently in compliance with all state and local regulations governing hazardous materials, point and non-point source discharges and the warning provisions of the California Safe Drinking Water and Toxic Enforcement Act of 1986.

Please also see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

As of December 31, 2007, SJW Corp. had 364 employees, of whom 328 were San Jose Water Company employees and 36 were CLWSC employees. At San Jose Water Company, 93 were executive, administrative or supervisory personnel, and 235 were members of unions. On February 7, 2008, San Jose Water Company reached a two-year collective bargaining agreement with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, covering the period from January 1, 2008 through December 31, 2009. Both groups are affiliated with the AFL-CIO. The agreements include wage adjustments of approximately 3% and 3.3%, respectively, for union workers for calendar year 2008 and 2009 and minor benefit modifications. For new employees hired on or after March 31, 2008, a cash balance retirement plan will be adopted. As of December 31, 2007, CLWSC had 36 employees, of whom 9 were exempt and 27 were non-exempt. Non-exempt employees are subject to overtime but are not union represented.

Officers of the Registrant

Name	Age	Offices and Experience
G.J. Belhumeur.	62	San Jose Water Company—Senior Vice President, Operations. From 1996 to 2003, Mr. Belhumeur was Vice President of Operations. Mr. Belhumeur has been with San Jose Water Company since 1970.
D. Drysdale.......	52	San Jose Water Company—Vice President, Information Systems. From 1998 to 1999, Mr. Drysdale was Director of Information Systems. From 1994 to 1998, Mr. Drysdale was Data Processing Manager. Mr. Drysdale joined San Jose Water Company in 1992.
A.J. Elliott.........	44	San Jose Water Company—Controller from November 2006. From July 2001 to November 2006, Ms. Elliott was the Special Projects Manager. From January 1995 to July 2001, she was the Controller. Ms. Elliott has been with San Jose Water Company since 1990.
P. Jensen	47	San Jose Water Company—Vice President, Regulatory Affairs from July 2007. From 1995 to July 2007, Mr. Jensen was the Director of Regulatory Affairs. Mr. Jensen has been with San Jose Water Company since 1995.
S. Papazian	32	SJW Corp. and San Jose Water Company—Corporate Secretary and Attorney. Ms. Papazian has served as Corporate Secretary and Attorney since February 14, 2005. She is also Corporate Secretary of SJW Land Company and SJWTX, Inc. She was admitted to the California State Bar in January 2000 and thereafter was an Associate Attorney at The Corporate Law Group from March 2000 until February 2005.
W.R. Roth.........	55	SJW Corp.—President and Chief Executive Officer of the Corporation, San Jose Water Company, SJW Land Company, and SJWTX, Inc. Mr. Roth was appointed Chief Executive Officer of SJW Corp. in 1999 and President in 1996. Mr. Roth has been with San Jose Water Company since 1990.
A. Yip	54	SJW Corp.—Chief Financial Officer and Treasurer since October 1996, and Senior Vice President of Finance, Chief Financial Officer and Treasurer of San Jose Water Company since April 2004. From January 1999 to April 2004, Ms. Yip served as Vice President of Finance, Chief Financial Officer and Treasurer of San Jose Water Company. She is also Chief Financial Officer and Treasurer of SJWTX, Inc. and Chief Financial Officer of SJW Land Company. Ms. Yip has been with San Jose Water Company since 1986.
R.S. Yoo	57	San Jose Water Company—Chief Operating Officer since July 2005. From April 2003 to July 2005, Mr. Yoo was Senior Vice President, Administration. From April 1996 to April 2003, Mr. Yoo was Vice President, Water Quality. Mr. Yoo has served as President of Crystal Choice Water Service LLC from January 2001 to August 2005 and Manager from January 2001 to January 2007. Mr. Yoo was appointed Vice President of SJWTX, Inc. in September 2005. Mr. Yoo has been with San Jose Water Company since 1985.

Financial Information about Foreign and Domestic Operations and Export Sales

SJW Corp.'s revenue and expense are derived substantially from operations located in the County of Santa Clara in the State of California and Comal County in the State of Texas.

Website Access to Reports

SJW Corp.'s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are made available free of charge through SJW Corp.'s website at http://www.sjwater.com, as soon as reasonably practicable, after SJW Corp. electronically files such material with, or furnish such material to, the SEC.

Item 1A. ***Risk Factors***

Investors should carefully consider the following risk factors and warnings before making an investment decision. The risks described below are not the only ones facing SJW Corp. Additional risks that SJW Corp.

does not yet know of or that it currently thinks are immaterial may also impair its business operations. If any of the following risks actually occur, SJW Corp.'s business, operating results or financial condition could be materially harmed. In such case, the trading price of SJW Corp.'s common stock could decline and you may lose all or part of your investment. Investors should also refer to the other information set forth in this Form 10-K, including the financial statements and the notes thereto.

The business of SJW Corp. and its subsidiaries may be adversely affected by new and changing legislation, policies and regulations.

New legislation and changes in existing legislation by federal, state and local governments and administrative agencies can affect the operations of SJW Corp. and its subsidiaries. The operating revenue of San Jose Water Company results from the sale of water at rates authorized by CPUC. The operating revenue of CLWSC results from the sale of water at rates authorized by TCEQ. The CPUC and TCEQ set rates that are intended to provide revenues sufficient to recover operating expenses and produce a reasonable return on common equity.

On November 11, 2006, CPUC issued its final decision in San Jose Water Company's 2006 General Rate Case proceeding. The decision authorized San Jose Water Company rate increases of approximately $3,500,000 or 2.0% for 2007, $5,400,000 or 3.0% for 2008, and $4,000,000 or 2.2% for 2009. The rate increases for 2008 and 2009 are subject to adjustments based upon the inflation escalation factors realized at the time of the increase. The decision also authorizes additional rate recoveries to be phased in as capital projects are completed over the three-year period and the recovery of approximately $450,000 from San Jose Water Company's balancing and memorandum accounts. These rate increases are designed to produce a return on common equity of 10.13%, which is comparable with recent authorized returns for water utilities in California.

On November 7, 2007, San Jose Water Company filed an advice letter with CPUC requesting implementation of the general rate increase for 2008 of $5,700,000. These rates subsequently became effective January 1, 2008. Additionally, as of December 31, 2007, San Jose Water Company has been authorized all of its offset rate requests.

On October 14, 2007, CLWSC filed a request for a rate increase with the TCEQ of $450,000, or about 10%. This rate increase, subject to refund, became effective December 14, 2007.

Although the Water Utility Services believe that the rates currently in effect provide it with a reasonable rate of return, there is no guarantee such rates will be sufficient to provide a reasonable rate of return in the future. There is no guarantee that the Water Utility Service's future rate filings will be able to obtain a satisfactory rate of return in a timely manner.

In addition, the Water Utility Services rely on policies and regulations promulgated by the regulators in order to recover capital expenditures, maintain favorable treatment on gains from the sale of real property, offset its production and operating costs, recover the cost of debt, maintain an optimal equity structure without over-leveraging, and have financial and operational flexibility to engage in nonregulated operations. If the regulators implement policies and regulations that will not allow San Jose Water Company and CLWSC to accomplish some or all of the items listed above, the Water Utility Services future operating results may be adversely affected.

Recovery of regulatory assets is subject to adjustment by the regulatory agency and could impact the operating results of the Water Utility Services.

Generally-accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." In accordance with SFAS No. 71, the Water Utility Services record deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recovered in the ratemaking process in a period different from when the costs and credits were incurred. If the assessment of the probability of recovery in the ratemaking process is incorrect, the regulatory assets or liabilities would need to be adjusted which could have an adverse effect on our financial results.

Changes in water supply, water supply costs or the mix of water supply could adversely affect the operating results and business of Water Utility Services.

San Jose Water Company's supply of water primarily relies upon three main sources: water purchased from SCVWD, surface water from its Santa Cruz Mountains Watershed, and pumped underground water. Changes and variations in quantities from each of these three sources affect the overall mix of the water supply, thereby affecting the cost of the water supply. Surface water is the least costly source of water. If there is an adverse change to the mix of water supply and San Jose Water Company is not allowed by CPUC to recover the additional or increased water supply costs, its operating results may be adversely affected.

SCVWD receives an allotment of water from state and federal water projects. If San Jose Water Company has difficulties obtaining a high quality water supply from SCVWD due to availability, environmental or legal restrictions (see discussion under Item 1. "Business", "Water Supply"), it may not be able to fully satisfy customer demand in its service area and its operating results and business may be adversely affected. Additionally, the availability of water from San Jose Water Company's Santa Cruz Mountains Watershed depends on the weather and fluctuates with each season. In a normal year, surface water supply provides 6% to 8% of the total water supply of the system. In a season with little rainfall, water supply from surface water sources may be low, thereby causing San Jose Water Company to increase the amount of water purchased from outside sources at a higher cost than surface water, thus increasing water production costs.

In addition, San Jose Water Company's ability to use surface water is subject to regulations regarding water quality and volume limitations. If new regulations are imposed or existing regulations are changed or given new interpretations, the availability of surface water may be materially reduced. A reduction in surface water could result in the need to procure more costly water from other sources, thereby increasing the water production costs and adversely affecting the operating results of San Jose Water Company.

Because the extraction of water from the groundwater basin and the operation of the water distribution system require a significant amount of energy, increases in energy prices could increase operating expenses of San Jose Water Company. In the aftermath of the attempt to deregulate the California energy market, energy costs still remain in flux, with resulting uncertainty in San Jose Water Company's ability to contain energy costs into the future.

San Jose Water Company continues to utilize Pacific Gas & Electric's time of use rate schedules to minimize its overall energy costs primarily for groundwater pumping. During the winter months, typically 90% or more of the groundwater is produced during off-peak hours when electrical energy is consumed at the lowest rates. Optimization and energy management efficiency is achieved through the implementation of Supervisory Control and Data Acquisition system software applications that control pumps based on demand and cost of energy. An increase in demand or a reduction in the availability of surface water or import water could result in the need to pump more water during peak hours adversely affecting the operating results of San Jose Water Company.

CLWSC's primary water supply is 6,000 acre-feet of water which is pumped from Canyon Lake at two lake intakes, in accordance with the terms of its contracts with the GBRA which are long-term take-or-pay contracts. This supply is supplemented by groundwater pumped from wells. Texas, similar to California, faces similar operating challenges as described above and long-term water supply constraints.

Fluctuations in customer demand for water due to seasonality, restrictions of use, weather, and lifestyle can adversely affect operating results.

The Water Utility Services operations are seasonal. Thus, results of operations for one quarter do not indicate results to be expected in subsequent quarters. Rainfall and other weather conditions also affect the operations of the Water Utility Services. Most water consumption occurs during the third quarter of each year when weather tends to be warm and dry. In drought seasons, if customers are encouraged and required to conserve water due to a shortage of water supply or restriction of use, revenue tends to be lower. Similarly, in unusually wet seasons, water supply tends to be higher and customer demand tends to be lower, again resulting in lower revenues. Furthermore, certain lifestyle choices made by customers can affect demand for water. For example, a significant portion of residential water use is for outside irrigation of lawns and landscaping. If there is a decreased desire by customers to maintain landscaping for their homes, residential water demand could decrease, which may result in lower revenues. Conservation efforts and construction codes, which require the use of low-flow plumbing fixtures, could diminish water consumption and result in reduced revenue.

A contamination event or other decline in source water quality could affect the water supply of the Water Utility Services and therefore adversely affect the business and operating results.

The Water Utility Services are subject to certain water quality risks relating to environmental regulations. Through water quality compliance programs, the Water Utility Services continually monitor for contamination and pollution of its sources of water. In addition, a Watershed Management Program provides a proactive approach to minimize potential contamination activities. In the event of a contamination, the Water Utility Services will likely have to procure water from more costly sources and increase future capital expenditures. Although the costs would likely be recovered in the form of higher rates, there can be no assurance that the regulators would approve a rate increase to recover the costs.

The Water Utility Services are subject to litigation risks concerning water quality and contamination.

Although the Water Utility Services have not been and are not a party to any environmental and product-related lawsuits, such lawsuits against other water utilities have increased in frequency in recent years. If the Water Utility Services are subject to an environmental or product-related lawsuit, they might incur significant legal costs and it is uncertain whether they would be able to recover the legal costs from ratepayers or other third parties. The Water Utility Services have product liability coverage for bodily injury and property damage. However, pollution is excluded from this coverage. Our pollution liability policy does not extend coverage for product liability. Currently, the CPUC in California has preemptive jurisdiction over regulated water utilities for claims about compliance with environmental quality matters.

New or more stringent environmental regulations could increase the Water Utility Services operating costs and affect its business.

The Water Utility Services operations are subject to water quality and pollution control regulations issued by the EPA and environmental laws and regulations administered by the respective states and local regulatory agencies.

Stringent environmental and water quality regulations could increase Water Utility Services water quality compliance costs, hamper the Water Utility Service's available water supplies, and increase future capital expenditure.

Under the federal Safe Drinking Water Act, the Water Utility Services are subject to regulation by the EPA of the quality of water it sells and treatment techniques it uses to make the water potable. The EPA promulgates nationally applicable standards, including maximum contaminant levels for drinking water. The Water Utility Services are currently in compliance with all of the 87 primary maximum contaminant levels promulgated to date. Additional or more stringent requirements may be adopted by each state. There can be no assurance that the Water Utility Services will be able to continue to comply with all water quality requirements.

The Water Utility Services have implemented monitoring activities and installed specific water treatment improvements enabling it to comply with existing maximum contaminant levels and plan for compliance with future drinking water regulations. However, the EPA and the respective state agencies have continuing authority to issue additional regulations under the Safe Drinking Water Act. It is possible that new or more stringent environmental standards could be imposed that will raise the Water Utility Services operating costs. Future drinking water regulations may require increased monitoring, additional treatment of underground water supplies, fluoridation of all supplies, more stringent performance standards for treatment plants and procedures to further reduce levels of disinfection by-products. The Water Utility Services continues to seek mechanisms for recovery of government-mandated environmental compliance costs. There are currently limited regulatory mechanisms and procedures available to the company for the recovery of such costs and there can be no assurance that such costs will be fully recovered.

Costs associated with security precautions may have an adverse effect on the operating results of the Water Utility Services.

Water utility companies have generally been on a heightened state of alert since the threats to the nation's health and security in the fall of 2001. San Jose Water Company has taken steps to increase security at its water utility facilities and continues to implement a comprehensive security upgrade program for production and storage facilities, pump stations and company buildings. San Jose Water Company also coordinates security and planning information with SCVWD, other Bay Area water utilities and various governmental and law enforcement agencies.

San Jose Water Company conducted a system-wide vulnerability assessment in compliance with federal regulations Public Law 107-188 imposed on all water utilities. The assessment report was filed with the EPA on March 31, 2003. San Jose Water Company has also actively participated in the security vulnerability assessment training offered by the American Water Works Association Research Foundation and the EPA.

The vulnerability assessment identified system security enhancements that impact water quality, health, safety, and continuity of service totaling approximately $2,300,000. These improvements were incorporated into the capital budgets and were completed as of December 31, 2006. San Jose Water Company has and will continue to bear costs associated with additional security precautions to protect its water utility business and other operations. While some of these costs are likely to be recovered in the form of higher rates, there can be no assurance that CPUC will approve a rate increase to recover all or part of such costs and, as a result, the company's operating results and business may be adversely affected.

CLWSC is evaluating its security measures to mitigate any potential vulnerabilities.

The Water Utility Services rely on information technology and systems that are key to business operations, therefore a disruption in service could adversely effect business operations.

Information technology is key to the operation of the Water Utility Services, including but not limited to bill printing, bill remittance processing, providing customer service and the use of Supervisory Control and Data Acquisition systems to operate the distribution system. A disruption of a business system that supports any of these functions could significantly impact our ability to provide services to our customers.

SJW Land Company's significant increase in its real estate portfolio.

SJW Land Company owns a diversified real estate portfolio in multiple states. The risks in investing directly in real estate vary depending on the investment strategy and investment objective.

- Liquidity risk—real estate investment is illiquid. The lag time to build or reduce its portfolio is long.
- Obsolescence risk—real estate property is location specific. Location obsolescence can occur due to a decline of a particular sub-market or neighborhood. Functional obsolescence can also occur from physical depreciation, wear and tear, and other architectural and physical features which could be curable or incurable.
- Market and general economic risks—real estate investment is tied to overall domestic economic growth and, therefore, carries market risk which cannot be eliminated by diversification. Generally, all property types benefit from national economic growth, though the benefits range according to local factors such as local supply and demand and job creation. Because real estate leases are typically staggered and last for multiple years, there is generally a lag effect in the performance of real estate in relation to the overall economy. This lag effect can insulate or deteriorate the financial impact to SJW Land Company in a downturn or an improved economic environment.

  Vacancy rates can climb and market rents can be impacted and weakened by general economic forces, therefore affecting income to SJW Land Company.

  The value of real estate can drop materially due to a deflationary market, decline in rental income, market cycle of supply and demand, long lag time in real estate development, legislative and governmental actions, environmental concerns, and fluctuation of interest rates, eroding any unrealized capital appreciation and, potentially, invested capital.
- Credit risk—the risk of a tenant declaring bankruptcy and seeking relief from its contractual rental obligation could affect the income and the financial results of SJW Land Company. Diversification

of many tenants across many properties may mitigate the risk, but can never eliminate it. This risk is most prevalent in a recessionary environment.

The success of SJW Land Company's real estate investment strategy depends largely on ongoing local, state and federal land use development activities and regulations, future economic conditions, the development and fluctuations in the sale of the undeveloped properties, the ability to identify the developer/potential buyer of the available for sale real estate, the timing of the transaction, favorable tax law, the ability to identify and acquire high quality, relatively low risk replacement property at reasonable terms and conditions, and the ability to maintain and manage the replacement property.

Other factors that could affect operating results.

Other factors that could adversely affect the operating results of SJW Corp. and its subsidiaries include the following:

- SJW Corp.'s growth strategy depends on its ability to acquire water systems in order to broaden its service areas, SJW Land Company's ability to continue to develop and invest in real estate investments at favorable terms, and San Jose Water Company's ability to continue to broaden and expand its nonregulated contract services in the metropolitan San Jose area. The execution of SJW Corp.'s growth strategy will expose it to different risks than those associated with the current utility operations. Costs are incurred in connection with the execution of the growth strategy and risks are involved in potential integration of acquired businesses/properties which could require significant costs and cause diversion of management's time and resources. Any future acquisition SJW Corp. decides to undertake may involve risks and have a material adverse effect on SJW Corp.'s core business, impact SJW Corp.'s ability to finance its business and affect its compliance with regulatory requirements. Any businesses SJW Corp. acquires may not achieve sales, customer growth and projected profitability that would justify the investment. Any difficulties SJW Corp. encounters in the integration process, including the integration of controls necessary for internal control and financial reporting, could interfere with its operations, reduce its operating margins and adversely affect its internal controls.

- The level of labor and non-labor operating and maintenance expenses as affected by inflationary forces and collective bargaining power could adversely affect the operating and maintenance expenses of SJW Corp.

- The City of Cupertino lease operation could be adversely affected by: (1) the level of capital requirements, (2) the ability of San Jose Water Company to raise rates through the Cupertino City Council, and (3) the level of operating and maintenance expenses.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The properties of San Jose Water Company consist of a unified water production system located in the County of Santa Clara in the State of California. In general, the property is comprised of franchise rights, water rights, necessary rights-of-way, approximately 7,000 acres of land held in fee (which is primarily non-developable watershed), impounding reservoirs with a capacity of approximately 2.256 billion gallons, diversion facilities, wells, distribution storage of approximately 240 million gallons, and all water facilities, equipment, office buildings and other property necessary to supply its customers.

San Jose Water Company maintains all of its properties in good operating condition in accordance with customary practice for a water utility. San Jose Water Company's groundwater pumping stations have a production capacity of approximately 239 million gallons per day and the present capacity for taking purchased water is approximately 172 million gallons per day. The surface water collection system has a physical delivery capacity of approximately 35 million gallons per day. During 2007, a maximum and average of 195 million gallons and 135 million gallons of water per day, respectively, were delivered to the system.

The Water Utility Services hold all its principal properties in fee, subject to current tax and assessment liens, rights-of-way, easements, and certain minor defects in title which do not materially affect their use.

SJW Land Company owns approximately 92 acres of property in the states of Connecticut, Florida, Texas, Arizona and Tennessee and approximately five undeveloped acres of land and two acres of land with commercial properties primarily in the San Jose metropolitan area. In May 2007, SJW Land Company sold its 1265 South Bascom Avenue building to San Jose Water Company. San Jose Water Company intends to use the building as its engineering headquarters. In February 2007, SJW Land Company purchased real estate investment in the State of Tennessee. SJW Land Company also owns a 70% limited partnership interest in 444 West Santa Clara Street, L.P., a real estate limited partnership that owns and operates an office building. SJW Land Company consolidates its limited partnership interest in 444 West Santa Clara Street, L.P. as a variable interest entity under Financial Accounting Standards Board Interpretation No. 46R ("FIN46R"), "Consolidation of Variable Interest Entities." The following table is a summary of SJW Land Company properties described above:

Description	Location	Acreage	Square Footage	Percentage of SJW Land Company Revenue
2 Commercial buildings........	San Jose, California	2	28,000	16%
Warehouse building..............	Windsor, Connecticut	17	170,000	11%
Warehouse building..............	Orlando, Florida	8	147,000	7%
Retail building	El Paso, Texas	2	14,000	5%
Warehouse building..............	Phoenix, Arizona	11	176,000	13%
Warehouse building..............	Knoxville, Tennessee	29	346,000	20%
Commercial building	Knoxville, Tennessee	15	148,000	28%
Undeveloped land	Knoxville, Tennessee	10	N/A	N/A
Undeveloped land	San Jose, California	5	N/A	N/A

Item 3. *Legal Proceedings*

SJW Corp. is subject to litigation incidental to its business. However, there are no pending legal proceedings to which SJW Corp. or any of its subsidiaries is a party or to which any of its properties is the subject that are expected to have a material effect on SJW Corp.'s financial position, results of operations or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

SJW Corp.'s common stock is traded on the New York Stock Exchange under the symbol SJW. Information as to the high and low sales prices for SJW Corp.'s common stock for each quarter in the 2007 and 2006 fiscal years is contained in the section captioned "Market price range of stock" in the tables set forth in Note 16 of "Notes to Consolidated Financial Statements" in Part II, Item 8.

As of December 31, 2007, there were 563 record holders of SJW Corp.'s common stock.

Dividends

Dividends have been paid on SJW Corp.'s and its predecessor's common stock for 257 consecutive quarters and the annual dividend amount has increased in each of the last 40 years. Additional information as to the cash dividends paid on common stock in 2007 and 2006 is contained in the section captioned "Dividend per share" in the tables set forth in Note 16 of "Notes to Consolidated Financial Statements" in Part II, Item 8. Future dividends will be determined by the Board of Directors after consideration of various financial, economic and business factors.

Five-Year Performance Graph

The following performance graph compares the changes in the cumulative shareholder return on SJW Corp.'s common stock with the cumulative total return on the Water Utility Index and the Standard & Poor's 500 Index during the last five years ended December 31, 2007. The comparison assumes $100 was invested on December 31, 2002 in SJW Corp.'s common stock and in each of the foregoing indices and assumes reinvestment of dividends.



SJW CORP. FIVE YEAR CUMULATIVE TOTAL RETURN
12/31/02- 12/31/07
366
277
189
100
DOLLARS
2003
2004
2005
2006
2007
Years
SJW
Water Utility Index
S&P500

The following descriptive data is supplied in accordance with Rule 304(d) of Regulation S-T:

	2002	2003	2004	2005	2006	2007
SJW Corp.	100	118	149	192	333	303
Water Utility Index	100	125	141	180	179	168
S&P500	100	129	143	150	173	183

The Water Utility Index is the 11 water company Water Utility Index prepared by A.G. Edwards & Sons, Inc.

Item 6. *Selected Financial Data*

FIVE YEAR STATISTICAL REVIEW

SJW Corp. and Subsidiaries

		2007	2006	2005	2004	2003
CONSOLIDATED RESULTS OF OPERATIONS (in thousands)						
Operating revenue	$	206,601	189,238	180,105	166,911	150,454
Operating expense:						
Purchased water		48,596	44,896	44,953	41,220	36,708
Power		7,532	5,170	4,318	5,511	5,296
Groundwater extraction charges		30,141	18,737	17,362	21,773	17,931
Administrative and general		22,334	21,108	20,697	17,285	16,202
Other		14,907	15,095	14,183	12,892	12,585
Maintenance		11,628	10,189	9,475	8,674	7,724
Property taxes and other nonincome taxes		6,307	5,893	5,673	5,314	5,065
Depreciation and amortization		22,854	21,299	19,654	18,481	15,225
Income taxes		12,549	15,298	14,773	11,644	10,523
Total operating expense		176,848	157,685	151,088	142,794	127,259
Operating income		29,753	31,553	29,017	24,117	23,195
Interest expense, other income and deductions		(10,430)	7,028	(7,177)	(4,331)	(4,518)
Net income		19,323	38,581	21,840	19,786	18,677
Dividends paid		11,089	10,549	9,777	9,319	8,861
Invested in the business	$	8,234	28,032	12,063	10,467	9,816
CONSOLIDATED PER SHARE DATA (BASIC)						
Net income	$	1.05	2.11	1.20	1.08	1.02
Dividends paid	$	0.60	0.57	0.53	0.51	0.49
Shareholders' equity at year-end	$	12.92	12.48	10.73	10.11	9.11
CONSOLIDATED BALANCE SHEET (in thousands)						
Utility plant and intangible assets	$	816,310	740,419	664,117	619,590	583,709
Less accumulated depreciation and amortization		255,025	234,173	208,909	189,221	174,985
Net utility plant		561,285	506,246	455,208	430,369	408,724
Real estate investment		84,195	40,565	34,850	31,987	32,569
Total assets		767,326	705,864	587,709	552,152	516,244
Capitalization:						
Shareholders' equity		236,934	228,182	195,908	184,691	166,368
Long-term debt		216,312	163,648	145,279	143,604	143,879
Total capitalization	$	453,246	391,830	341,187	328,295	310,247
OTHER STATISTICS—WATER UTILITY SERVICES						
Customers at year-end		233,300	231,700	222,400	220,800	220,100
Average revenue per customer	$	860.23	809.56	792.08	733.76	664.99
Investment in utility plant per customer	$	3,499	3,196	2,986	2,806	2,652
Miles of main at year-end		2,743	2,739	2,447	2,434	2,430
Water production (million gallons)		51,922	49,302	48,198	51,082	49,593
Maximum daily production (million gallons)		205	229	201	192	211
Population served (estimate)		1,051,600	1,044,400	1,002,400	995,000	992,000

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Description of Business

SJW Corp. is a publicly traded company and is a holding company with three subsidiaries:

San Jose Water Company, a wholly owned subsidiary, is a public utility in the business of providing water service to approximately 225,000 connections that serve a population of approximately one million people in an area comprising approximately 138 square miles in the metropolitan San Jose, California area. The United States water utility industry is largely fragmented and is dominated by municipal-owned water systems. The water industry is regulated, and provides a life-sustaining product. This makes water utilities subject to lower business cycle risks than nonregulated industries.

SJW Land Company, a wholly owned subsidiary, owns undeveloped land, has a 70% limited partnership interest in 444 West Santa Clara Street, L.P. and operates commercial buildings in the states of California, Florida, Connecticut, Texas, Arizona and Tennessee.

SJWTX, Inc., doing business as Canyon Lake Water Service Company, a 97.5% majority-owned subsidiary, was incorporated in September 2005. CLWSC provides service to approximately 7,900 connections that serve approximately 36,000 residents in a service area comprising more than 78 square miles in the growing region between San Antonio and Austin, Texas.

SJW Corp. also owns 1,099,952 shares or approximately 5% of California Water Service Group as of December 31, 2007.

On January 31, 2007, the rental equipment and existing inventory of Crystal Choice Water Service LLC, a 75% owned subsidiary engaged in the sale and rental of water conditioning and purification equipment, was sold for $635,000. Crystal Choice Water Service LLC was liquidated in August 2007.

Together, San Jose Water Company and CLWSC are referred to as "Water Utility Services."

Business Strategy

SJW Corp. focuses its business initiatives in four strategic areas:

(1) Regional regulated water utility operations.

(2) Regional nonregulated water utility related services provided in accordance with the guidelines established by the CPUC.

(3) Real estate investment activities in SJW Land Company.

(4) Out-of-region water and utility related services, primarily in the Western United States.

Regional Regulated Activities

SJW Corp.'s regulated utility operation is conducted through San Jose Water Company, a wholly owned water utility subsidiary that provides water service to the greater metropolitan San Jose area and CLWSC, a 97.5% owned regulated utility subsidiary in the State of Texas. SJW Corp. plans and applies a diligent and disciplined approach to improving and maintaining its water system infrastructure. It also seeks to acquire regulated water systems adjacent to or near its existing service territory.

Regional Nonregulated Activities

Operating in accordance with guidelines established by CPUC, San Jose Water Company provides nonregulated water services under agreements with municipalities and other utilities. Nonregulated services include water system operations, billings and cash remittance processing, maintenance services and telecommunication antenna leasing.

San Jose Water Company also seeks appropriate nonregulated business opportunities that complement its existing operations or that allow it to extend its core competencies beyond existing operations. San Jose Water Company seeks opportunities to fully utilize its capabilities and existing capacity by providing services to other regional water systems, benefiting its existing regional customers through increased efficiencies.

Real Estate Investment

SJW Land Company's real estate investments diversifies SJW Corp.'s asset base and balances SJW Corp.'s concentration in regulated assets. SJW Land Company implements its real estate investment strategy by exchanging selected real estate assets for relatively low risk investments with a capital structure and risk and return profile that is consistent with SJW Corp.'s consolidated capital structure and risk and return profile.

Out-of-Region Opportunities

SJW Corp. is also pursuing opportunities to participate in out-of-region water and utility related services, particularly regulated water businesses, in the Western United States. SJW Corp. evaluates out-of-region and out-of-state opportunities that meet SJW Corp.'s risk and return profile.

The factors SJW Corp. considers in evaluating such opportunities include:

- regulatory environment;
- synergy potential;
- general economic conditions;
- potential profitability;
- additional growth opportunities within the region;
- water quality and environmental issues; and
- capital requirements.

SJW Corp. cannot be certain it will be successful in consummating any transactions relating to such opportunities. In addition, any transaction will involve numerous risks. These include the possibility of paying more than the value derived from the acquisition, the assumption of certain known and unknown liabilities related to the acquired assets, the risk of diverting management's attention from normal daily operations of the business, negative impact to SJW Corp.'s financial condition and operating results, the risks of entering markets in which it has no or limited direct prior experience and the potential loss of key employees of any acquired company. SJW Corp. cannot be certain that any transaction will be successful and will not materially harm its operating results or financial condition.

Critical Accounting Policies

SJW Corp. has identified accounting policies delineated below as the policies critical to its business operations and the understanding of the results of operations. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. SJW Corp. bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances. The impact and any associated risks related to these policies on SJW Corp.'s business operations are discussed in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" where such policies affect SJW Corp.'s reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 of "Notes to Consolidated Financial Statements." SJW Corp.'s critical accounting policies are as follows:

Revenue Recognition

SJW Corp. recognizes its regulated and nonregulated revenue when services have been rendered, in accordance with SEC Staff Accounting Bulletin 104, "Revenue Recognition."

Metered revenue of Water Utility Services include billing to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. The Water Utility Services read the majority of its customers' meters on a bi-monthly basis and records its revenue based on its meter reading results. Unbilled revenue from the last meter reading date to the end of the accounting period is estimated based on the most recent usage patterns, production records and the effective tariff rates. Actual results could differ from those estimates, which would result in adjusting the operating revenue in the period which the revision to the Water Utility Services estimates are determined. As of

December 31, 2007 and 2006, accrued unbilled revenue was $12,654,000 and $11,067,000, respectively. Unaccounted for water for 2007 and 2006 approximated 7% and 5.2%, respectively, as a percentage of production. The estimate is based on the results of past experience, the trend and efforts in reducing the Water Utility Services' unaccounted-for water through customer conservation, main replacements and lost water reduction programs.

SJW Corp. recognizes its nonregulated revenue based on the nature of the nonregulated business activities. Revenue from San Jose Water Company's nonregulated utility operations and billing or maintenance agreements are recognized when services have been rendered. Revenue from SJW Land Company is recognized ratably over the term of the leases.

Recognition of Regulatory Assets and Liabilities

Generally-accepted accounting principles for water utilities include the recognition of regulatory assets and liabilities as permitted by Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." In accordance with SFAS No. 71, the Water Utility Services, to the extent applicable, records deferred costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the ratemaking process in a period different from when the costs and credits are incurred. Accounting for such costs and credits is based on management's judgment and prior historical ratemaking practices, that it is probable that these costs and credits will be recognized in the future revenue of the Water Utility Services through the ratemaking process. The regulatory assets and liabilities recorded by the Water Utility Services, in particular, San Jose Water Company, primarily relate to the recognition of deferred income taxes for ratemaking versus tax accounting purposes and the postretirement pension benefits, medical costs, accrued benefits for vacation and asset retirement obligation that have not been passed through rates. The disallowance of any asset in future ratemaking, including deferred regulatory assets, would require San Jose Water Company to immediately recognize the impact of the costs for financial reporting purposes. No disallowance was recognized at December 31, 2007 and December 31, 2006. The net regulatory assets recorded by San Jose Water Company were $44,712,000 and $50,483,000 as of December 31, 2007 and 2006, respectively. As of December 31, 2006, San Jose Water Company has recorded its expected postretirement benefit plan liabilities and a corresponding regulatory asset relating to the implementation of the SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans," including a reclassification of benefit obligations previously recorded to comprehensive income, in the amount of $3,666,000, resulting in an increase to regulatory assets of $38,410,000. The decrease of regulatory assets from 2006 to 2007 was primarily attributable to the change in valuation of the expected postretirement benefit plan liabilities.

Pension Accounting

San Jose Water Company offers a defined benefit plan, an Executive Supplemental Retirement Plan and certain postretirement benefits other than pensions to employees retiring with a minimum level of service. Accounting for pensions and other postretirement benefits requires an extensive use of assumptions about the discount rate, expected return on plan assets, the rate of future compensation increases received by the employees, mortality, turnover and medical costs. See assumptions and disclosures detailed in Note 11 of "Notes to Consolidated Financial Statements."

The Pension Plan is administered by a Committee that is composed of an equal number of Company and Union representatives. Investment decisions have been delegated by the Committee to an Investment Manager, presently Wachovia Securities, LLC. Investment guidelines provided to the Investment Manager require that at least 25% of plan assets be invested in bonds or cash. As of December 31, 2007, the plan assets consist of approximately 39% bonds, 2% cash and 59% equities. Furthermore, equities are to be diversified by industry groups and selected to achieve preservation of capital coupled with long-term growth through capital appreciation and income. They may not invest in commodities and futures contracts, private placements, options, letter stock, speculative securities, or hold more than 5% of assets of any one private corporation. They may only invest in bonds, commercial paper, and money market funds with acceptable ratings by Moody's or Standard & Poor's. The Investment Manager is reviewed regularly regarding performance by the Investment Consultant who provides quarterly reports to the Committee for review.

The market values of the plan assets are marked to market at the measurement date. The investment trust assets incur unrealized market gains or losses from time to time. As a result the pension expense in 2007 included the amortization of unrealized market gains on pension assets. Both unrealized market gains and losses on pension assets are amortized over 13 years for actuarial expense calculation purposes. Market gains in 2006 decreased pension expense by approximately $223,000 in 2007 and market losses in 2005 increased pension expense by approximately $252,000 in 2006.

In 2006, San Jose Water Company utilized each plan's projected benefit stream in conjunction with the "above the median" Citigroup Pension Discount Curve in determining the discount rate used in calculating the pension and other postretirement benefits liabilities at the measurement date. In 2007, San Jose Water Company determined that the Citigroup Pension Discount Curve was appropriate due to the fact that it is more representative of the AA market discount rates and therefore is more applicable to the discounting of pension liabilities. Any change in these assumptions would have an effect on the service costs, interest costs and benefit obligations. As a result of San Jose Water Company using the Citigroup Pension Discount Curve instead of the "above the median" Citigroup Pension Discount Curve, San Jose Water Company used a discount rate of 6.50% instead of 6.75% in calculating the pension and other postretirement liabilities as of December 31, 2007. The impact of utilizing the 6.50% discount rate is that the benefit liability increased by $2,300 as of December 31, 2007 and the 2008 net periodic benefit cost increased by $240. The composite discount rate used was 6.00% for the year ending December 31, 2006.

Income Taxes

SJW Corp. estimates its federal and state income taxes as part of the process of preparing the financial statements. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes, including the evaluation of the treatment acceptable in the water utility industry and regulatory environment. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. If actual results, due to changes in the regulatory treatment, or significant changes in tax-related estimates or assumptions or changes in law, differ materially from these estimates, the provision for income taxes will be materially impacted.

Balancing Account

Pursuant to Section 792.5 of the California Public Utilities Code, a balancing account must be maintained for each expense item for which revenue offsets have been authorized. The purpose of a balancing account is to track the under-collection or over-collection associated with expense changes and the revenue authorized by CPUC to offset those expense changes.

Within its regulatory regime, CPUC has established a balancing account mechanism for the purpose of tracking the under-collection or over-collection associated with expense changes and the revenue authorized by CPUC to offset those expense changes. A separate balancing account must be maintained for each offset expense item (e.g., purchased water, purchased power and groundwater extraction charges). The balancing account balance varies with the seasonality of the water utility business such that, during the summer months when the demand for water is at its peak, the account tends to reflect an under-collection while, during the winter months when demand for water is relatively lower, the account tends to reflect an over-collection. Since the balances have to be approved by CPUC before they can be incorporated into rates, San Jose Water Company does not recognize the balancing account in its revenue until CPUC authorizes the change in customers' rates. However, had the balancing account been recognized in San Jose Water Company's financial statements, San Jose Water Company's retained earnings would be decreased by the amount of the account over-collection or increased by the amount of the account under-collection, less applicable taxes. Please also see Item 1A, "Risk Factors."

As of December 31, 2007 and 2006, the total accrued balance in San Jose Water Company's balancing account was an over-collection of $1,656,000 and $739,000, respectively, including interest. The balance for the period November 29, 2001 to December 31, 2004 has been reviewed and authorized for rate recovery by the CPUC. All the memorandum type balancing accounts will be reviewed by the CPUC in San Jose Water Company's next general rate case.

The following is a summary of the balancing and memorandum accounts:

	December 31, 2007	December 31, 2006
	(in thousands)	
Under-collected balancing account 11/29/2001 to 12/31/2004, including surcharge and interest	$ 43	402
Over-collected memorandum type balancing account 01/01/2005 to 12/31/2005	(154)	(146)
Over-collected memorandum type balancing account 01/01/2006 to 12/31/2006	(1,045)	(995)
Over-collected memorandum type balancing account 01/01/2007 to 12/31/2007	(500)	-
Net (over)/under-collected balancing account	$ (1,656)	(739)

Recognition of Gain/Loss on Utility, Nonutility Property and Real Estate Investments

In conformance with generally-accepted accounting principles for rate-regulated public utilities, the cost of retired utility plant, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized for utility plant used and useful in providing water utility services to customers.

Utility property in the Water Utility Services is property that is used and useful in providing water utility services to customers and is included in rate base for rate-setting purposes. In California, real estate type utility property is subject to CPUC Code Section 851, which states any gain recognized will be divided with two-thirds going to the customers and one-third to the shareholders. Net gains or losses from the sale of utility property are recorded as a component of other (expense) income in the consolidated statement of income and comprehensive income.

Nonutility property in the Water Utility Services is property that is neither used nor useful in providing water utility services to customers and is excluded from the rate base for rate-setting purposes. San Jose Water Company recognized gain/loss on disposition of nonutility property in accordance with CPUC Code Section 790.

SJW Land Company owns real estate investment property which consists primarily of land and buildings. Net gains and losses from the sale of real estate investments are recorded as a component of other (expense) income in the consolidated statement of income and comprehensive income.

Results of Operations

SJW Corp.'s consolidated net income for the 12 months ending December 31, 2007 was $19,323,000, compared to $38,581,000 for the same period in 2006. The change of $19,258,000 or 50% includes an after-tax gain of $16,355,000 from the sale of the SJW Land Company and San Jose Water Company properties in 2006 and increased water production costs in 2007. Please refer to Note 13, "Sale of Real Estate Investments" under Notes to Consolidated Financial Statements.

SJW Land Company and its consolidated variable interest entity, 444 West Santa Clara Street, L.P., which operates commercial building rentals, are collectively referred to as "Real Estate Services."

Operating Revenue

Operating revenue by segment was as follows:

Consolidated Operating Revenue

	2007	2006	2005
		(in thousands)	
Water Utility Services	$ 200,004	183,809	175,524
Real Estate Services	6,486	4,317	3,324
All Other	111	1,112	1,257
	$ 206,601	189,238	180,105

Operating revenue increased $17,363,000 or 9% in 2007 compared to 2006, and $9,133,000 or 5% in 2006 compared to 2005.

The change in consolidated operating revenue was due to the following factors:

	2007 vs. 2006 Increase/(decrease)		2006 vs. 2005 Increase/(decrease)	
	(in thousands)			
Water Utility Services:				
Consumption increase	$ 2,784	1%	$ 2,556	1%
New customers increase	3,002	2%	3,120	2%
Rate increases	10,409	5%	2,609	1%
Real Estate Services	2,169	1%	993	1%
All Other	(1,001)	—	(145)	—
	$ 17,363	9%	$ 9,133	5%

2007 vs. 2006

Consolidated operating revenue for 2007 increased by $17,363,000 or 9%. The revenue increase consists of $16,195,000 from Water Utility Services and $2,169,000 from Real Estate Services. The revenue increases were offset by a $1,001,000 decrease in other revenues primarily due to the sale of the assets of Crystal Choice Water Service LLC on January 31, 2007.

The revenue increase for the Water Utility Services was primarily the result of increases in rates, consumption, customers and a full year of operation at CLWSC. The increase in SJW Land Company was primarily due to a $3,122,000 increase in rental income from the Tennessee warehouse and commercial property acquired in February 2007 and $404,000 is attributable to a full year of rental income from the Arizona warehouse property acquired in June 2006. The SJW Land Company revenue increases were offset by a $1,357,000 decrease in parking and rental revenue as a result of the sale of parking facilities in December 2006.

2006 vs. 2005

Consolidated operating revenue for 2006 increased by $9,133,000 or 5%. The revenue increase consists of $8,285,000 from Water Utility Services and $993,000 from Real Estate Services. The revenue increases were offset by a $145,000 decrease in all other.

The revenue increase in the Water Utility Services was primarily the result of increases in rates, consumption, customers and the acquisition of CLWSC on May 31, 2006. The increase in SJW Land Company was primarily due to a $688,000 increase in rental income from the Arizona warehouse property acquired in June 2006 and a full year of rental income from the Texas property acquired in November 2005. Additionally, parking lot revenue increased $405,000 in 2006 due to the increased number of events at the HP Pavilion.

Water Utility Services Operating Revenue and Customer Counts

The following tables present operating revenues and number of customers by customer group of the Water Utility Services:

Operating Revenue by Customer Group

	2007	2006	2005
		(in thousands)	
Residential and business	$ 182,917	169,251	161,619
Industrial	1,287	1,115	1,042
Public authorities	10,469	8,903	8,903
Others	5,331	4,540	3,960
	$ 200,004	183,809	175,524

Number of Customers

	2007	2006	2005
Residential and business	227,789	226,332	217,192
Industrial	79	83	85
Public authorities	1,715	1,725	1,715
Others	3,717	3,560	3,408
	233,300	231,700	222,400

Operating Expense

Operating expense by segment was as follows:

Consolidated Operating Expense

	2007	2006	2005
		(in thousands)	
Water Utility Services	$ 172,698	153,199	147,244
Real Estate Services	2,994	2,403	1,686
All Other	1,156	2,083	2,158
	$ 176,848	157,685	151,088

Operating expense increased $19,163,000 or 12% in 2007 compared to 2006, and $6,597,000 or 4% in 2006 compared to 2005.

The change in operating expense was due to the following:

	2007 vs. 2006 Increase/(decrease)		2006 vs. 2005 Increase/(decrease)	
	(in thousands)			
Water Production Costs:				
Change in surface water supply	$ 8,685	6%	$ (2,209)	(1)%
Usage and new customers	3,967	2%	1,661	1%
Purchased water and groundwater extraction charge price increase	4,393	3%	2,448	2%
Energy prices	421	—	270	—
Total water production costs	17,466	11%	2,170	2%
Administrative and general	1,226	1%	411	—
Other operating expense	(188)	—	912	1%
Maintenance	1,439	1%	714	—
Property taxes and other non-income taxes	414	—	220	—
Depreciation and amortization	1,555	1%	1,645	1%
Income taxes	(2,749)	(2)%	525	—
	$ 19,163	12%	$ 6,597	4%

The various components of operating expenses are discussed below.

Water production costs

2007 vs. 2006

The lack of precipitation in 2007 adversely impacted the Water Utility Services' operating results. Water production costs increased $17,466,000 primarily due to a decreased surface water supply necessitating $8,685,000 in additional purchased water, $4,393,000 in purchased water unit price increases and additional groundwater extraction charges and $3,967,000 due to increased usage by customers and new customers.

2006 vs. 2005

Water production costs increased $2,170,000 primarily due to increases in the unit cost of purchased water and increases in groundwater extraction charges, increase in usage and higher energy costs. The increases were offset by the greater availability of the less costly surface water resulting from significant rainfall in 2006.

Sources of Water Supply

The Water Utility Services water supply consists of groundwater from wells, surface water from watershed run-off and diversion, and water purchased from regional wholesalers. Surface water is the least expensive source of water. The following table presents the sources of water supply for the Water Utility Services:

	Source of Water Supply		
	2007	2006	2005
	(million gallons) (MG)		
Purchased water	28,688	27,722	29,215
Groundwater	21,766	14,488	13,649
Surface water	1,051	6,684	4,938
Reclaimed water	417	408	396
	51,922	49,302	48,198
Average water production cost per MG	$ 1,661	1,396	1,382

The following table represents the cost of purchased water and the groundwater extraction charge for water pumped from the groundwater basin, per million gallons, as of December 31:

	2007	2006	2005
Purchased water	$ 1,765	1,642	1,565
Groundwater extraction charge	$ 1,458	1,335	1,289

Water production in 2007 for the Water Utility Services increased 2,620 million gallons from 2006. Water production in 2006 increased 1,104 million gallons from 2005. The increases are primarily attributable to an increase in consumption by customers. The changes in operating expenses are consistent with the related water production changes.

Other Operating Expense

The following table represents components of other operating expense:

	2007	2006	2005
		(in thousands)	
Water supply	$ 1,137	1,197	966
Water treatment and quality	2,512	2,131	2,033
Pumping	2,066	1,913	1,639
Transmission and distribution	3,541	3,430	3,401
Customer accounts	5,416	4,820	4,824
Other	235	1,604	1,320
Total other operating expenses	14,907	15,095	14,183

2007 vs. 2006

Other operating expense decreased $188,000 in 2007 or 1% in comparison to 2006. The decrease consisted primarily of: (1) $745,000 due to the sale of Crystal Choice Water Service in January 2007, (2) $252,000 due to the sale of SJW Land Company parking lots in 2006 and (3) $64,000 in miscellaneous expenses. These decreases were offset by: (1) $436,000 increase in Canyon Lake Water Service Company due to an additional five months of activity and (2) $437,000 in San Jose Water Company due to salary increases and new hires.

2006 vs. 2005

Other operating expense increased $912,000 in 2006 or 6% in comparison to 2005. The increase consisted primarily of: (1) $372,000 in expenses as a result of the acquisition of Canyon Lake Water Supply Corporation on May 31, 2006, (2) $820,000 in salaries and wages in accordance with bargaining unit wage escalation and new hires which were incurred in all departments and (3) $83,000 in miscellaneous general office supplies and services. These increases were partially offset by a decrease of $363,000 in contracted work as a result of significant non-recurring repairs performed in 2005.

Administrative and General Expense

2007 vs. 2006

Administrative and general expense increased $1,226,000 in 2007 or 6% in comparison to 2006. The increase consisted primarily of: (1) $558,000 in group insurance costs due to a greater number of employees and higher premiums, (2) $387,000 in salaries and wages due to a greater number of employees and the wage increases for the year, (3) $212,000 in property and liability insurance, (4) $204,000 in regulatory commission expense as a result of increased sales and (5) $116,000 in miscellaneous expenses. These increases were offset by a $251,000 decrease in legal and accounting fees.

2006 vs. 2005

Administrative and general expense increased $411,000 in 2006 or 2% in comparison to 2005. The increase consisted primarily of: (1) $906,000 in expenses as a result of the acquisition of Canyon Lake Water Supply Corporation on May 31, 2006 and (2) $777,000 in salaries, wages, medical benefits and other employee benefits in accordance with bargaining unit wage escalation and new hires which were incurred in all departments. These increases were partially offset by decreases of: (1) $368,000 in property and liability insurance, (2) $705,000 from prior year's workers' compensation expense due to refund of premiums and (3) $199,000 in legal and accounting fees resulting from reduced auditing activities and other miscellaneous expenses.

Maintenance Expense

Maintenance expense in 2007 increased $1,439,000 or 14% in comparison to 2006, and $714,000 in 2006 or 8% in comparison to 2005. The increase in 2007 was primarily due to increased labor costs and an increase in water main and service leaks of approximately 41%. In addition, the level of maintenance expense varies with the level of public work projects instituted by the government, weather conditions and the timing and nature of general maintenance as needed for SJW Corp.'s facilities.

Property Taxes and Other Non-income Taxes

Property taxes and other non-income taxes for 2007 and 2006 increased $414,000 and $220,000, respectively, primarily due to increased utility property placed in service.

Depreciation

Depreciation expense increased $1,555,000 or 7% in 2007 in comparison to 2006 due to an increase in depreciable assets, of which $769,000 is applicable to the purchase of an office and distribution facility in Knoxville, Tennessee by SJW Land Company. Depreciation expense increased $1,645,000 or 8% in 2006 in comparison to 2005 due to higher investment in utility plant and the acquisition of Canyon Lake Water Supply Corporation.

Income Tax Expense

Income tax expense for 2007 was $12,549,000, compared to $15,298,000 in 2006, excluding taxes on the gain on sale of real estate investment of $11,248,000 for 2006.

The effective consolidated income tax rates for 2007, 2006 and 2005 were 40%, 41% and 42%, respectively. The higher effective income tax rate for years 2005 was due to the amount of reversal of certain income tax benefits resulting from accelerated tax depreciation. In 2006, tax benefits associated with the disposition of assets reduced the effective tax rate to 41%. Refer to Note 5, "Income Taxes," of Notes to Consolidated Financial Statements for the reconciliation of actual income tax expense to expected income taxes.

Other Income and Expense

Interest expense, including interest on long-term debt and mortgages, increased $1,884,000 or 17% in 2007 compared to 2006. In 2007, SJW Land Company obtained a mortgage loan of approximately $13,500,000 for the acquisition of the Tennessee office and warehouse property. In addition, San Jose Water Company issued two senior notes each in the amount of $20,000,000. In 2006, SJW Land Company obtained a mortgage loan of approximately $3,825,000 for the acquisition of the Arizona warehouse property. SJWTX, Inc. issued a senior note in the amount of $15,000,000. SJW Corp.'s consolidated weighted-average cost of long-term debt, including the mortgages and the amortization of debt issuance costs was 6.9%, 7.3% and 7.4% for the years ended December 31, 2007, 2006 and 2005, respectively.

Other income for the year ended December 31, 2006 included an after-tax gain of $16,355,000 related to the sale of three properties. In January 2006, SJW Land Company and San Jose Water Company sold approximately one acre of nonutility property, resulting in an after-tax gain of $1,535,000. In December 2006, SJW Land Company sold two real estate investment properties totaling approximately 6.7 acres resulting in an after-tax gain of $14,820,000. Please refer to Note 13, "Sale of Real Estate Investments," under Notes to Consolidated Financial Statements.

Other comprehensive loss in 2007 was $2,201,000, net of tax, which was primarily due to a decrease in the market value of the investment in California Water Service Group. Other comprehensive income in 2006 was $5,081,000, net of tax, which was primarily due to an increase in the market value of the investment in California Water Service Group of approximately $1,408,000 and the recognition of $3,666,000 transferred from accumulated other comprehensive loss to regulatory assets due to the implementation of the Financial Accounting Standards Board Statement No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans."

Liquidity and Capital Resources

Water Utility Services budgeted capital expenditures for 2008, exclusive of capital expenditures financed by customer contributions and advances is as follows:

	Budgeted Capital Expenditures 2008 (in thousands)	
Water treatment	$ 884	2%
Source of supply	2,908	6%
Reservoirs and tanks	3,181	6%
Facility plan projects	3,927	8%
Pump stations and equipment	3,950	8%
Equipment and other	5,559	11%
Distribution system	29,040	59%
	$ 49,449	100%

The 2008 capital expenditures budget is concentrated in main replacements. Included in the distribution system budgeted capital expenditures of $29,040,000 is approximately $21,000,000 that will be spent to replace Water Utility Service's pipes and mains.

Starting in 1997, San Jose Water Company began a four-phased Infrastructure Study establishing a systematic approach to replace its utility facilities. Phases I and II of the Infrastructure Study analyzed the company's pipes and mains. Phases III and IV examined all other utility facilities. The Infrastructure Study which was completed in July 2002, is updated every three years and is used as a guide for future capital improvement programs. It will serve as the master plan for the company's replacement program for the next 20 years.

The Water Utility Services capital expenditures are incurred in connection with normal upgrading and expansion of existing facilities and to comply with environmental regulations. Over the next five years, the Water Utility Services expects to incur approximately $263,311,000 in capital expenditures, which includes replacement of pipes and mains, and maintaining water systems. The Water Utility Services actual capital expenditures may vary from its projections due to changes in the expected demand for services, weather patterns, actions by governmental agencies and general economic conditions. Total additions to utility plant normally exceed company-financed additions as a result of new facilities construction funded with advances from developers and contributions in aid of construction.

A substantial portion of San Jose Water Company's distribution system was constructed during the period from 1945 to 1980. Expenditure levels for renewal and modernization of this part of the system will grow at an increasing rate as these components reach the end of their useful lives. In most cases, replacement cost will significantly exceed the original installation cost of the retired assets due to increases in the costs of goods and services.

In 2007, the common dividends declared and paid on SJW Corp.'s common stock represented 57% of net income for 2007. Historically, SJW Corp. has maintained its dividend payout ratio at approximately 50% of its earnings.

Historically, the Water Utilitiy Service's write-offs for uncollectible accounts represent less than 1% of its total revenue. Management believes it can continue to collect its accounts receivable balances at its historical collection rate.

Sources of Capital

San Jose Water Company

San Jose Water Company's ability to finance future construction programs and sustain dividend payments depends on its ability to attract external financing and maintain or increase internally generated funds. The level of future earnings and the related cash flow from operations is dependent, in large part, upon the timing and outcome of regulatory proceedings.

San Jose Water Company's financing activity is designed to achieve a capital structure consistent with regulatory guidelines of approximately 50% debt and 50% equity. The average borrowing rate of San Jose Water Company's long-term debt is 7.07%.

Company internally-generated funds, which include allowances for depreciation and deferred income taxes, have provided approximately 50% of the future cash requirements for San Jose Water Company's capital expenditure. Funding for its future capital expenditure program will be provided primarily through internally-generated funds and long-term debt and will be consistent with the regulator's guidelines.

On January 23, 2007, San Jose Water Company issued $20,000,000 of unsecured Senior Notes Series H, with an interest rate of 5.71% and interest-only payments until maturity, which is January 1, 2037. On

December 17, 2007, San Jose Water Company issued $20,000,000 of unsecured Senior Notes Series I with an interest rate of 5.93% and interest-only payments until maturity, which is December 17, 2037. San Jose Water Company has outstanding $170,000,000 of unsecured senior notes as of December 31, 2007. The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the company from issuing additional funded debt if (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. As of December 31, 2007, San Jose Water Company's funded debt was 50% of total capitalization and the net income available for interest charges was 393% of interest charges.

San Jose Water Company has a $1,967,000 loan from the California Department of Water Resources' Safe Drinking Water State Revolving Fund ("SDWSRF") for the retrofit of San Jose Water Company's water treatment plant. Terms of this loan require semi-annual payments over 20 years of principal and interest at an annual rate of 2.39%. The outstanding balance as of December 31, 2007 is $1,847,000.

In 2004, the California Department of Water Resources approved San Jose Water Company's application for a second loan under the SDWSRF program. The loan is for approximately $1,660,000 over a term of 20 years at an interest rate of 2.60%. Funds in the above amount will be used for water treatment plant improvements to meet increasing filtration standards. San Jose Water Company expects to receive the funding of this loan in 2008 when all documentation has been completed.

SJW Land Company

As of December 31, 2007, SJW Land Company's outstanding balance on executed mortgages totaled $26,081,000 as a result of acquiring properties in various states. The mortgages have various payments, interest and amortization terms and all are secured by the respective properties.

In February 2007, SJW Land Company borrowed approximately $13,500,000 in connection with the purchase of the Tennessee warehouse and office property, which is included in the total executed mortgages noted above. The mortgage is due in 10 years, with a fixed interest rate of 5.61% and is secured by the office property. The loan agreement generally restricts the company from prepayment in the first three years and requires submission of periodic financial reports as part of the loan covenants. The property was leased to a large retail company for 19 years. The average borrowing rate of SJW Land Company mortgages is 6.07%.

As of December 31, 2007, SJW Land Company also had an outstanding mortgage loan in the amount of $4,006,000 borrowed by its subsidiary, 444 West Santa Clara Street, L.P. The mortgage loan is due April 2011 and is amortized over 25 years with an interest rate of 7.8%. The mortgage loan is secured by the partnership's real property and is non-recourse to SJW Land Company.

SJWTX, Inc.

On November 2, 2006, SJWTX, Inc., doing business as Canyon Lake Water Service Company, issued senior notes, Series A, of $15,000,000 at 6.27%. The senior note agreement has terms and conditions that restrict the company from issuing additional funded debt if (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. In addition, SJW Corp. is a guarantor of the senior note which has terms and conditions that restrict SJW Corp. from issuing additional funded debt if (1) the funded debt would exceed 66-2/3% of total capitalization, and, (2) the minimum net worth of SJW Corp. becomes less than $125,000,000 plus 30% of the Water Utility Services cumulative net income, since December 31, 2005.

SJW Corp. and its Subsidiaries

SJW Corp. and its subsidiaries consolidated long-term debt was 48% of total capitalization as of December 31, 2007. Management believes that the company is capable of obtaining future long-term capital to fund regulated and nonregulated growth opportunities and capital expenditure requirements.

SJW Corp. and its subsidiaries have an unsecured line of credit available allowing aggregate short-term borrowings of up to $35,000,000 at rates that approximate the bank's prime or reference rate. At December 31, 2007, SJW Corp. and its subsidiaries had available unused short-term bank line of credit of $30,000,000. The cost of borrowing averaged 6.19% for 2007. The line of credit expires on June 1, 2008.

Off-Balance Sheet Arrangement/Contractual Obligations

SJW Corp. has no significant contractual obligations not fully recorded on its Consolidated Balance Sheet or fully disclosed in the Notes to Consolidated Financial Statements.

SJW Corp.'s contractual obligation and commitments as of December 31, 2007 are as follows:

	Contractual Obligations Due in			
	Total	Less than 1 Year	1-5 Years	After 5 Years
	(in thousands)			
Senior notes, Water Utility Services	$ 185,000	—	—	185,000
SJW Land Company mortgages	26,081	480	2,234	23,367
Advances for construction, San Jose Water Company	74,518	2,219	8,491	63,808
SDWSRF loan, San Jose Water Company	1,847	41	349	1,457
444 West Santa Clara Street, L.P. long-term debt (non-recourse to SJW Land Company)	4,006	101	3,905	—
Total contractual cash obligation	$ 291,452	2,841	14,979	273,632
Total interest on contractual obligations	$ 286,420	14,726	58,069	213,625

In addition to the obligations listed above, San Jose Water Company issued a standby letter of credit with a commercial bank in the amount of $2,000,000 in support of its $1,967,000 Safe Drinking Water State Revolving Fund loan which was funded in 2005. The letter of credit automatically renews for one year each December and the amount of coverage can be reduced as the principal balance decreases.

San Jose Water Company purchases water from SCVWD under terms of a master contract expiring in 2051. Delivery schedules for purchased water are based on a contract year beginning July 1, and are negotiated every three years under terms of a master contract with SCVWD expiring in 2051. For the years ending December 31, 2007, 2006 and 2005, San Jose Water Company purchased from SCVWD 22,600 million gallons ($38,500,000), 21,500 million gallons ($34,500,000) and 22,400 million gallons ($34,500,000), respectively. Based on current prices and estimated deliveries, San Jose Water Company expects to purchase a minimum of 90% of the delivery schedule, or 20,800 million gallons ($36,700,000) of water at the current contract water rate of $1,765 per million gallons from SCVWD in the contract year ending June 30, 2008. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis if the water supply is available from SCVWD. The contract water rates are determined by SCVWD. These rates are adjusted periodically and coincide with SCVWD's fiscal year, which ends annually on June 30. The contract water rates for SCVWD's fiscal year ended 2008, 2007 and 2006 were $1,765, $1,642 and $1,565, per million gallons, respectively.

San Jose Water Company also pumps water from the local groundwater basin. There are no delivery schedules or contractual obligations associated with the purchase of groundwater. SCVWD determines the groundwater extraction charge and it is applied on a per unit basis. In addition to the SCVWD groundwater extraction charge, San Jose Water Company also incurs power costs to pump the groundwater from the basin.

San Jose Water Company sponsors a noncontributory defined benefit pension plan and provides health care and life insurance benefits for retired employees. In 2007, San Jose Water Company contributed $2,000,000 and $362,175 to the pension plan and other postretirement benefit plan, respectively. In 2008, San Jose Water Company expects to make a contribution of $3,000,000 and $400,000 to the pension plan and other post retirement benefit plan, respectively. The amount of required contributions for years thereafter is not actuarially determinable.

San Jose Water Company's other benefit obligations include employees' and directors' postretirement contracts, an Executive Supplemental Retirement Plan and an Executive Special Deferral Election Plan. Under these benefit plans, San Jose Water Company is committed to pay approximately the aggregate of $341,000 annually to former officers and directors. Future payments may fluctuate depending on the life span of the retirees and as current officers and executives retire.

CLWSC purchases water from GBRA under terms of agreements expiring in 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC 6,000 acre-feet per year of water supply from GBRA. The water rate may be adjusted by GBRA at any time, provided they give CLWSC 60 days' written notice on the proposed adjustment.

444 West Santa Clara Street, L.P.

SJW Land Company owns a 70% limited partnership interest in 444 West Santa Clara Street, L.P., a real estate limited partnership. A real estate development firm, which is partially owned by an individual who also serves as the Chairman of the Board of SJW Corp., owns the remaining 30% limited partnership interest. A commercial building is constructed on the property of 444 West Santa Clara Street, L.P. and is leased to an international real estate firm under a 12-year lease. The partnership is being accounted for under FIN46R.

Impact of Recent Accounting Pronouncements

Effective January 1, 2007, SJW Corp. adopted Financial Accounting Standards Board Interpretation No. 48 ("Interpretation 48"), "Accounting for Uncertainty in Income Taxes," as discussed in Note 5 of SJW Corp.'s accompanying consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements." SFAS 157 defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, however, for some entities, the application of SFAS 157 will change their current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on SJW Corp.'s financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. The adoption of SFAS 159 is not expected to have a material impact on SJW Corp.'s financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements." SFAS 160 requires noncontrolling interests, previously referred to as minority interests, to be reported as a component of equity, net income and comprehensive income to be displayed for both the controlling and noncontrolling interests, along with other required disclosures and reconciliations. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. SJW Corp. is in the process of evaluating the impact of this accounting standard.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

SJW Corp. is subject to market risks in the normal course of business, including changes in interest rates and equity prices. Future financing is subject to the exposure to changes in interest rates. SJW Corp. also owns 1,099,952 shares of California Water Service Group and is exposed to the risk of changes in equity prices.

SJW Corp. has no material derivative financial instruments, financial instruments with significant off-balance sheet risks, or financial instruments with concentrations of credit risk. There is no material sensitivity to changes in market rates and prices.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

SJW Corp.:

We have audited the accompanying consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SJW Corp. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 5 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Statement of Financial Accounting Standards Board Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes.*

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment.* In addition, effective December 31, 2006, the Company adopted the initial funded status and related disclosure provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* Also, as discussed in Note 1 to the consolidated financial statements, the Company changed its method of quantifying financial statement errors in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of internal control over financial reporting of SJW Corp. and subsidiaries as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2008 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
March 10, 2008

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

SJW Corp.:

We have audited SJW Corp.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SJW Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SJW Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 10, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
March 10, 2008

SJW Corp. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2007	December 31, 2006
Assets		
Utility plant:		
Land	$ 5,695	4,837
Depreciable plant and equipment	778,277	716,679
Construction in progress	24,298	10,863
Intangible assets	8,040	8,040
	816,310	740,419
Less accumulated depreciation and amortization	255,025	234,173
	561,285	506,246
Real estate investment	88,029	43,868
Less accumulated depreciation and amortization	3,834	3,303
	84,195	40,565
Current assets:		
Cash and cash equivalents	2,354	3,788
Accounts receivable:		
Customers, net of allowances for uncollectible accounts of $196 in 2007 and $177 in 2006	10,390	9,861
Income tax	2,557	678
Other	1,222	1,028
Accrued unbilled utility revenue	12,654	11,067
Sale proceeds held in trust account	-	31,261
Materials and supplies	782	932
Prepaid expenses	1,632	1,538
	31,591	60,153
Other assets:		
Investment in California Water Service Group	40,720	44,438
Unamortized debt issuance and reacquisition costs	3,345	3,220
Regulatory assets	44,712	50,483
Other	1,478	1,437
	90,255	99,578
	$ 767,326	706,542

See accompanying notes to consolidated financials statements.

SJW Corp. and Subsidiaries

CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands, except share and per share data)

	December 31, 2007	December 31, 2006
Capitalization and Liabilities		
Capitalization:		
Shareholders' equity:		
Common stock, $0.521 par value; authorized 36,000,000 shares; issued and outstanding 18,361,733 shares in 2007 and 18,281,769 shares in 2006	$ 9,564	9,522
Additional paid-in capital	18,723	16,267
Retained earnings	195,331	186,876
Accumulated other comprehensive income	13,316	15,517
Total shareholders' equity	236,934	228,182
Long-term debt, less current portion	216,312	163,648
	453,246	391,830
Current liabilities:		
Line of credit	5,000	15,500
Current portion of long-term debt	622	485
Accrued groundwater extraction charges and purchased water	5,595	4,244
Purchased power	514	301
Accounts payable	9,268	7,267
Accrued interest	4,522	3,871
Accrued taxes	791	673
Accrued payroll	2,583	1,432
Other current liabilities	4,059	4,151
	32,954	37,924
Deferred income taxes	74,643	81,552
Unamortized investment tax credits	1,735	1,795
Advances for construction	74,518	67,955
Contributions in aid of construction	100,649	95,225
Deferred revenue	1,313	1,262
Postretirement benefit plans	23,357	26,298
Other noncurrent liabilities	4,911	2,701
Commitments and contingencies	—	—
	$ 767,326	706,542

See accompanying notes to consolidated financials statements.

SJW Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years ended December 31 (in thousands, except share and per share data)

	2007	2006	2005
Operating revenue	$ 206,601	189,238	180,105
Operating expense:			
Operation:			
Purchased water	48,596	44,896	44,953
Power	7,532	5,170	4,318
Groundwater extraction charges	30,141	18,737	17,362
Total production costs	86,269	68,803	66,633
Administrative and general	22,334	21,108	20,697
Other	14,907	15,095	14,183
Maintenance	11,628	10,189	9,475
Property taxes and other nonincome taxes	6,307	5,893	5,673
Depreciation and amortization	22,854	21,299	19,654
Income taxes	12,549	15,298	14,773
Total operating expense	176,848	157,685	151,088
Operating income	29,753	31,553	29,017
Other (expense) income:			
Interest on senior notes	(10,912)	(9,292)	(9,283)
Mortgage and other interest expense	(2,097)	(1,833)	(910)
Gain on sale of real estate investments, net of taxes of $11,248 in 2006 and $761 in 2005	-	16,355	1,095
Dividends	1,276	1,265	1,254
Other, net	1,303	533	667
Net income	$ 19,323	38,581	21,840
Other comprehensive income (loss):			
Unrealized income (loss) on investment, net of taxes of $1,529 in 2007, $984 in 2006 and $262 in 2005	(2,201)	1,415	376
Minimum pension liability adjustment, net of taxes of $2,521 in 2006 and $1,570 in 2005	-	3,666	(2,284)
Other comprehensive income (loss)	(2,201)	5,081	(1,908)
Comprehensive income	$ 17,122	43,662	19,932
Earnings per share			
—Basic	$ 1.05	2.11	1.20
—Diluted	$ 1.04	2.08	1.18
Weighted average shares outstanding			
—Basic	18,334,352	18,275,505	18,271,280
—Diluted	18,552,228	18,528,896	18,480,202

See accompanying notes to consolidated financials statements.

SJW Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except per share amounts)

	Common Stock					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balances, December 31, 2004	18,270,882	$ 9,516	$ 14,306	$ 148,525	$ 12,344	$ 184,691
Net income				21,840		21,840
Other comprehensive income						
Unrealized gain on investment, net of tax effect of $262					376	376
Minimum pension liability adjustment, net of tax effect of $1,570					(2,284)	(2,284)
Comprehensive income						19,932
Stock-based compensation			1,210			1,210
Exercise of stock options and similar instruments	9,472		37			37
Common stock buyback	(9,472)		(185)			(185)
Dividends paid ($.53 per share)				(9,777)		(9,777)
Balances, December 31, 2005	18,270,882	$ 9,516	$ 15,368	$ 160,588	$ 10,436	$ 195,908
Cumulative effect of adoption of SAB 108 (see Note 1)				(1,744)		(1,744)
Adjusted balances as of January 1, 2006	18,270,882	9,516	15,368	158,844	10,436	194,164
Net income				38,581		38,581
Other comprehensive income						
Unrealized gain on investment, net of tax effect of $984					1,415	1,415
Reclassification of minimum pension liability to Regulatory Asset, net of tax effect of $2,521, in conjunction with the implementation of SFAS 158 (see Note 11)					3,666	3,666
Comprehensive income						43,662
Stock-based compensation			633	(223)		410
Exercise of stock options and similar instruments	1,939	1	35			36
Employee stock purchase plan	8,948	5	231			236
Dividends paid ($.57 per share)				(10,326)		(10,326)
Balances, December 31, 2006	18,281,769	$ 9,522	$ 16,267	$ 186,876	$ 15,517	$ 228,182
Cumulative effect of adoption of FASB Interpretation No. 48 (see Note 5)				444		444
Adjusted balances as of January 1, 2007	18,281,769	9,522	16,267	187,320	15,517	228,626
Net income				19,323		19,323
Other comprehensive income						
Unrealized loss on investment, net of tax effect of $1,529					(2,201)	(2,201)
Comprehensive income						17,122
Stock-based compensation			655	(223)		432
Exercise of stock options and similar instruments	65,223	34	1,316			1,350
Employee stock purchase plan	14,741	8	485			493
Dividends paid ($.60 per share)				(11,089)		(11,089)
Balances, December 31, 2007	18,361,733	9,564	18,723	195,331	13,316	236,934

See accompanying notes to consolidated financials statements.

SJW Corp. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (in thousands)

	2007	2006	2005
Operating activities:			
Net income	$ 19,323	38,581	21,840
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	22,854	21,299	19,654
Deferred income taxes	(6,909)	10,773	1,918
Stock-based compensation	655	436	1,244
Gain on sale of real estate investments, net of taxes	—	(16,355)	(1,095)
Changes in operating assets and liabilities:			
Accounts receivable and accrued unbilled utility revenue	(2,310)	(1,570)	(4,591)
Accounts payable, purchased power and other current liabilities	(731)	1,488	4,504
Accrued groundwater extraction charges and purchased water	1,352	260	129
Accrued taxes	(1,760)	(1,697)	730
Accrued interest	652	253	(1)
Accrued payroll	1,151	(95)	460
Prepaid expenses and materials and supplies	55	(176)	(83)
Postretirement benefits	(2,847)	13,085	3,854
Regulatory assets	5,771	(30,153)	(4,973)
Other noncurrent assets and noncurrent liabilities	3,578	8,530	(1,436)
Other changes, net	1,197	(361)	448
Net cash provided by operating activities	42,031	44,298	42,602
Investing activities:			
Additions to utility plant	(73,217)	(58,028)	(46,445)
Additions to real estate investment	(48,245)	(12,718)	(5,324)
Cost to retire utility plant, net of salvage	(1,160)	(1,013)	(158)
Payments for business acquisitions, net of cash acquired	—	4,083	—
Proceeds from sale of real estate investment	—	33,632	3,414
Sale proceeds held in trust account	31,261	(31,261)	—
Net cash used in investing activities	(91,361)	(65,305)	(48,513)
Financing activities:			
Cancellation of Canyon Lake Water Supply Corporation bonds	—	(19,951)	—
Borrowings from line of credit	31,400	37,000	—
Repayments of line of credit	(41,900)	(21,500)	—
Long-term borrowings	53,500	18,855	2,007
Repayments of long-term borrowings	(699)	(334)	(273)
Dividends paid	(11,089)	(10,326)	(9,777)
Common stock buyback	—	—	(185)
Exercise of stock options and similar instruments	1,298	226	24
Tax benefits realized from share options exercised	545	10	16
Receipts of advances and contributions in aid of construction	17,016	13,443	14,732
Refunds of advances for construction	(2,175)	(2,026)	(2,134)
Net cash provided by financing activities	47,896	15,397	4,410
Net change in cash and cash equivalents	(1,434)	(5,610)	(1,501)
Cash and cash equivalents, beginning of year	3,788	9,398	10,899
Cash and cash equivalents, end of year	$ 2,354	3,788	9,398
Cash paid during the year for:			
Interest	$ 13,142	11,332	10,490
Income taxes	$ 15,018	17,158	16,558
Supplemental disclosure of non-cash activities:			
Increase in accrued payables for additions to utility plant	2,849	—	—
Decrease in real estate investments due to transfer to utility property	3,035	—	—

See accompanying notes to consolidated financials statements.

(Dollars in thousands, except share data)

Note 1. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of SJW Corp. and its wholly owned and majority owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. A subsidiary in which SJW Corp. has a controlling interest is consolidated in the financial statements with the minority interest included as "other" in the Consolidated Statements of Income and Comprehensive Income and in "other non-current liabilities" in the Consolidated Balance Sheets.

SJW Corp.'s principal subsidiary, San Jose Water Company, is a regulated California water utility providing water service to the greater metropolitan San Jose area. San Jose Water Company's accounting policies comply with the applicable uniform system of accounts prescribed by the CPUC and conform to generally accepted accounting principles for rate-regulated public utilities. Approximately 91% of San Jose Water Company's revenues are derived from the sale of water to residential and business customers.

SJWTX, Inc., doing business as Canyon Lake Water Service Company, a 97.5% majority owned subsidiary, was incorporated in September 2005. On May 31, 2006, CLWSC purchased substantially all the assets of Canyon Lake Water Supply Corporation. CLWSC provides service to approximately 7,900 connections that serve approximately 36,000 residents in a service area comprising more than 78 square miles in the region between San Antonio and Austin, Texas.

SJW Land Company owned and operated parking facilities, which are located adjacent to San Jose Water Company's headquarters and the HP Pavilion in San Jose, California, until December 15, 2006 when the real estate investments were sold to Adobe Systems Incorporated for an aggregate purchase price of $32,500. SJW Land Company also owns commercial properties, several undeveloped real estate properties, and warehouse properties in the states of California, Florida, Connecticut, Arizona, Texas and Tennessee and holds a 70% limited partnership interest in 444 West Santa Clara Street, L.P., which is accounted for under the Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (see Note 9).

Together, San Jose Water Company and CLWSC are referred to as "Water Utility Services."

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility Plant

The cost of additions, replacements and betterments to utility plant is capitalized. The amount of interest capitalized in 2007, 2006 and 2005 was $527, $458 and $336, respectively. Construction in progress was $24,298 and $10,863 at December 31, 2007 and 2006, respectively.

The major components of depreciable plant and equipment as of December 31, 2007 and 2006 are as follows:

	2007	2006
Equipment	$ 145,188	121,733
Transmission and distribution	597,281	565,824
Office buildings and other structures	35,808	29,122
Total depreciable plant and equipment	$ 778,277	716,679

Depreciation is computed using the straight-line method over the estimated service lives of the assets, ranging from 5 to 75 years. The estimated service lives of depreciable plant and equipment are as follows:

	Useful Lives
Equipment	5 to 35 years
Transmission and distribution plant	35 to 75 years
Office buildings and other structures	7 to 50 years

For the years 2007, 2006 and 2005, depreciation expense was approximately 3.6% of the beginning of the year balance of depreciable plant for all years excluding certain items credited to depreciation expense. The cost of utility plant retired, including retirement costs (less salvage), is charged to accumulated depreciation and no gain or loss is recognized. Depreciation expense for utility plant for the years ended December 31, 2007, 2006 and 2005 was $20,956, $20,095 and $18,654, respectively.

Construction in Progress

On November 14, 2007, San Jose Water Company entered into a reverse exchange transaction for a property located in San Jose, California, which will be the replacement property for the property that San Jose Water Company has entered into an agreement with Adobe Systems Incorporated to sell (see Note 7). For Federal and state income tax purposes the exchange will receive treatment as an exchange of like-kind property under Internal Revenue Code Section 1031. The Exchange Accommodation Titleholder ("EAT") has purchased the replacement property and will hold it until the relinquished property is sold or the expiration of the exchange period, whichever occurs first. The exchange period is 180 days. During the exchange period, the EAT is leasing the property to San Jose Water Company on a triple net lease basis with no monthly payments. San Jose Water Company is responsible for any expenses pertaining to the property and management of the property.

The EAT is a special purpose LLC whose sole material asset is the replacement property and the sole material liability is a loan from San Jose Water Company. Therefore, in accordance with Interpretation No. 46R, the EAT has been consolidated into SJW Corp. The property is recorded in construction in progress and will be transferred to utility plant once it is placed in service.

Utility Plant Intangible Assets

All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset, ranging from 5 to 70 years.

Real Estate Investments

Real estate investments are recorded at cost and consist primarily of land and buildings. The major components of real estate investments as of December 31, 2007 and 2006 are as follows:

	2007	2006
Land	$ 22,369	8,947
Buildings and improvements	65,429	34,690
Intangibles	231	231
Total real estate investment	$ 88,029	43,868

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 39 years.

Land and buildings and improvements include assets held for lease of $86,641 and $41,804 as of December 31, 2007 and 2006, respectively. The following schedule shows the future minimum rental payments required under operating leases that have remaining noncancelable lease terms in excess of one year as of December 31, 2007:

Year ending December 31:	Rental Payments
2008	$ 6,745
2009	6,846
2010	6,950
2011	7,056
2012	7,169

Impairment of Long-Lived Assets

In accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the long-lived assets of SJW Corp. are reviewed for impairment when changes in circumstances or events require adjustments to the carrying values of the assets. Long-lived assets consist primarily of utility plant in service, real estate investments, intangible assets, and regulatory assets.

Sale Proceeds Held in Trust Account

On December 15, 2006, SJW Land Company sold real estate investments to Adobe Systems Incorporated for an aggregate purchase price of $32,500. The proceeds from the transaction were placed in a trust account to enable SJW Land Company to have the time to identify replacement property in which to reinvest the proceeds and qualify the transaction as a like-kind property exchange for federal income tax purposes. On February 9, 2007, SJW Land Company reinvested the proceeds from the sale of real estate investments received on December 15, 2006 by purchasing approximately 54 acres of real estate investments with an office and distribution facility in Knoxville, Tennessee for approximately $47,625 (see Note 13).

Financial Instruments

The carrying amount of SJW Corp.'s current assets and liabilities that are considered financial instruments approximate their fair value as of the dates presented due to the short maturity of the instruments. The fair market value of long-term debt is discussed in Note 4.

Investment in California Water Service Group

SJW Corp.'s investment in California Water Service Group is accounted for under SFAS 115, "Accounting for Marketable Securities," as an available-for-sale marketable security. The investment is recorded on the Consolidated Balance Sheet at quoted market price with the change in unrealized gain or loss reported, net of tax, as a component of other comprehensive income.

Other Assets

Debt reacquisition costs are amortized over the term of the related debt. Debt issuance costs are amortized to interest expense in the Statements of Income and Comprehensive Income.

Regulatory Assets and Liabilities

San Jose Water Company records regulatory assets for future revenues expected to be realized in customers' rates when certain items are recognized as expenses for ratemaking purposes. The income tax temporary differences relate primarily to the difference between book and income tax depreciation on utility plant that was placed in service before CPUC adopted normalization for ratemaking purposes. Previously the tax effect was passed onto customers. In the future, when such timing differences reverse, San Jose Water Company believes it is probable that it will be able to include the impact of the deferred tax reversal in customer rates. The differences will reverse over the remaining book lives of the related assets. Although realization is not assured, management believes it is more likely than not that all of the regulatory asset will be realized. In addition, regulatory assets include items that are not recognized for ratemaking purposes, such as certain expenses related to postretirement benefits, accrued vacation obligation and asset retirement obligations which are expected to be recoverable in future customer rates.

Rate-regulated enterprises are required to charge a regulatory asset to earnings if and when that asset no longer meets the criteria for being recorded as a regulatory asset. San Jose Water Company continually evaluates the recoverability of regulatory assets by assessing whether the amortization of the balance over the remaining life can be recovered through expected and undiscounted future cash flows.

Regulatory liabilities reflect temporary differences provided at higher than the current tax rate, which will flow through to future ratepayers, and unamortized investment tax credits.

Regulatory assets and liabilities are comprised of the following as of December 31:

	2007	2006
Regulatory assets:		
Income tax temporary differences	$ 12,135	12,740
Postretirement pensions and other medical benefits	30,349	38,410
Other obligations	4,089	1,301
Total regulatory assets	$ 46,573	52,451
Regulatory liabilities:		
Future tax benefits to ratepayers	$ 1,861	1,968
Net Regulatory Assets included in Balance Sheet	$ 44,712	50,483

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the effect of temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using current tax rates in effect. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

To the extent permitted by CPUC, investment tax credits resulting from utility plant additions are deferred and amortized over the estimated useful lives of the related property.

Advances for Construction and Contributions in Aid of Construction

In California, customer advances for construction received after 1981 are being refunded ratably over 40 years. Estimated refunds for the next five years and thereafter are shown below:

	Estimated Refunds
2008	$ 2,219
2009	2,145
2010	2,120
2011	2,115
2012	2,111
Thereafter	63,808

Contributions in aid of construction represent funds received from developers that are not refundable under applicable regulations. Depreciation applicable to utility plant constructed with these contributions is charged to contributions in aid of construction.

Customer advances and contributions in aid of construction received subsequent to 1986 and prior to June 12, 1996 generally must be included in federal taxable income. Taxes paid relating to advances and contributions are recorded as deferred tax assets for financial reporting purposes and are amortized over 40 years for advances, and over the tax depreciable life of the related asset for contributions. Receipts subsequent to June 12, 1996 are generally exempt from federal taxable income, unless specifically prescribed under treasury regulations.

Advances and contributions received subsequent to 1991 and prior to 1997 are included in state taxable income.

Asset Retirement Obligation

SJW Corp.'s asset retirement obligation is recorded as a liability included in other non-current liabilities. It reflects principally the retirement costs of wells, which by law, must be remediated upon retirement.

Retirement costs have historically been recovered through rates at the time of retirement. As a result, the liability is offset by a regulatory asset. For the years ended December 31, 2007 and 2006, the asset retirement obligation is as follows:

	2007	2006
Retirement obligation	$ 3,698	4,427
Discount rate	*6%*	*6%*
Present value	1,000	771
Deferred tax	688	530
Regulatory asset	$ 1,688	1,301

Revenue

SJW Corp. recognizes its regulated and nonregulated revenue when services have been rendered, in accordance with SEC Staff Accounting Bulletin 104, "Revenue Recognition."

Metered revenue of the Water Utility Services include billings to customers based on meter readings plus an estimate of water used between the customers' last meter reading and the end of the accounting period. The Water Utility Services read the majority of its customers' meters on a bi-monthly basis and record its revenue based on its meter reading results. Unbilled revenue from the last meter reading date to the end of the accounting period is estimated based on the most recent usage patterns, production records and the effective tariff rates. Actual results could differ from those estimates, which would result in adjusting the operating revenue in the period which the revision to Water Utility Services estimates are determined. Operating revenue in 2007, 2006 and 2005 includes $4,561, $4,045 and $3,891, respectively, from the operation of the City of Cupertino municipal water system.

Revenue from San Jose Water Company's nonregulated utility operations and billing or maintenance agreements are recognized when services have been rendered. Revenue from SJW Land Company is recognized ratably over the term of the leases.

Balancing Account

For California, the CPUC has established a balancing account mechanism for the purpose of tracking the under-collection or over-collection associated with expense changes and the revenue authorized by CPUC to offset those expense changes. Since the balances have to be approved by CPUC before they can be incorporated into rates, San Jose Water Company does not recognize the balancing account in its revenue until CPUC authorizes the change in customers' rates. As of December 31, 2007 and 2006, the total accrued in San Jose Water Company's balancing account was an over-collection of $1,656 and $739, respectively, including interest.

Pension Accounting

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 158 ("Statement 158"), "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans." As of December 31, 2006, SJW Corp. adopted Statement 158. Statement 158 requires employers to recognize on their balance sheets the funded status of pensions and other postretirement benefit plans.

Share-Based Payment

Effective January 1, 2006, SJW Corp. adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," using the modified prospective method of transition. Previously, awards were accounted for using SFAS No. 123. SJW Corp. utilizes the Black-Scholes option-pricing model, which requires the use of subjective assumptions, to compute the fair value of options at grant date, the fair value of options granted and is the basis for the share-based compensation for financial reporting purposes. In addition, SJW Corp. now estimates forfeitures for the share-based awards that are not expected to vest.

Maintenance Expense

Planned major maintenance projects are charged to expense as incurred. SJW Corp. does not accrue maintenance costs prior to periods in which they are incurred.

Earnings per Share

Basic earnings per share is calculated using income available to common shareholders, divided by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated based upon the weighted average number of common shares including both shares outstanding and shares potentially issued in connection with stock options and restricted common stock units granted under SJW Corp.'s Long-Term Incentive Plan, and income available to common shareholders. Anti-dilutive restricted common stock units and stock options of 146,104 and 3,956 as of December 31, 2007, 2006 and 2005, respectively, were excluded from the dilutive earnings per share calculation.

Note 2. Capitalization

SJW Corp. is authorized to issue 36,000,000 shares of common stock of $0.521 par value per share. At December 31, 2007 and 2006, 18,361,733 and 18,281,769, respectively, shares of common stock were issued and outstanding.

At December 31, 2007 and 2006, 176,407 shares of preferred stock of $25 par value per share were authorized and none were outstanding.

In September 2006, the SEC issued Staff Accounting Bulletin 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential accounting misstatement. In 2006, SJW Corp. had goodwill, included in other assets, in the amount of $1,744 representing the excess of cost over the fair market value of assets acquired in a 1992 acquisition. The assets acquired consisted of a small business and shares of California Water Service Group stock. The business was subsequently sold in 1995 and the goodwill remained on the balance sheet in error within "Other" in "Other Assets." SJW Corp. elected to adjust the prior year error by recording $1,744 as a cumulative effect adjustment to beginning retained earnings. The error had previously been considered immaterial to SJW Corp.'s consolidated financial statements.

On January 31, 2006, SJW Corp. declared a two-for-one split on the Corporation's common stock for holders of record on March 2, 2006. In connection with the stock split, the number of shares of common stock increased from 18,000,000 to 36,000,000 and the par value of each share of common stock decreased from $1.042 to $0.521. All share amounts have been adjusted to reflect this stock split.

Note 3. Line Of Credit

SJW Corp. and its subsidiaries have available an unsecured bank line of credit, allowing aggregate short-term borrowings of up to $35,000. This line of credit bears interest at variable rates and expires on June 1, 2008. As of December 31, 2007 and 2006, SJW Corp. has an outstanding balance on the line of credit of $5,000 and $15,500, respectively. Cost of borrowing averaged 6.19% and 6.37%, respectively, as of December 31, 2007 and 2006.

San Jose Water Company issued a standby letter of credit with a commercial bank in the amount of $2,000 in support of its Safe Drinking Water State Revolving Fund loan which was funded in 2005. The letter of credit automatically renews for one year each December unless the issuing bank elects not to renew it, and the amount of coverage can be reduced as the loan principal balance decreases.

Note 4. Long-Term Debt

Long-term debt as of December 31 was as follows:

Description	Due Date	2007	2006
Senior notes, San Jose Water Company:			
A 8.58%	2022	$ 20,000	20,000
B 7.37%	2024	30,000	30,000
C 9.45%	2020	10,000	10,000
D 7.15%	2026	15,000	15,000
E 6.81%	2028	15,000	15,000
F 7.20%	2031	20,000	20,000
G 5.93%	2033	20,000	20,000
H 5.71%	2037	20,000	-
I 5.93%	2037	20,000	-
SJWTX, Inc. Series A 6.27%	2036	15,000	15,000
Total senior notes		$ 185,000	145,000
Mortgage loans 5.61% - 6.09%	2017	26,081	13,011
444 West Santa Clara Street, L.P. 7.80% (non-recourse to SJW Land Company)	2011	4,006	4,099
SDWSRF loan 2.39%, San Jose Water Company	2026	1,847	1,967
Other long-term debt 5.90%, SJWTX, Inc.	2012	-	56
Total debt		$ 216,934	164,133
Less: Current portion		622	485
Total long-term debt, less current portion		$ 216,312	163,648

Senior notes held by institutional investors are unsecured obligations of San Jose Water Company and SJWTX, Inc. ("SJWTX") and require interest-only payments until maturity. To minimize issuance costs, all of the companies' debt has historically been privately placed.

The senior note agreements of San Jose Water Company generally have terms and conditions that restrict the company from issuing additional funded debt if (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges.

The senior note agreement of SJWTX has terms and conditions that restrict SJWTX from issuing additional funded debt if (1) the funded debt would exceed 66-2/3% of total capitalization, and (2) net income available for interest charges for the trailing 12-calendar month period would be less than 175% of interest charges. In addition, SJW Corp. is a guarantor of the senior note which has terms and conditions that restrict SJW Corp. from issuing additional funded debt if (1) the funded debt exceeds 66-2/3% of total capitalization, and (2) the minimum net worth of SJW Corp. becomes less than $125,000 plus 30% of the Water Utility Services cumulative net income since December 31, 2005. As of December 31, 2007, SJW Corp. does not face any restrictions in issuing any future indebtedness as a result of these terms and conditions.

The mortgage loans, which are the obligations of SJW Land Company, are due in 2013, 2016 and 2017. These loans amortize over 25 years, are secured by four leased properties and carry a fixed interest rate with 120 monthly principal and interest payments. The loan agreements generally restrict the company from prepayment in the first three years and require submission of periodic financial reports as part of the loan covenants. An amortization schedule of the mortgage loans is as follows:

	Amortization Schedule		
Year	Total Payment	Interest	Principal
2008	$ 1,992	$ 1,512	$ 480
2009	1,992	1,481	511
2010	1,992	1,450	542
2011	1,992	1,418	574
2012	1,992	1,385	607
Thereafter	27,058	3,691	23,367

444 West Santa Clara Street, L.P., in which SJW Land Company owns a 70% limited partnership interest, has a mortgage loan in the outstanding amount of $4,006 as of December 31, 2007. The mortgage loan is due in April 2011 and amortized over 25 years with a fixed interest rate of 7.8%. The loan is secured by the partnership's real property and is non-recourse to SJW Land Company. An amortization schedule of the mortgage loan is as follows:

	Amortization Schedule		
Year	**Total Payment**	**Interest**	**Principal**
2008	$ 410	$ 309	$ 101
2009	410	301	109
2010	410	292	118
2011	3,820	142	3,678

San Jose Water Company has a loan from the Safe Drinking Water State Revolving Fund ("SDWSRF") at a rate of 2.39%. The outstanding loan balance as of December 31, 2007 is $1,847. San Jose Water Company issued a standby letter of credit with a commercial bank in the amount of $2,000 in support of this loan. The letter of credit automatically renews for one year each December unless the issuing bank elects not to renew it. The amount of coverage can be reduced as the principal balance decreases. An amortization schedule of the SDWSRF loan is as follows:

	Amortization Schedule		
Year	**Total Payment**	**Interest**	**Principal**
2008	$ 63	$ 22	$ 41
2009	127	43	84
2010	127	41	86
2011	127	39	88
2012	127	36	91
Thereafter	1,713	256	1,457

The fair value of long-term debt as of December 31, 2007 and 2006 was approximately $182,718 and $140,505, respectively, using a discounted cash flow analysis, based on the current rates for similar financial instruments of the same duration.

Note 5. Income Taxes

The following table reconciles income tax expense to the amount computed by applying the federal statutory rate of 35% to income before income taxes:

	2007	2006	2005
"Expected" federal income tax	$ 11,155	22,795	13,081
Increase (decrease) in taxes attributable to:			
State taxes, net of federal income tax benefit	1,831	3,742	2,147
Dividend received deduction	(313)	(310)	(307)
Other items, net	(124)	319	613
	$ 12,549	26,546	15,534

The components of income tax expense were:

	2007	2006	2005
Current:			
Federal	$ 10,981	12,157	13,493
State	3,346	3,616	3,689
Deferred:			
Federal	(1,148)	8,768	(1,247)
State	(630)	2,005	(401)
	$ 12,549	26,546	15,534

	2007	2006	2005
Income taxes included in operating expenses	12,549	15,298	14,773
Income taxes included in gain on sale or condemnation of real estate investment	–	11,248	761
	$ 12,549	26,546	15,534

The components of the net deferred tax liability as of December 31 was as follows:

	2007	2006
Deferred tax assets:		
Advances and contributions	$ 15,463	14,774
Unamortized investment tax credit	934	966
Pensions and postretirement benefits	4,058	3,209
California franchise tax	1,077	1,147
Other	670	492
Total deferred tax assets	$ 22,202	20,588
Deferred tax liabilities:		
Utility plant	$ 50,930	51,916
Pension and postretirement benefits	12,370	15,663
Investment in stock	14,440	15,965
Deferred gain-property transfer	16,678	17,114
Debt reacquisition costs	793	843
Other	1,634	639
Total deferred tax liabilities	96,845	102,140
Net deferred tax liabilities	$ 74,643	81,552

Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not SJW Corp. will realize the benefits of these deductible differences.

As of December 31, 2006, San Jose Water Company has revised its postretirement benefit plan liabilities and regulatory assets relating to the implementation of the Financial Accounting Standards Board Statement No. 158 ("Statement 158"), "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans," resulting in an increase to regulatory assets of $38,410 and the deferred tax liabilities relating to the regulatory asset amount to $15,663.

SJW Corp. adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. As a result, SJW Corp. recognized a decrease in its liability for unrecognized tax benefits of approximately $444 which was recorded as an increase to the January 1, 2007, balance of retained earnings. The total amount of unrecognized tax benefits, before the impact of deductions for state taxes, excluding interest and penalties was $1,413 and $1,438 as of January 1, 2007 and December 31, 2007. The amount of tax benefits, net of any federal benefits for state taxes and inclusive of interest that would impact the effective rate, if recognized, is approximately $669 as of December 31, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 1,413
Additions based on tax position related to the current year, including interest	286
Reductions for tax positions of prior year, including interest	(202)
Balance at December 31, 2007	$ 1,497

SJW Corp.'s policy is to classify interest and penalties associated with unrecognized tax benefits, if any, in tax expense. Accrued interest expense, net of the benefit of tax deductions which would be available on the payment of such interest, is approximately $70 as of December 31, 2007. SJW Corp. has not accrued any penalties for unrecognized tax benefits.

SJW Corp. anticipates that its unrecognized tax benefits balance will be reduced by approximately $106 within the next 12 months following December 31, 2007 due to the lapsing statute of limitations. As of December 31, 2007 a total of $202 reduction was recorded to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations.

SJW Corp. files U.S. federal income tax returns and income tax returns in various states. The open tax years for the jurisdictions in which SJW Corp. files are as follows:

Jurisdiction	Years Open
Federal	2004 – 2007
California	2003 – 2007
Arizona	2006 – 2007
Connecticut	2003 – 2007
Florida	2003 – 2007
Tennessee	2007
Texas	2005 – 2007

Note 6. Intangible Assets

Intangible assets consist of a concession fee paid to the City of Cupertino of $6,800 for operating the City of Cupertino municipal water system, and other intangibles of $1,240 primarily incurred in conjunction with SCVWD water contracts related to the operation of San Jose Water Company. All intangible assets are recorded at cost and are amortized using the straight-line method over the legal or estimated economic life of the asset ranging from 5 to 70 years.

Amortization expense for the intangible assets was $299 for the year ended December 31, 2007, $294 for the year ended December 31, 2006 and $288 for the year ended December 31, 2005. Amortization expense for 2008, 2009, 2010, 2011 and 2012 is anticipated to be $299 per year.

The costs of intangible assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
Concession fees	$ 6,800	6,800
Other intangibles	1,240	1,240
Intangible assets	8,040	8,040
Less: Accumulated amortization		
Concession fees	2,788	2,516
Other intangibles	446	419
Net intangible assets	$ 4,806	5,105

Note 7. Commitments

San Jose Water Company purchases water from SCVWD. Delivery schedules for purchased water are based on a contract year beginning July 1, and are negotiated every three years under terms of a master contract with SCVWD expiring in 2051. For the years ending December 31, 2007, 2006 and 2005, San Jose Water Company purchased from SCVWD 22,600 million gallons ($38,500), 21,500 million gallons ($34,500) and 22,400 million gallons ($34,500), respectively, of contract water. Based on current prices and estimated deliveries, San Jose Water Company expects to purchase a minimum of 90% of the delivery schedule, or 20,800 million gallons ($36,700) of water at the current contract water rate of $1,765 per million gallons, from SCVWD in the contract year ending June 30, 2008. Additionally, San Jose Water Company purchases non-contract water from SCVWD on an "as needed" basis and if the water supply is available from SCVWD.

The contract water rates are determined by SCVWD. These rates are adjusted periodically and coincide with SCVWD's fiscal year, which ends annually on June 30. The contract water rates, per million gallons, for SCVWD's fiscal year ended 2008, 2007 and 2006 were $1,765, $1,642 and $1,565, respectively.

In 1997, San Jose Water Company entered into a 25-year contract agreement with the City of Cupertino to operate the City's municipal water system. San Jose Water Company paid a one-time, up-front concession fee of $6,800 to the City of Cupertino which is amortized over the contract term. Under the terms of the contract agreement, San Jose Water Company assumed responsibility for all maintenance, operating and capital costs, while receiving all payments for water service. Water service rates are subject to approval by the Cupertino City Council.

CLWSC has long-term contracts with the Guadalupe-Blanco River Authority ("GBRA"). The terms of the agreements expire in 2044 and 2050. The agreements, which are take-or-pay contracts, provide CLWSC with 6,000 acre-feet of water from Canyon Lake. The water rate may be adjusted by GBRA at any time, provided they give CLWSC 60 day's written notice on the proposed adjustment.

As of December 31, 2007, San Jose Water Company had 328 employees, of whom 93 were executive, administrative or supervisory personnel, and of whom 235 were members of unions. On February 7, 2008, San Jose Water Company reached a two-year collective bargaining agreement with the Utility Workers of America, representing the majority of all employees, and the International Union of Operating Engineers, representing certain employees in the engineering department, covering the period from January 1, 2008 through December 31, 2009. Both groups are affiliated with the AFL-CIO. The agreements include wage adjustments of approximately 3% and 3.3%, respectively, for union workers for calendar year 2008 and 2009 and minor benefit modifications. For new employees hired on or after March 31, 2008, a cash balance retirement plan will be adopted.

On April 17, 2006, San Jose Water Company entered into an agreement with Adobe Systems Incorporated ("Adobe") for Adobe to purchase approximately one acre of property and buildings located in San Jose, California for a total purchase price of approximately $4,000. The agreement includes an option for San Jose Water Company to lease-back the buildings until June 2008. The transaction needs to be approved by the CPUC since the property and buildings are utility plant assets. On November 14, 2007, San Jose Water Company entered into a reverse exchange transaction for a property in San Jose, California, which will be the replacement property (see Note 1). Until the replacement property is available for use and the CPUC approves the purchase, the current building is not available for immediate sale and therefore will continue to be classified as a utility plant asset, rather than as an asset held-for-sale, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets."

Note 8. Contingency

SJW Corp. is subject to litigation incidental to its business. There are no pending legal proceedings to which SJW Corp. or any of its subsidiaries is a party or to which any of its properties is the subject that are expected to have a material effect on the SJW Corp.'s financial position, results of operations or cash flows.

Note 9. Partnership Interest

In September 1999, SJW Land Company formed 444 West Santa Clara Street, L.P., a limited partnership, with a real estate development firm whereby SJW Land Company contributed real property in exchange for a 70% limited partnership interest. The real estate development firm is partially owned by an individual who also serves as the Chairman of the Board of SJW Corp. A commercial building was constructed on the partnership property and is leased to an international real estate firm under a 12-year long-term lease.

The consolidated financial statements of SJW Corp. at December 31, 2007 and 2006 include the operating results of 444 West Santa Clara Street, L.P. Intercompany balances were eliminated. Minority interest of $72, $62 and $63 was included in other income in the Consolidated Statements of Income and Comprehensive Income at December 31, 2007, 2006 and 2005, respectively. Included in other non-current liabilities of SJW Corp.'s Consolidated Balance Sheet is minority interest of $23 at December 31, 2007 and 2006.

Note 10. Related Party Transaction

In 2006, San Jose Water Company issued a bid for a construction project which consisted of the replacement of two wells and the installation of two new wells. The bid was awarded to a contractor who then purchased materials and supplies from a company that is affiliated with two Directors of SJW Corp. The amount of materials and supplies purchased amounted to approximately $400.

Note 11. Employee Benefit Plans

Pension Plans

San Jose Water Company sponsors noncontributory defined benefit pension plans. Benefits under the plans are based on an employee's years of service and highest consecutive 36 months of compensation. San Jose Water Company's policy is to contribute the net periodic pension cost to the plans to the extent it is tax deductible.

The Pension Plan is administered by a committee that is composed of an equal number of company and union representatives. Investment decisions have been delegated by the committee to an Investment Manager, presently Wachovia Securities, LLC. Investment guidelines set forth in the Investment Policy Statement ("IPS") require that at least 25% of plan assets be invested in bonds. Furthermore, equities are to be diversified by industry groups and selected to achieve preservation of capital coupled with long-term growth through capital appreciation and income. Since the Pension Plan's inception in 1984, the plan has achieved 11.70% return on their investments while the applicable benchmark was 11.12% for the same period. For the fiscal year 2007, the Investment Manager, following the required investment guidelines, achieved a 6.86% return on their investments, while the applicable benchmark was 5.91% for the same period.

Generally, it is expected of the Investment Manager that the performance of the Pension Plan Fund, computed on a total annual rate of return basis, should meet or exceed specific performance standards over a three-to-five-year period and/or full market cycle. These standards include a specific absolute and risk-adjusted performance standards over a three-to-five-year period and/or full market cycle.

General restrictions have been placed on the Investment Manager. They may not invest in commodities and futures contracts, private placements, options, letter stock, speculative securities, subprime mortgages, or hold more than 5% of assets of any one private corporation. They may only invest in bonds, commercial paper, and money market funds with acceptable ratings by Moody's or Standard & Poor's. The Investment Manager is reviewed regularly regarding performance by the Investment Consultant who provides at least quarterly reports to the committee for review.

San Jose Water Company has an Executive Supplemental Retirement Plan, which is a defined benefit plan under which San Jose Water Company will pay supplemental pension benefits to key executives in addition to the amounts received under the retirement plan. The annual cost of this plan has been included in the determination of the net periodic benefit cost shown below. The plan, which is unfunded, had a projected benefit obligation of $6,791 and $6,768 as of December 31, 2007 and 2006, respectively, and net periodic pension cost of $767, $547 and $557 for 2007, 2006 and 2005, respectively.

Other Postretirement Benefits

In addition to providing pension and savings benefits, San Jose Water Company provides health care and life insurance benefits for retired employees. The plan is a flat dollar plan which is unaffected by variations in health care costs.

Flexible Spending Plan

Effective February 1, 2004, San Jose Water Company established a Flexible Spending Account for its employees for the purpose of providing eligible employees with the opportunity to choose from among the fringe benefits available under the plan. The flexible spending plan is intended to qualify as a cafeteria plan under the provisions of the Internal Revenue Code Section 125. The flexible spending plan allows employees to save pre-tax income in a Health Care Spending Account ("HCSA") and/or a Dependent Care Spending Account ("DCSA") to help defray the cost of out-of-pocket medical and dependent care expenses. The annual maximum limit under the HCSA and DCSA plans is $2.5 and $5, respectively.

Medicare

In December 2003, federal legislation was passed reforming Medicare and introducing the Medicare Part D prescription drug program. San Jose Water Company determined that the new legislation has no impact on its postretirement benefit plan under SFAS No. 116, "Employers' Accounting for Postretirement Benefits—Other Than Pensions." Because San Jose Water Company has a union contract with its employees whereby San Jose Water Company provides medical benefits at a fixed cost to its retirees, San Jose Water Company's medical costs for postretirement benefits would not be affected by cost fluctuations resulting from the Medicare Part D prescription drug program.

Deferral Plan

San Jose Water Company sponsors a salary deferral plan that allows employees to defer and contribute a portion of their earnings to the plan. Contributions, not to exceed set limits, are matched by the San Jose Water Company. San Jose Water Company contributions were $896, $846 and $792 in 2007, 2006 and 2005, respectively.

Executive Special Deferral Election Plan

SJW Corp. adopted an Executive Special Deferral Election Plan effective January 1, 2005. The plan allows certain executives to defer a portion of their earnings each year and to realize an investment return on those funds during the deferral period. Executives have to make an election on the distribution and payment method of the deferrals before services are rendered. San Jose Water Company records the investment return on the deferred funds as compensation expense once the deferrals are made. Executives had deferred $1,192, $778 and $335 to the plan as of December 31, 2007, 2006 and 2005, respectively. San Jose Water Company recorded an investment return of $52, $37 and $22 as of December 31, 2007, 2006 and 2005, respectively, on the deferred funds as compensation expense.

Assumptions Utilized on Actuarial Calculations

Net periodic cost for the defined benefit plans and other postretirement benefits was calculated using the following weighted-average assumptions:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%
Discount rate	6.00	5.75	6.00	6.00	5.75	6.00
Expected return on plan assets	8.00	8.00	8.00	8.00	8.00	8.00
Rate of compensation increase	4.00	4.00	4.00	N/A	N/A	N/A

Benefit obligation for the defined benefit plans and other postretirement benefits was calculated using the following weighted-average assumptions as of December 31:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
	%	%	%	%
Discount rate	6.50	6.00	6.50	6.00
Rate of compensation increase	4.00	4.00	N/A	N/A

In 2006, San Jose Water Company utilized each plan's projected benefit stream in conjunction with the "above the median" Citigroup Pension Discount Curve in determining the discount rate used in calculating the pension and other postretirement benefits liabilities at the measurement date. In 2007, San Jose Water Company determined that the Citigroup Pension Discount Curve was appropriate due to the fact that it is more representative of the AA market discount rates and therefore is more applicable to the discounting of pension liabilities. As a result of San Jose Water Company using the Citigroup Pension Discount Curve instead of the "above the median" Citigroup Pension Discount Curve, San Jose Water Company used a discount rate of 6.50% instead of 6.75% in calculating the pension and other postretirement liabilities as of December 31, 2007. The impact of utilizing the 6.50% discount rate is that the benefit liability increased by $2,300 as of December 31, 2007 and the 2008 net periodic benefit cost increased by $240.

Generally, it is expected of the Investment Manager that the performance of the Pension Plan Fund, computed on a total annual rate of return basis, should meet or exceed specific performance standards over a three-to-five-year period and/or full market cycle. As stated earlier, since the Pension Plan's inception in 1984, the plan has achieved 11.70% return on their investments while the applicable benchmark was 11.12% for the same period. In 2007, the Investment Manager, following the required investment guidelines, achieved a 6.86% return on their investments, while the applicable benchmark was 5.91% for the same period.

On August 17, 2006, the Pension Protection Act (the "Act") was signed into law. The Act eliminates the scheduled expiration of changes to qualified pension plan rules that were enacted as part of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). These changes included increases to the amount of plan compensation taken into account for benefit purposes and to the maximum limit on benefits payable under pension plans. SJW Corp. evaluated the impact of the Act on its defined pension benefit plans and has determined that the effect is not considered material.

Net Periodic Pension Costs

Net periodic costs for the defined benefit plans and other postretirement benefits for the years ended December 31 was as follows:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Components of Net Periodic Benefit Cost						
Service cost	$ 2,282	2,113	1,919	$ 193	172	134
Interest cost	3,946	3,525	3,277	328	306	276
Expected return on assets	(3,445)	(2,997)	(2,756)	(97)	(79)	(66)
Amortization of transition obligation	—	—	40	57	57	57
Amortization of prior service cost	451	467	478	166	173	158
Recognized actuarial loss	802	955	630	—	—	—
Net periodic benefit cost	$ 4,036	4,063	3,588	$ 647	629	559

Reconciliation of Funded Status

For the defined benefit plans and other postretirement benefits, the benefit obligation is the projected benefit obligation and the accumulated benefit obligation, respectively. The actuarial present value of benefit obligations and the funded status of San Jose Water Company's defined benefit pension and other postretirement plans as of December 31 were as follows:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 65,992	61,135	$ 5,608	5,121
Service cost	2,282	2,113	193	172
Interest cost	3,946	3,525	328	306
Amendments	—	—	—	—
Actuarial (gain) loss	(3,690)	1,428	(407)	215
Benefits paid	(2,384)	(2,209)	(205)	(206)
Benefit obligation at end of year	$ 66,146	65,992	$ 5,517	5,608
Change in Plan Assets				
Fair value of assets at beginning of year	$ 43,939	36,776	$ 1,124	898
Actual return on plan assets	2,699	4,433	52	39
Employer contributions	2,301	4,939	362	343
Benefits paid	(2,384)	(2,209)	(120)	(156)
Fair value of plan assets at end of year	46,555	43,939	1,418	1,124
Funded status	$ (19,591)	(22,053)	$ (4,099)	(4,484)

The amounts recognized on the balance sheet as of December 31 were as follows:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Amounts recognized in statement of financial position consist of:				
Noncurrent assets	—	—	—	—
Current liabilities	$ 333	239	—	—
Noncurrent liabilities	19,258	21,814	$ 4,099	4,484
Net amount recognized	$ 19,591	22,053	$ 4,099	4,484

The actual amount recognized in accumulated other comprehensive income for the year ended December 31, 2005 was $6,187. The 2007, 2006 and 2005 information shown in the table below were presented on a pro forma basis for comparison purposes only following the requirements of FASB Statement No. 158 ("Statement 158"), "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans."

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Unrecognized net loss	$ 12,407	16,153	17,116	$ 444	826	588
Unrecognized prior service cost	3,035	3,486	3,953	1,866	2,017	2,168
Unrecognized transition obligation	—	—	—	227	283	340
Total amounts recognized in accumulated other comprehensive income	$ 15,442	19,639	21,069	$ 2,537	3,126	3,096

Upon implementation of Statement 158, San Jose Water Company recorded a regulatory asset, including a gross-up for taxes, on the projected benefit obligation of the postretirement benefit plans. The following table summarizes the change in regulatory assets:

	2007	2006
Funded status of obligation	$ 23,690	26,537
Accrued benefit cost	(5,711)	(3,790)
Amount to be recovered in future rates	17,979	22,747
Tax gross-up	12,370	15,663
Regulatory asset	$ 30,349	38,410

The estimated amortization for the year ended December 31, 2008 is as follows:

	Pension Benefits	Other Benefits
Amortization of prior service cost	$ 389	—
Amortization of loss	470	—
Total	$ 859	—

Plan Assets

Plan assets for the years ended December 31 were as follows:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Fair value of assets at end of year:				
Debt securities	$ 18,120	15,673	—	199
	38.9%	*35.6%*	—	*17.8%*
Equity securities	$ 27,731	26,107	—	—
	59.6%	*59.4%*	—	—
Cash and equivalents	$ 704	2,159	$ 1,418	925
	1.5%	*5.0%*	*100%*	*82.2%*
Total	$ 46,555	43,939	$ 1,418	1,124

In 2008, San Jose Water Company expects to make a contribution of $3,000 and $400 to the pension plan and other post retirement benefit plan, respectively.

Benefits expected to be paid in the next five years are:

	Pension Plan	Other Postretirement Benefit Plan
2008	$ 2,557	$ 220
2009	2,732	228
2010	2,971	246
2011	3,317	273
2012	3,607	313
2013 – 2017	23,989	2,068

Note 12. Long-Term Incentive Plan and Share-Based Payments

Common Shares

SJW Corp. has a Long-Term Stock Incentive Plan ("the Incentive Plan"), which has 1,800,000 common shares reserved for issuance. In 2007, the Incentive Plan included terms allowing non-employee directors of SJW Corp. to receive awards, authorizing the plan administrator to grant stock appreciation rights, and listing the performance criteria for performance shares. In addition, the Incentive Plan allows SJW Corp. to provide key employees, including officers, and non-employee directors, the opportunity to acquire an equity interest in SJW Corp. A participant in the Incentive Plan generally may not receive Incentive Plan awards covering an aggregate of more than 600,000 common shares in any calendar year. Additionally, awards granted under the Incentive Plan may be conditioned upon the attainment of specified performance goals. The types of awards included in the Incentive Plan are stock options, dividend units, performance shares, rights to acquire restricted stock and stock bonuses. In addition, shares are issued under the Employee Stock Purchase Plan (ESPP). As of December 31, 2007, 2006 and 2005, 87,700, 20,001 and 18,062 shares have been issued pursuant to the Incentive Plan, and 367,404, 400,659 and 372,382 shares are issuable upon the exercise of outstanding options, restricted stock units, and deferred restricted stock units for the years ended 2007, 2006 and 2005, respectively. The remaining shares available for issuance under the Incentive Plan are 1,344,896, 1,379,340, and 1,409,556 for the years ended 2007, 2006 and 2005, respectively. The total compensation costs charged to income under the Incentive Plan were $655, $436 and $1,244 for 2007, 2006 and 2005, respectively.

Stock Options

SJW Corp. has adopted Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment (Statement 123R) since 2006, for all existing and new share-based compensation plans in accordance with the modified prospective transition method. Previously, SJW Corp. followed SFAS 123, Accounting for Stock-Based Compensation (Statement 123), in accounting for its share-based compensation plans. To estimate the fair value of options at grant date as the basis for the stock-based compensation awards, SJW Corp. utilizes the Black-Scholes option-pricing model, which requires the use of subjective assumptions. Further, as required under Statement 123R, SJW Corp. now estimates forfeitures for the share-based awards that are not expected to vest. Changes in these inputs and assumptions can affect the measure of estimated fair value of our share-based compensation. The weighted average assumptions utilized include:

	2007	2006	2005
Expected dividend yield	N/A	N/A	2.60%
Expected volatility	N/A	N/A	24.30%
Risk-free interest rate	N/A	N/A	3.67%
Expected holding period in years	N/A	N/A	5

Awards in the form of stock option agreements under the Incentive Plan allow executives to purchase common shares at a specified price. Options are granted at an exercise price that is not less than the per share market price on the date of the grant. Options vest at a 25% rate on each annual date over four years and are exercisable over a 10 year period. No options were granted for the years ending December 31, 2007 and 2006, and 57,484 shares were granted during the year 2005, out of which 836 shares were forfeited due to an employee's employment termination with SJW Corp. in December 2005. For the years ended 2007 and 2006, options covering 45,794 and 1,858 shares of common stock and options covering 5,849 and 81 shares of common stock from vested dividend equivalent rights were exercised. In 2005, 1,060 option shares were issued upon exercise of options.

SFAS 123R requires the cash flows resulting from the tax benefits for tax deduction in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as cash from financing activities. For the years ended December 31, 2007 and December 31, 2006, total cash received on exercise of options amounted to $1,072 and $36 and the tax benefit realized from stock options exercised amounted to $395 and $10. Shares subject to outstanding options under the Incentive Plan were 116,348, 162,142 and 165,902 as of December 31, 2007, 2006 and 2005, respectively.

For the year ended 2007, after taking into consideration the relevant facts and circumstances, SJW Corp. does not project any foreseeable terminations which could lead to forfeiture of unvested options. SJW Corp. has recognized share-based compensation expense of $105, $130 and $121 for the stock options granted under the Incentive Plan for the years ended December 31, 2007, 2006 and 2005, respectively.

Stock Options

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Aggregate Intrinsic Value
Outstanding as of January 1, 2005	109,478	$ 14.41	8.60	$ 415,478
Granted	57,484	$ 20.08	—	—
Exercised	(1,060)	$ 14.00	—	—
Forfeited	—	—	—	—
Outstanding as of January 1, 2006	165,902	$ 16.38	8.20	$ 1,056,796
Granted	—	$ —	—	—
Exercised	(1,858)	$ 14.12	—	—
Forfeited	(1,902)	—	—	—
Outstanding as of January 1, 2007	162,142	$ 16.40	7.18	$ 3,624,737
Granted	—	—	—	—
Exercised	(45,794)	$ 14.13	—	—
Forfeited	—	—	—	—
Outstanding as of December 31, 2007	116,348	$ 17.30	6.49	$ 2,020,924
Options exercisable at December 31, 2007	75,249	$ 16.66	6.32	$ 1,355,502
Range of exercise prices		$ 14.00-27.69		
Weighted-average fair value of options granted during the year	—	—	—	—

A summary of the status of SJW Corp.'s nonvested stock options as of December 31, 2007 and changes during the three years ended December 31, 2007, are presented below:

	Shares	Weighted Grant-Date Fair Value
Nonvested as of January 1, 2005	95,556	$ 2.63
Granted	57,484	$ 1.29
Vested	(27,500)	$ 2.64
Forfeited	—	—
Nonvested as of January 1, 2006	125,540	$ 2.02
Granted	—	—
Vested	(41,272)	$ 2.19
Forfeited	(1,902)	$ 1.46
Nonvested as of January 1 2007	82,366	$ 1.95
Granted	—	—
Vested	(41,267)	$ 3.16
Forfeited	—	—
Nonvested as of December 31, 2007	41,099	$ 3.65

As of December 31, 2007, total unrecognized compensation costs related to stock options amounted to $69. These costs are expected to be recognized over a weighted-average period of 1.19 years.

Restricted Stock and Deferred Restricted Stock Plans

Under SJW Corp.'s Restricted Stock and Deferred Restricted Stock Program, SJW Corp. granted deferred restricted stock units to non-employee Board members in 2007. In addition, SJW Corp.'s Deferral Election Program, as amended on June 1, 2006 (the "Deferral Program"), also includes meeting fees earned for the 2007 calendar year to be deferred into deferred restricted stock units. Previously, only retainer fees were allowed to be deferred under the Deferral Program. Such retainer fees and meeting fees are collectively referred to as the "Annual Service Fees." The number of shares of each annual deferred restricted stock award is equal to the annual service fee as of the date of grant divided by (i) the fair market value of SJW Corp.'s common stock on the date of grant under the Stock Program or (ii) the fair market value of SJW Corp.'s common stock as of the last business day of the year under the Deferral Program.

On January 2, 2007, 7,742 deferred restricted stock units were granted to non-employee Board members, out of which 2,052 deferred restricted stock units were forfeited due to the retirement of a non-employee board member.

On April 27, 2007, a non-employee Board member retired from the Board of Directors and accordingly 11,331 shares of common stock were distributed upon his retirement. Additionally, SJW Corp. paid cash in the amount of $1 to settle the dividend equivalent rights earned for those shares with a lump-sum payment arrangement. The tax benefit realized from the stock issuance was $96.

On January 25, 2007, a total of 21,000 restricted and deferred restricted stock units were granted to a key employee of SJW Corp., of which 7,000 restricted stock units vest upon the achievement of certain market conditions related to the Company's common stock.

On January 30, 2007, the first installment of restricted stock units for 3,500 shares, granted to a key employee of SJW Corp. in 2006 were vested, and the additional tax benefit realized from the stock issuance was $21.

On December 29, 2007, the first annual installment of restricted stock units for 1,225 shares, granted to several executives of SJW Corp. in 2006, were vested, and the tax deduction available from realizing the stock issuance was less than the deferred tax asset previously recognized by $2.

As of December 31, 2007, 2006, and 2005, SJW Corp. has recognized an aggregate share-based compensation expense of $330, $81 and $468, respectively, related to restricted and deferred restricted stock awards to the employees. As of December 31, 2007, 2006, and 2005, SJW Corp. has recognized an aggregate share-based compensation expense of $221, $225 and $458, respectively, related to restricted and deferred restricted stock awards to the non-employee Board members of SJW Corp.

Restricted and Deferred Restricted Stock

	Units	Weighted-Average Issue Price
Outstanding as of January 1, 2005	196,240	$ 14.16
Issued	5,936	$ 22.83
Exercised	(7,990)	$ 19.13
Forfeited	—	—
Outstanding as of January 1, 2006	194,186	$ 14.28
Issued	23,646	$ 27.15
Exercised	—	—
Forfeited	—	—
Outstanding as of January 1, 2007	217,832	$ 15.68
Issued	28,742	$ 32.29
Exercised	(15,308)	$ 19.55
Forfeited	(2,052)	$ 38.76
Outstanding as of December 31, 2007	229,214	$ 17.36
Shares vested as of December 31, 2007	194,037	$ 15.13

A summary of the status of SJW Corp.'s nonvested restricted and deferred restricted stock plans as of December 31, 2007, and changes during the three year period ended December 31, 2007, are presented below:

	Units	Weighted Grant-Date Fair Value
Nonvested as of January 1, 2005	102,276	$ 7.63
Granted	5,936	$ 18.20
Vested	(58,535)	$ 14.53
Nonvested as of January 1, 2006	49,677	$ 14.12
Granted	23,646	$ 27.15
Vested	(54,421)	$ 14.87
Nonvested as of January 1, 2007	18,902	$ 28.25
Granted	28,742	$ 32.29
Vested	(10,415)	$ 38.76
Forfeited	(2,052)	$ 38.76
Nonvested as of December 31, 2007	35,177	$ 29.64

As of December 31, 2007, the total unrecognized compensation costs related to restricted and deferred restricted stock plans amounted to $765. This cost is expected to be recognized over a weighted-average period of 2.20 years.

Dividend Equivalent Rights

Under the Incentive Plan, holders of options, restricted stock and deferred restricted stock awards have the right to receive dividend rights each time a dividend is paid on common shares after the grant date. Stock compensation on dividend equivalent rights is recognized as a liability and recorded against retained earnings on the date dividends are issued.

On April 2, 2007, the final dividend equivalent rights related to the 2003 option grants were converted to common stock units and 246 shares were credited into the participants' option deferred stock unit accounts. Accordingly, on April 29, 2007, 5,849 shares of common stock attributed to the 2003 option grant were fully vested and issued under the Incentive Plan to participants. The tax benefit realized from the stock issuance was $35.

As of December 31, 2007, 2006 and 2005, a cumulative of 29,050, 21,296 and 12,722 dividend equivalent rights were converted, since inception, to deferred restricted stock awards, respectively. For the years ended December 31, 2007 and 2006, $223 related to dividend equivalent rights was recorded against retained earnings and were accrued as a liability. For the year ended December 31, 2005, $197 related to dividend equivalent rights were recorded as compensation expense and were accrued as a liability.

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase shares of SJW Corp's common stock at 85% of the fair market value of shares on the purchase date. Under the ESPP, employees can designate up to a maximum of 10% of their base compensation for the purchase of shares of common stock, subject to certain restrictions. A total of 270,400 shares of common stock have been reserved for issuance under the ESPP.

Since its inception, there have been three purchase intervals. As of December 31, 2007 and 2006, a total of 14,741 and 8,948 shares have been issued under the ESPP. The ESPP has no look-back provisions. As of December 2007 and 2006, cash received from employees towards the ESPP amounted to $424 and $179, respectively.

After considering the estimated employee terminations or withdrawals from the plan before the purchase date, for the years ended December 31, 2007 and 2006, SJW Corp. recorded expense of $74 and $61 related to the ESPP.

As of December 31, 2007, total unrecognized compensation costs related to the semi-annual offering period that ends January 31, 2008, for the ESPP is approximately $6. This cost is expected to be recognized during the first quarter of 2008.

Note 13. Sale of Real Estate Investments

On September 30, 2005, SJW Land Company sold 2.6 acres of property located at Reservoir Road, Los Gatos, California for $4,200. SJW Corp. recognized a gain on sale of real estate investment of $1,095, net of tax of $761. In November 2005, SJW Land Company reinvested the proceeds by purchasing an income-producing property in Texas at a purchase price of $4,690.

On January 20, 2006, SJW Land Company and San Jose Water Company sold approximately one acre of property and a building for $2,850. SJW Corp. recognized a gain on the sale of the property of approximately $1,535, net of tax of approximately $1,056. On February 1, 2006, San Jose Water Company reinvested the proceeds by purchasing utility property at a purchase price of $2,668.

On December 15, 2006, SJW Land Company sold a 2.2 acre property and a 4.5 acre property located in San Jose, California for an aggregate purchase price of $32,500. SJW Corp. recognized a gain on sale of real estate investment of $14,820, net of tax of $10,192. On February 9, 2007, SJW Land Company reinvested the proceeds from the sale of real estate investment by purchasing approximately 54 acres of real estate investment property with an office and distribution facilities in Knoxville, Tennessee for approximately $47,625.

Note 14. Nonregulated Businesses

The business activities of SJW Corp. consist primarily of its subsidiaries, San Jose Water Company, a public utility regulated by the CPUC that operates within a service area approved by the CPUC, and Canyon Lake Water Service Company, which is regulated by the TCEQ. Included in total operating revenue and operating expenses are the nonregulated business activities of SJW Corp. The nonregulated businesses of SJW Corp. are comprised of operating the City of Cupertino Municipal Water System, lease operations of several commercial buildings and properties of SJW Land Company, and the sale and rental of water conditioning and purification equipment of Crystal Choice Water Service LLC, until January 31, 2007 (see Note 15). The following tables represent the distribution of regulated and nonregulated business activities for the 12 months ended 2007, 2006 and 2005:

	December 31, 2007		
	Regulated	Non Regulated	Total
Revenue	$ 195,444	11,157	206,601
Expenses	169,062	7,786	176,848
Operating income	$ 26,382	3,371	29,753

	December 31, 2006		
	Regulated	Non Regulated	Total
Revenue	$ 179,765	9,473	189,238
Expenses	149,990	7,695	157,685
Operating income	$ 29,775	1,778	31,553

	December 31, 2005		
	Regulated	Non Regulated	Total
Revenue	$ 171,633	8,472	180,105
Expenses	144,278	6,810	151,088
Operating income	$ 27,355	1,662	29,017

Note 15. Segment Reporting

SJW Corp. is a holding company with three subsidiaries: (i) San Jose Water Company, a water utility operation with both regulated and nonregulated businesses, (ii) SJW Land Company and its consolidated variable interest entity, 444 West Santa Clara Street, L.P., which operates commercial building rentals ("Real Estate Services") and (iii) SJWTX, Inc. doing business as Canyon Lake Water Service Company, a regulated water utility located in Canyon Lake, Texas. The operating results of SJW Corp. include Crystal Choice Water Service LLC, a business providing the sale and rental of water conditioning and purification equipment which was sold on January 31, 2007 and subsequently liquidated in August 2007. In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," SJW Corp. has determined that it has two reportable business segments. The first segment is that of providing water utility and utility-related services to its customers, provided through SJW Corp.'s subsidiaries, the Water Utility Services. The second segment is property management and investment activity conducted by SJW Land Company, the Real Estate Services.

SJW Corp.'s reportable segments have been determined based on information used by the chief operating decision maker. SJW Corp.'s chief operating decision maker is its President and Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis that is accompanied by disaggregated information about operating revenue, net income and total assets.

The tables below set forth information relating to SJW Corp.'s reportable segments. Certain allocated assets, revenue and expenses have been included in the reportable segment amounts. Other business activity of SJW Corp.'s not included in the reportable segments is included in the ''All Other'' category.

	For twelve months ended December 31, 2007			
	Water Utility Services	Real Estate Services	All Other*	SJW Corp.
Operating revenue	$ 200,004	6,486	111	206,601
Operating expense	172,698	2,994	1,156	176,848
Net income	17,339	1,843	141	19,323
Depreciation and amortization	21,255	1,592	7	22,854
Interest expense	11,044	1,847	118	13,009
Income tax expense in operations income (loss)	11,767	1,081	(299)	12,549
Assets	$ 641,823	84,707	40,796	767,326

	For twelve months ended December 31, 2006			
	Water Utility Services	Real Estate Activities	All Other*	SJW Corp.
Operating revenue	$ 183,809	4,317	1,112	189,238
Operating expense	153,199	2,403	2,083	157,685
Net income (loss)	22,571	16,104	(94)	38,581
Depreciation and amortization	20,389	831	79	21,299
Interest expense	9,888	1,225	12	11,125
Income tax expense in operations income (loss)	14,940	887	(529)	15,298
Assets	$ 591,803	70,856	43,883	706,542

	For twelve months ended December 31, 2005			
	Water Utility Services	Real Estate Activities	All Other*	SJW Corp.
Operating revenue	$ 175,524	3,324	1,257	180,105
Operating expense	147,244	1,686	2,158	151,088
Net income	20,781	841	218	21,840
Depreciation and amortization	18,942	640	72	19,654
Interest expense	9,300	899	(6)	10,193
Income tax expense in operations income (loss)	14,878	287	(392)	14,773
Assets	$ 504,618	38,116	44,975	587,709

* The ''All Other'' category includes Crystal Choice Water Service LLC, which was sold and liquidated in 2007 and, without regard to its subsidiaries, SJW Corp.

Note 16. Unaudited Quarterly Financial Data

Summarized quarterly financial data is as follows:

	2007 Quarter Ended			
	March	June	September	December
Operating revenue	$ 39,017	55,135	64,847	47,602
Operating income	4,409	8,060	10,731	6,553
Net income	2,122	5,406	8,011	3,784
Comprehensive income	772	4,867	8,653	2,830
Earnings per share:				
—Basic	0.12	0.30	0.44	0.21
—Diluted	0.11	0.29	0.43	0.20
Market price range of stock:				
—High	43.00	40.10	38.80	38.50
—Low	33.74	28.48	28.19	31.62
Dividend per share	0.15	0.15	0.15	0.15

	2006 Quarter Ended			
	March	June	September	December
Operating revenue	$ 33,741	47,873	63,119	44,504
Operating income	4,781	8,637	11,401	6,734
Net income	4,203	6,471	8,858	19,050
Comprehensive income	8,629	429	9,630	24,975
Earnings per share:				
—Basic	0.23	0.35	0.48	1.04
—Diluted	0.23	0.35	0.48	1.03
Market price range of stock:				
—High	26.85	26.30	31.20	39.50
—Low	22.75	21.56	25.01	28.89
Dividend per share	0.14	0.14	0.14	0.14

SJW CORP.
FINANCIAL STATEMENT SCHEDULE

Schedule II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
Years ended December 31, 2007 and 2006

Description	2007	2006
Allowance for doubtful accounts:		
Balance, beginning of period	$ 176,686	160,000
Charged to expense	286,038	242,883
Accounts written off	(305,052)	(247,754)
Recoveries of accounts written off	38,179	21,557
Balance, end of period	$ 195,851	176,686
Reserve for litigation and claims:		
Balance, beginning of period	$ 170,000	542,905
Charged to expense	255,365	150,073
Revision to accrual, due to settlements	(38,439)	(482,413)
Payments	(115,104)	(40,565)
Balance, end of period	$ 271,822	170,000

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Control and Procedures

The Corporation's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, the "Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Corporation believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control over Financial Reporting

SJW Corp.'s management is responsible for establishing and maintaining an adequate internal control structure over financial reporting and for an assessment of the effectiveness of internal control over financial reporting, as such items are defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Management has utilized the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal control over financial reporting.

The Corporation's management has performed an assessment of the effectiveness of internal control over financial reporting as of December 31, 2007. Based on this assessment, management has concluded SJW Corp.'s internal control over financial reporting as of December 31, 2007 is effective based on the criteria established by COSO.

KPMG LLP has audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007. Their report is included in Item 8 of this Report.

Changes in Internal Controls

There has been no change in internal control over financial reporting during the fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the internal controls over financial reporting of SJW Corp.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is contained in part under the caption "Officers of the Registrant" in Part I of this report, and the remainder is contained in SJW Corp.'s Proxy Statement for its 2008 Annual Meeting of Shareholders to be held on April 30, 2008 (the "2008 Proxy Statement") under the captions "Proposal No. 1 - Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

Code of Ethics

SJW Corp. has adopted a code of ethics that applies to SJW Corp.'s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The text of the code of ethics is available at the Corporation's website at http://www.sjwater.com. SJW Corp. intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of its code of ethics by posting such information on its website.

Corporate Governance Guidelines and Board Committee Charters

The Corporate Governance Guidelines and the charters for the board committees—the Audit Committee, Executive Compensation Committee, Real Estate Committee, and Nominating & Governance Committee—are available at the Corporation's website at http://www.sjwater.com. Shareholders may also request a free hard copy of the Corporate Governance Guidelines and the charters from the following address and phone number:

SJW Corp.
374 West Santa Clara Street
San Jose, CA 95113
Attn: Corporate Secretary
Phone: 800-250-5147

In 2007, SJW Corp. submitted an Annual CEO Certification to the New York Stock Exchange ("NYSE"), dated May 8, 2007 as required by Section 303A.12(a) of the NYSE Listed Company Manual.

The Corporation is filing as an exhibit to this Form 10-K for the year ended December 31, 2007, certifications pursuant to Sarbanes-Oxley Action Section 302 regarding the quality of the Company's public disclosure.

Shareholder Proposals

On October 28, 2004, the Board of Directors approved the "Policies and Procedures of the Nominating & Governance Committee for Nomination for Directors" (the "Nomination Policies and Procedures") which specify steps a shareholder must take in order to properly recommend director candidates which the Nominating & Governance Committee will consider. There has been no material change to the procedures by which the shareholders of SJW Corp. may recommend director candidates in the Nomination Policies and Procedures.

Item 11. *Executive Compensation*

The information required by this item is contained in the 2008 Proxy Statement under the captions "Compensation of Directors," "Executive Compensation and Related Information," and "Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is contained in the 2008 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transaction and Director Independence*

The information required by this item is contained in the 2008 Proxy Statement under the caption "Certain Relationships and Related Transactions" and "Independent Directors" and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is contained in the 2008 Proxy Statement under the caption "Principal Independent Accountants' Fees and Services" and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

(a)(3) Exhibits required to be filed by Item 601 of Regulation S-K.

See Exhibit Index located immediately following this Item 15.

The exhibits filed herewith are attached hereto (except as noted) and those indicated on the Exhibit Index which are not filed herewith were previously filed with the Securities and Exchange Commission as indicated.

EXHIBIT INDEX

Exhibit No.	Description
3	Articles of Incorporation and By-Laws:
3.1	Restated Articles of Incorporation of SJW Corp. Incorporated by reference to Exhibit 3.1 to Form 10-K for year ended December 31, 2001.
3.2	Certificate of Amendment of the Restated Articles of Incorporation of SJW Corp., as filed with the Secretary of State of the State of California on February 22, 2006. Incorporated by reference to Exhibit 3.1 to Form 8-K filed on February 27, 2006.
3.3	By-Laws of SJW Corp., as amended on April 26, 2007. (1)
4	Instruments Defining the Rights of Security Holders, including Indentures:
	No current issue of the registrant's long-term debt exceeds 10 percent of its total assets. SJW Corp. hereby agrees to furnish upon request to the Commission a copy of each instrument defining the rights of holders of unregistered senior and subordinated debt of the company.
10	Material Contracts:
10.1	Water Supply Contract, dated January 27, 1981, between San Jose Water Works and the Santa Clara Valley Water District, as amended. Incorporated by reference to Exhibit 10.1 to Form 10-K for the year ended December 31, 2001.
10.2	Registration Rights Agreement, entered into as of December 31, 1992, among SJW Corp., Roscoe Moss, Jr. and George E. Moss. Incorporated by reference to Exhibit 2.1 to Form 10-K for the year ended December 31, 2003.
10.3	Limited Partnership Agreement of 444 West Santa Clara Street, L.P., entered into as of September 2, 1999, between SJW Land Company and Toeniskoetter & Breeding, Inc. Development. Incorporated by reference to Exhibit 10.18 to Form 10-Q for the quarter ended September 30, 1999.
10.4	Resolution for Directors' Retirement Plan adopted by SJW Corp. Board of Directors as amended on September 22, 1999. Incorporated by reference to Exhibit 10.15 to Form 10-Q for the quarter ended September 30, 1999. (2)
10.5	Resolution for Directors' Retirement Plan adopted by San Jose Water Company's Board of Directors as amended on September 22, 1999. Incorporated by reference to Exhibit 10.16 to Form 10-Q for the quarter ended September 30, 1999. (2)

Exhibit No.	Description
10.6	Resolution for Directors' Retirement Plan adopted by SJW Land Company Board of Directors on September 22, 1999. Incorporated by reference to Exhibit 10.17 to Form 10-Q for the quarter ended September 30, 1999. (2)
10.7	San Jose Water Company Executive Supplemental Retirement Plan, as amended and restated effective as of January 1, 2008. (1) (2)
10.8	SJW Corp. Executive Severance Plan, as amended and restated effective as of January 1, 2008. (1) (2)
10.9	SJW Corp. Long-Term Incentive Plan, as amended on January 31, 2006. Incorporated by reference to Appendix B to the Proxy Statement filed on March 13, 2006. (2)
10.10	Chief Executive Officer Employment Agreement, as restated on June 27, 2003. Incorporated by reference to Exhibit 10.21 to Form 10-Q for the quarter ended June 30, 2003. (2)
10.11	Standard Form of Stock Option Agreement, as adopted by SJW Corp. Board of Directors on April 29, 2003. Incorporated by reference to Exhibit 10.22 to Form 10-Q for the quarter ended June 30, 2003. (2)
10.12	Chief Executive Officer SERP Deferred Restricted Stock Award, as restated on June 27, 2003. Incorporated by reference to Exhibit 10.23 to Form 10-Q for the quarter ended June 30, 2003. (2)
10.15	Form of Stock Option Dividend Equivalent Rights Agreement, as amended and restated effective as of January 1, 2005, and further amended on January 1, 2008. (1) (2)
10.16	Form of Stock Option Dividend Equivalent Rights Agreement (for new options). (1) (2)
10.17	Form of Service-based Vesting Restricted Stock Unit Issuance Agreement (without dividend equivalent rights). Incorporated by reference to Exhibit 10.20 to Form 10-K for the year ended December 31, 2006. (2)
10.18	Form of Service-based Vesting Restricted Stock Unit Issuance Agreement (with dividend equivalent rights). Incorporated by reference to Exhibit 10.21 to Form 10-K for the year ended December 31, 2006. (2)
10.19	Form of Performance-based Vesting Restricted Stock Unit Issuance Agreement. Incorporated by reference to Exhibit 10.22 to Form 10-K for the year ended December 31, 2006. (2)

Exhibit No.	Description
10.20	Form of Service-based Vesting Restricted Stock Unit Issuance Agreement (for awards after December 31, 2007). (1) (2)
10.21	SJW Corp. Amended and Restated Deferred Restricted Stock Program, effective as of December 6, 2007. (1) (2)
10.22	SJW Corp. Deferral Election Program for Non-Employee Board Members, as amended and restated on January 30, 2006 and as further amended on June 1, 2006 and December 6, 2007. (1) (2)
10.23	SJW Corp. Amended and Restated Director Compensation and Expense Reimbursement Policies, effective as of January 1, 2008. (1) (2)
10.24	San Jose Water Company Special Deferral Election Plan, as amended and restated effective as of January 1, 2008. (1) (2)
10.25	Form of Letter Amendment to SJW Corp. Director Pension Plan. (1) (2)
10.26	Chief Executive Officer Restricted Stock Unit Issuance Agreement, dated January 30, 2006. Incorporated by reference to Exhibit 10.25 to Form 10-K for the year ended December 31, 2005. (2)
10.27	Asset Purchase Agreement by and between SJWTX, Inc. to purchase the assets of Canyon Lake Water Supply Corporation, a Texas nonprofit water supply corporation, dated October 4, 2005. Incorporated by reference to Exhibit 10.1 to Form 10-Q for quarter ending September 30, 2005. (2)
21.1	Subsidiaries of SJW Corp. filed as Exhibit 21 to the Annual Report on Form 10-K for the year ended December 31, 2002.
23	Consent of Independent Registered Public Accounting Firm. (1)
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by President and Chief Executive Officer. (1)
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by Chief Financial Officer and Treasurer. (1)
32.1	Certification Pursuant to 18 U.S.C. Section 1350 by President and Chief Executive Officer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)
32.2	Certification Pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer and Treasurer, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1) Filed currently herewith.

(2) Management contract or compensatory plan or agreement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SJW CORP.

Date: ____________________ By /s/ Charles J. Toeniskoetter
CHARLES J. TOENISKOETTER,
Chairman, Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: ____________________ By /s/ W. Richard Roth
W. RICHARD ROTH,
President, Chief Executive Officer and
Member, Board of Directors

Date: ____________________ By /s/ Angela Yip
ANGELA YIP,
Chief Financial Officer and Treasurer

Date: ____________________ By /s/ Andrea J. Elliott
ANDREA J. ELLIOTT,
Controller

Date: ____________________ By /s/ Mark L. Cali
MARK L. CALI,
Member, Board of Directors

Date: ____________________ By /s/ J. Philip DiNapoli
J. PHILIP DINAPOLI,
Member, Board of Directors

Date: ____________________ By /s/ Douglas R. King
DOUGLAS R. KING,
Member, Board of Directors

Date: ____________________ By /s/ George E. Moss
GEORGE E. MOSS,
Member, Board of Directors

Date: ____________________ By /s/ Charles J. Toeniskoetter
CHARLES J. TOENISKOETTER,
Member, Board of Directors

Date: ______________________ By /s/ Frederick R. Ulrich, Jr.
FREDERICK R. ULRICH, JR.
Member, Board of Directors

Date: ______________________ By /s/ Robert A. Van Valer
ROBERT A. VAN VALER,
Member, Board of Directors

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
SJW Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 333-105010 and 333-127383) on Form S-8 of SJW Corp. of our reports dated March 10, 2008, with respect to the consolidated balance sheets of SJW Corp. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of SJW Corp.

Our report on the consolidated financial statements refers to SJW Corp.'s adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, effective January 1, 2007. Our report also refers to SJW Corp.'s adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment*, effective January 1, 2006, and the initial funding status and disclosure provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. Also, our report refers to the Company's change in its method of quantifying financial statement errors in 2006.

(signed) KPMG LLP

Mountain View, California
March 10, 2008

Exhibit 31.1

CERTIFICATIONS

I, W. Richard Roth, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the ''registrant'');

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2008

/s/ W. Richard Roth
W. RICHARD ROTH
President and Chief Executive Officer
(Principal executive officer)

Exhibit 31.2

CERTIFICATIONS

I, Angela Yip, certify that:

1. I have reviewed this Annual Report on Form 10-K of SJW Corp. (the ''registrant'');

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2008

/s/ Angela Yip
ANGELA YIP
Chief Financial Officer and Treasurer
(Principal financial officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Richard Roth, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge on the date hereof:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. Richard Roth
W. RICHARD ROTH
President and Chief Executive Officer
(Principal executive officer)
March 10, 2008

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SJW Corp. (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Angela Yip, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge on the date hereof:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Angela Yip
ANGELA YIP
Chief Financial Officer and Treasurer
(Principal financial officer)
March 10, 2008

(This page has been left blank intentionally.)

SJW CORP.

Notice of Annual Meeting of Shareholders
To Be Held On April 30, 2008

To Our Shareholders:

Notice is hereby given that the annual meeting of shareholders of SJW Corp. will be held on Wednesday, April 30, 2008 at 10:00 AM Pacific Time at the principal offices of SJW Corp., 374 West Santa Clara Street, San Jose, California, for the following purposes, as more fully described in the proxy statement accompanying this Notice:

1. To elect eight directors to serve on the Board of Directors of SJW Corp.;

2. To approve the Executive Officer Short-Term Incentive Plan which was adopted by the Board of Directors of SJW Corp. on February 28, 2008;

3. To approve the Amended and Restated Long-Term Incentive Plan which was adopted by the Board of Directors of SJW Corp. on January 30, 2008;

4. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of SJW Corp. for fiscal year 2008; and

5. To act upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The Board of Directors has set the close of business on Wednesday, March 5, 2008 as the record date for determining the shareholders entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof.

Your vote is important. Whether or not you plan to attend the meeting, please vote as soon as possible. You may vote by telephone, via the Internet or by mailing a completed proxy card. For detailed information regarding voting instructions, please refer to the section entitled "Voting Procedure" on page 2 of the proxy statement. You may revoke a previously delivered proxy at any time prior to the meeting. If you attend the meeting and wish to change your proxy vote, you may do so automatically by voting in person.

BY ORDER OF THE BOARD OF DIRECTORS

W. Richard Roth
President and Chief Executive Officer

San Jose, California
March 10, 2008

TABLE OF CONTENTS

SJW CORP.
374 West Santa Clara Street
San Jose, California 95113

Proxy Statement for the 2008 Annual Meeting of Shareholders
To Be Held on April 30, 2008

The enclosed proxy is solicited on behalf of the Board of Directors of SJW Corp., a California corporation ("SJW Corp." or the "Corporation"), for use at SJW Corp.'s annual meeting of shareholders to be held on April 30, 2008 at 10:00 AM Pacific Time and at any adjournment or postponement thereof. The annual meeting will be held at the principal offices of the Corporation, 374 West Santa Clara Street, San Jose, California.

These proxy solicitation materials are being mailed on or about March 24, 2008 to all shareholders entitled to notice of and to vote at the annual meeting of shareholders. SJW Corp.'s 2007 Annual Report, which includes its Form 10-K for the year ended December 31, 2007, accompanies these proxy solicitation materials.

PURPOSE OF MEETING

The Board of Directors has called the annual meeting of shareholders for the following purposes:

1. To elect eight directors to serve on the Board of Directors of SJW Corp.;
2. To approve the Executive Officer Short-Term Incentive Plan which was adopted by the Board of Directors of SJW Corp. on February 28, 2008;
3. To approve the Amended and Restated Long-Term Incentive Plan which was adopted by the Board of Directors of SJW Corp. on January 30, 2008;
4. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of SJW Corp. for fiscal year 2008; and
5. To act upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The Board of Directors asks for your proxy for each of the foregoing proposals.

VOTING RIGHTS AND SOLICITATION

Voting

Only shareholders of record on March 5, 2008, the record date, will be entitled to notice of and to vote at the annual meeting. As of the close of business on March 5, 2008 there were 18,381,980 shares of common stock issued and outstanding.

Each share of common stock is entitled to one vote on each matter presented at the meeting, except in connection with the election of directors when shareholders are entitled to cumulate votes. When shareholders are entitled to cumulate votes, every shareholder, or his or her proxy, may cumulate his or her votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder. Alternately, a shareholder may distribute his or her votes on the same principle among as many candidates as he or she thinks fit. For example, assume you have 100 shares. There are eight directors to be elected at the annual meeting so you have a total of 8 x 100 = 800 votes. You could give all 800 votes to one nominee, or 400 votes to each of two nominees, or 100 votes to each of eight nominees. No shareholder or proxy, however, shall be entitled to cumulate votes unless: (1) the candidate(s) has been placed in nomination prior to the voting; and (2) the shareholder has given written notice at the meeting prior to any voting that the shareholder intends to cumulate the shareholder's votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. The Board of Directors seeks, by your proxy, the authority to cumulate votes among the directors listed in Proposal 1 in the manner determined by the proxy holder in his or her discretion in the event that any shareholder invokes cumulative voting. The eight nominees receiving the highest number of votes will be elected directors.

Quorum and Votes Required

A majority of the Corporation's outstanding shares of common stock must be present in person or represented by proxy at the annual meeting in order to constitute a quorum. Abstentions and broker non-votes (shares held of record by brokers for which the required voting instructions are not provided by the beneficial owners of those shares) are included in the number of shares present for purposes of determining whether a quorum is present for the transaction of business.

In the election of directors, the eight director nominees receiving the highest number of affirmative votes will be elected (Proposal 1).

The approval of the Executive Officer Short-Term Incentive Plan (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 4) require the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and voting at the annual meeting, provided that such affirmative vote must also equal at least a majority of the shares required to constitute a quorum. For purposes of Proposals 2 and 4, abstentions and broker non-votes can have the effect of preventing approval of the proposal where the number of affirmative votes, although a majority of the votes cast, does not constitute a majority of the required quorum.

Approval of the Amended and Restated Long-Term Incentive Plan (Proposal 3) requires that the holders of more than 50 percent of the Corporation's outstanding common stock cast a vote with respect to that proposal (whether voting for or against the implementation of the amended and restated plan or abstaining) and that a majority of the votes so cast be in favor of such proposal. For purpose of Proposal 3, broker non-votes can have the effect of preventing approval because they are not counted as votes cast for purpose of determining whether the 50 percent threshold has been exceeded.

Voting Procedure

Shareholders of record may vote via the Internet, by telephone, by mailing a completed proxy card prior to the annual meeting, by delivering a completed proxy card at the annual meeting, or by voting in person at the annual meeting. Instructions for voting via the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting facilities will close at 11:59 PM Eastern Time on April 29, 2008. If the enclosed form of proxy is properly signed, dated and returned, the shares represented thereby will be voted at the annual meeting in accordance with the instructions specified thereon. If voting instructions are not specified on the proxy, the shares represented by that proxy (if that proxy is not revoked) will be voted at the annual meeting FOR the election of the director nominees listed in Proposal 1, FOR the approval of the Executive Officer Short-Term Incentive Plan as described in Proposal 2, FOR the approval of the Amended and Restated Long-Term Incentive Plan as described in Proposal 3, and FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm as described in Proposal 4 and as the proxy holder may determine in his or her discretion with respect to any other matter that properly comes before the annual meeting or any adjournment or postponement thereof.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY CARD WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON.

You may revoke your proxy at any time before it is actually voted at the meeting by:

- Delivering written notice of revocation to the Corporate Secretary at SJW Corp., 374 West Santa Clara Street, San Jose, California 95113;

- Submitting a later dated proxy; or

- Attending the meeting and voting in person.

Your attendance at the meeting will not, by itself, constitute a revocation of your proxy.

You may also be represented by another person present at the meeting by executing a form of proxy designating that person to act on your behalf. Shares may only be voted by or on behalf of the record holder of shares as indicated in the stock transfer records of the Corporation. If you are a beneficial owner of shares, but those shares are held of record by another person such as a stock brokerage firm or bank, then you must provide voting instructions to the appropriate record holder so that such person can vote those shares. In the absence of such voting instructions from you, the record holder may not be entitled to vote those shares.

Proxy Solicitation Costs

The Corporation will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of this proxy statement, the proxy, and any additional solicitation materials that the Corporation may provide to shareholders. Copies of solicitation materials will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. The Corporation will reimburse the brokerage firms, fiduciaries and custodians holding shares in their names for reasonable expenses incurred by them in sending solicitation materials to its beneficial shareholders. The solicitation of proxies will be made by regular or commercial mail and may also be made by telephone, telegraph, facsimile or personally by directors, officers and employees of the Corporation who will receive no extra compensation for such services.

PROPOSAL 1

ELECTION OF DIRECTORS

General

Eight directors, which will constitute the entire Board of Directors following the annual meeting, are to be elected at the annual meeting, to hold office until the next annual meeting and until a successor for such director is elected and qualified, or until the death, resignation or removal of such director.

Unless individual shareholders specify otherwise, each returned proxy will be voted FOR the election of the eight nominees who are listed below, each of whom has been nominated by the existing Board of Directors upon the recommendation of the Nominating & Governance Committee. Secretary Norman Y. Mineta was recommended as a nominee by Charles J. Toeniskoetter, a non-management director. All other nominees are current directors of SJW Corp., San Jose Water Company, a wholly owned subsidiary, and SJW Land Company, a wholly owned subsidiary. SJW Corp. intends to appoint all persons elected as directors of SJW Corp. at the annual meeting to be the directors of San Jose Water Company and SJW Land Company for a concurrent term. It is anticipated that three of the individuals elected as directors of SJW Corp. at the annual meeting will also be appointed as directors of SJWTX, Inc., a majority-owned subsidiary, for a concurrent term.

In the unanticipated event that a nominee is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for any nominee named by the present Board of Directors to fill the vacancy. As of the date of this proxy statement, SJW Corp. is not aware of any nominee who is unable or will decline to serve as a director.

The following sets forth certain information concerning the nominees for directors of SJW Corp.:

Name	Age	Director Since	Position with the Corporation	Committee Membership
Mark L. Cali	42	1992	Director	Executive Compensation Committee (Chair) Nominating & Governance Committee
J. Philip DiNapoli.	68	1989	Director	Audit Committee Real Estate Committee (Chair)
Douglas R. King	65	2003	Director	Audit Committee (Chair) Executive Compensation Committee
Norman Y. Mineta	76	N/A	N/A	N/A
W. Richard Roth	55	1994	President, Chief Executive Officer and Director	Real Estate Committee
Charles J. Toeniskoetter	63	1991	Director	Nominating & Governance Committee Real Estate Committee
Frederick R. Ulrich, Jr.	64	2001	Director	Audit Committee Executive Compensation Committee
Robert A. Van Valer.	58	2006	Director	Nominating & Governance Committee (Chair)

Business Experience of Nominees

Mark L. Cali, Attorney at Law, a Court Attorney for the Superior Court of California, County of San Luis Obispo since 2006. Prior to becoming a Court Attorney, Mr. Cali was a principal with the firm Clark, Cali and Negranti LLP from 1996 until 2006. Mr. Cali holds a California Real Estate Broker's license and is Vice-President of Arioto-Cali Properties.

J. Philip DiNapoli, Attorney at Law and President of JP DiNapoli Companies Inc. (real estate development and investment company). Mr. DiNapoli currently serves as a director of Focus Business Bank. He is former Chairman of Comerica California Inc. and served as a director of Comerica, Inc. (bank holding company) until 2006. Mr. DiNapoli also served as Chairman of Citation Insurance Company (workers' compensation specialty carrier) until 1996.

Douglas R. King, Retired as an audit partner of Ernst & Young, LLP in 2002. During his career, Mr. King was the audit partner on large, complex public registrants and managed Ernst & Young's San Francisco office as well as regional managing responsibilities. He also serves as a director of Fuel Systems Solutions, Inc. and Rackable Systems, Inc. Mr. King is a Certified Public Accountant with a Masters Degree in Business Administration from the University of Arkansas.

Norman Y. Mineta, Vice Chairman of Hill & Knowlton, a worldwide public relations and public affairs consultancy, since July 2006. Secretary Mineta also serves as a director of AECOM Technology Corporation and Horizon Lines, Inc. He served as the Secretary of Transportation from January 2001 until July 2006. In 2000, Secretary Mineta was appointed as the United States Secretary of Commerce, and he served until 2001. For almost 30 years, he represented San Jose, California, first on the City Council, then as Mayor, and then as Member of Congress from 1975 to 1995.

W. Richard Roth, President and Chief Executive Officer of the Corporation, San Jose Water Company, SJW Land Company, and SJWTX, Inc. Mr. Roth was appointed Chief Executive Officer of SJW Corp. in 1999 and President in 1996. Prior to becoming President, he was Chief Financial Officer and Treasurer of the Corporation from 1990 to 1996 and Vice President from April 1992 until October 1996.

Charles J. Toeniskoetter, Chairman of Toeniskoetter & Breeding, Inc. Development (a real estate development, investment, and property management company) since 1983. Chairman of TBI Construction and Construction Management, Inc. from 2004 until May 1, 2007. He also serves as a director of Redwood Trust, Inc. (real estate investment trust) and Heritage Commerce Corp. (bank holding company).

Frederick R. Ulrich, Jr., Retired. Mr. Ulrich graduated from West Point and the Harvard Business School. From 1972 through 1982, he was a member of the corporate finance departments of Morgan Stanley & Co. and Warburg Paribas Becker. From 1982 through 2001, Mr. Ulrich was a consultant to corporations regarding mergers and acquisitions and an equity investor in leveraged buyouts.

Robert A. Van Valer, President of Roscoe Moss Manufacturing Company (manufacturer of water well casing and screen and water transmission pipe) since 1990. Mr. Van Valer is responsible for all manufacturing, sales and marketing, financial, and administrative functions.

Business Experience of Other Current Director

George E. Moss, Vice Chairman of the Board of Roscoe Moss Manufacturing Company (manufacturer of water well casing and screen and water transmission pipe) since 1984. Mr. Moss was formerly President of the Roscoe Moss Company (holding company) until 1984. Mr. Moss has decided not to stand for re-election at the annual meeting.

No nominee or current director has any family relationship with any other current director, nominee or with any executive officer. Other than Mr. Roth, whose employment relationships with SJW Corp., San Jose Water Company, SJW Land Company, and SJWTX, Inc. are described above, no nominee is or has been employed by SJW Corp. or its subsidiaries during the past five years.

Independent Directors

The Board of Directors has affirmatively determined that each of its current directors, other than W. Richard Roth, SJW Corp.'s Chief Executive Officer and President, is independent within the meaning of the New York Stock Exchange director independence standards, as currently in effect. The Board of Directors also determined that Norman Y. Mineta will be independent if elected, and that Drew Gibson, who served as a director until April 26, 2007, was independent.

In connection with its determination of independence for Charles J. Toeniskoetter, the Board of Directors reviewed Mr. Toeniskoetter's relationship with the Corporation through 444 West Santa Clara Street, L.P. In 1999, SJW Land Company and TBI-444 West Santa Clara Street, L.P. ("TBI-444") formed 444 West Santa Clara Street, L.P., a California limited partnership (the "Partnership"). TBI-444 is the general partner with a 30 percent interest in the Partnership and SJW Land Company is a limited partner with a 70 percent interest in the Partnership. Mr. Toeniskoetter is a limited partner in TBI-444 with a 32.3 percent interest and Toeniskoetter & Breeding, Inc. Development ("TBI Development") is the general partner with a 5 percent interest in TBI-444. Mr. Toeniskoetter is the Chairman and has a 51 percent interest in TBI Development. The Board of Directors has concluded that the relationship is not a material relationship and therefore does not preclude Mr. Toeniskoetter from being independent based on the following considerations. SJW Land Company's role in the Partnership is as a limited partner. SJW Land Company received its limited partnership interest in exchange for an in-kind contribution of raw land to the Partnership in connection with its formation in 1999. The Corporation's objective in forming the Partnership was to convert raw land into income producing commercial property through the skills of the principals of the general partner, including Mr. Toeniskoetter. The Corporation does not have operational control over the Partnership, is not subject to any recourse for the indebtedness of the Partnership, and is not liable for any other obligations of the Partnership. In addition, the cash distribution payments made by the Partnership to the general partner, TBI-444, an entity controlled by Mr. Toeniskoetter, are made solely out of the net income of the Partnership. These amounted to approximately $60,000 in 2005, $61,200 in 2006, and $71,760 in 2007, and future annual payments are expected to remain consistent with the payments in 2007. In addition, TBI Development manages the office building owned by the Partnership pursuant to a property management agreement between the Partnership and TBI Development. Under this property management agreement, in 2007 the tenant in the office building paid $35,945 of management fees to TBI Development. Per Mr. Toeniskoetter, these amounts are not significant to his annual personal income or his development and property management business. Consequently, the Board of Directors believes that Mr. Toeniskoetter is not subject to undue influence with respect to the Partnership, or in his capacity as a director, by the Board of Directors, or management of the Corporation.

In connection with the determination of independence for Robert A. Van Valer and George E. Moss (a current Board member who is not standing for re-election), the Board of Directors considered the Corporation's relationship with Roscoe Moss Manufacturing Company, an intermittent supplier of the Corporation and its subsidiaries and of which Mr. George E. Moss is Vice Chairman of the Board and a significant shareholder and Mr. Van Valer is the President and a shareholder. There were no sales by Roscoe Moss Manufacturing Company to SJW Corp. in 2004 and 2005. Roscoe Moss Manufacturing Company sold water well casing and Rossum Sand Testers to San Jose Water Company, the Corporation's wholly owned subsidiary, for an aggregate price of approximately $5,333 in 2006 and approximately $4,139 in 2007. In addition, Roscoe Moss Manufacturing Company sold well casing and screen for six water wells with an aggregate price of approximately $397,873 in 2006, approximately $265,865 in 2007, and approximately $221,948 from January 1 to January 28, 2008, to contractors for use in San Jose Water Company well replacement construction projects. The Board of Directors concluded that the Corporation's relationship with Roscoe Moss Manufacturing Company is not a material relationship and therefore would not impair the independence of Mr. Van Valer and Mr. Moss in light of the fact that the aggregate sales of Roscoe Moss Manufacturing Company to the Corporation and contractors for use in San Jose Water Company construction projects were less than one percent of Roscoe Moss Manufacturing Company's gross revenues in 2006 and 2007, and the Board of Directors expects that direct and indirect purchases of products from Roscoe Moss Manufacturing Company will remain less than one percent of its revenue in future years.

The Board of Directors has determined that the members of the Audit Committee also meet the additional independence criteria promulgated by the New York Stock Exchange for audit committee membership.

Board Committees

The Board of Directors has a standing Audit Committee, an Executive Compensation Committee, a Nominating & Governance Committee, and a Real Estate Committee. The Board of Director dissolved its Executive Committee on January 30, 2008.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee assists the Board of Directors in its oversight of the integrity of the financial reports and other financial information provided by the Corporation to any governmental body or the public, the Corporation's compliance with legal and regulatory requirements, the Corporation's systems of internal controls, the qualifications and independence of the independent accountants, and the quality of the Corporation's accounting and financial reporting processes generally. Messrs. King, Ulrich and DiNapoli are the Audit Committee members. The Board of Directors has determined that Mr. King is an "audit committee financial expert" as defined in Securities and Exchange Commission rules. Mr. King is "independent," as independence for audit committee members is defined in the listing standards of the New York Stock Exchange. The Audit Committee held nine meetings during fiscal year 2007. The Audit Committee charter may be found at the Corporation's website at www.sjwater.com or may be obtained by mailing a request for a copy to the Corporation's Corporate Secretary at the Corporation's principal offices at 374 West Santa Clara Street, San Jose, California 95113.

Executive Committee

The Board of Directors dissolved its Executive Committee on January 30, 2008. The Executive Committee assisted the Board of Directors in its oversight of the Corporation by exercising the authority of the Board of Directors to the extent permitted by law and by the Corporation's By-Laws under those circumstances where (1) action is required at a time when it would not be practical to convene a meeting of the full Board or (2) the matter to be acted upon is sufficiently routine as to not warrant a meeting of the full Board. Messrs. Toeniskoetter, Roth and Moss were the members of the Executive Committee. The Executive Committee had two meetings during fiscal year 2007.

Executive Compensation Committee

The Executive Compensation Committee assists the Board of Directors in its responsibilities with respect to the compensation of the Corporation's executive officers and other key employees, and administers all employee benefit plans, including the Corporation's Long-Term Incentive Plan and any other equity incentive plans that may be adopted by the Corporation. The Executive Compensation Committee is also authorized to approve the compensation payable to the Corporation's executive officers and other key employees, approve all perquisites, equity incentive awards and special cash payments made or paid to executive officers and other key employees, and approve severance packages with cash and/or equity components for the executive officers and other key employees. The Executive Compensation Committee will also administer the Executive Officer Short-Term Incentive Plan, if that plan is approved by the shareholders at the annual meeting. Additionally, the Executive Compensation Committee reviews and recommends to the Board of Directors appropriate director compensation programs.

The Executive Compensation Committee has engaged Frederic W. Cook & Co., Inc., a national executive compensation consulting firm, to serve as the committee's independent compensation consultant. The role of such consultant, the nature and scope of its assignment and the material elements of the instructions or directions given to such consultant with respect to the performance of its duties is more fully set forth below in the section entitled "Compensation Discussion and Analysis."

Messrs. Cali, King and Ulrich are the Executive Compensation Committee members. The Executive Compensation Committee held five meetings during fiscal year 2007. The Executive Compensation Committee has a charter, a copy of which may be found at the Corporation's website at www.sjwater.com. Such charter may also be obtained by mailing a request for a copy to the Corporate Secretary of the Corporation at the above address.

Nominating & Governance Committee

The Nominating & Governance Committee is charged by the Board of Directors with reviewing and proposing changes to the Corporation's corporate governance policies, developing criteria for evaluating performance of the Board of Directors, determining the requirements and qualifications for members of the Board of Directors and proposing to the Board of Directors nominees for the position of director of the Corporation. Messrs. Cali, Toeniskoetter and Van Valer are the Nominating & Governance Committee members. The Board of Directors has determined that all of the members of the Nominating & Governance Committee are independent as defined under the independence standards for nominating committee members in the listing standards for the New York Stock Exchange. The Nominating & Governance Committee held four meetings during fiscal year 2007. The Nominating & Governance Committee has a charter and Corporate Governance Policies, which may be found at the Corporation's website at www.sjwater.com, or may be obtained by mailing a request for a copy to the Corporate Secretary of the Corporation at the above address.

On October 28, 2004, the Board of Directors approved the "Policies and Procedures of the Nominating & Governance Committee for Nomination for Directors" (the "Policies and Procedures"). Such Policies and Procedures were amended effective October 26, 2006. The Policies and Procedures specify director selection criteria for the Nominating & Governance Committee to consider, and procedures for identifying and evaluating director candidates for the Nominating & Governance Committee to follow, when executing its duty to recommend director nominees at the annual meeting of shareholders. The Policies and Procedures also specify steps a shareholder must take in order to properly recommend director candidates which the Nominating & Governance Committee will consider. All candidates for director must generally meet the criteria set forth in the Policies and Procedures, a copy of which can be found at the Corporation's website at www.sjwater.com, and can also be obtained by mailing a request for a copy to the Corporate Secretary of the Corporation at the above address.

The criteria address the specific qualifications that the Nominating & Governance Committee believes must be met by each nominee prior to recommendation by the committee for a position on the Corporation's Board of Directors. In particular, the criteria address the specific qualities or skills that the Nominating & Governance Committee believes are necessary for one or more of the Corporation's directors to possess in order to fill the Board, committee chairman and other positions and to provide the best combination of experience and knowledge on the Board and its committees. These criteria include: highest professional and personal ethical standards; absence of any interests that would materially impair his or her ability to exercise judgment or otherwise discharge the fiduciary duties; ability to contribute insight and direction to achieve the Corporation's goals; skills and expertise relative to the entire make-up of the Board; experience in effective oversight and decision-making, including experience on other boards; ability and willingness to serve a full term with consistent attendance; first-hand business experience and achievement in the industry; and independence as determined under the New York Stock Exchange and SEC rules and regulations. The Nominating & Governance Committee and the Board of Directors evaluate and update the criteria at their discretion, and compliance with some or all of the criteria alone does not confer the right to further consideration of a candidate.

The steps a shareholder must take in order to properly recommend director candidates which the Committee will consider include submission via mail to the attention of the Nominating & Governance Committee at the address of the Corporate Secretary, SJW Corp., 374 West Santa Clara Street, San Jose, California 95113, of a completed "Shareholder Recommendation of Candidate for Director" form which can be found at the Corporation's website at www.sjwater.com or may be obtained by mailing a request for a copy of the form to the Corporate Secretary of the Corporation at the above address. Forms must be submitted not earlier than 210 days prior and not later than 120 days prior to the one-year anniversary of the date the proxy statement for the preceding annual meeting was mailed to shareholders. In addition to or in lieu of making a director candidate recommendation via the completed recommendation form, shareholders may nominate directly a person for election as a director at the annual meeting. See the section titled "Shareholder Proposals" on page 76 of this proxy statement for further information regarding shareholder nominations.

Real Estate Committee

The Real Estate Committee is charged with review of significant potential acquisitions or dispositions involving the real property interests of the Corporation and its subsidiaries and makes recommendations thereon to the Chief Executive Officer and the full Board. Messrs. Toeniskoetter, Roth and DiNapoli are the members of the Real Estate Committee. The Real Estate Committee held five meetings during fiscal year 2007.

Communications with the Board

Communications to the Board of Directors may be submitted by email to boardofdirectors@sjwater.com or by writing to SJW Corp., Attention: Corporate Secretary, 374 West Santa Clara Street, San Jose, California 95113. The Board of Directors relies upon the Corporate Secretary to forward written questions or comments to named directors or committees, as appropriate. General comments or inquiries from shareholders are forwarded to the appropriate individual within the Corporation, including the President or Chairman, as appropriate.

Interested parties may make their concerns known to non-management directors on a confidential and anonymous basis by calling the Corporation's toll free hotline, 1-888-883-1499.

Code of Ethical Business Conduct

The Corporation has adopted a Code of Ethical Business Conduct (the "Code") that applies to the directors, officers and employees of the Corporation. A copy of the Code can be found at the Corporation's website at www.sjwater.com or may be obtained by mailing a request for a copy to the Corporate Secretary of the Corporation at the above address.

Board Meetings

During 2007, there were four regular meetings and one special meeting of the Board of Directors of SJW Corp. Each director attended or participated in 75 percent or more of the aggregate of (i) the total number of regular and special meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board on which such director served during the 2007 fiscal year. Mr. Toeniskoetter was chosen to preside at all executive sessions of the non-management directors.

Although the Corporation does not have a formal policy regarding attendance by members of the Board of Directors at the annual meetings of shareholders, directors are encouraged to attend such meetings. All of the directors of SJW Corp. attended the 2007 annual meeting of shareholders.

Compensation of Directors

The following table sets forth certain information regarding the compensation of each non-employee member of the Board of Directors for the 2007 fiscal year.

Name (a)	Fees Earned or Paid in Cash ($) (1) (b)	Stock Awards ($) (2)(3) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Mark L. Cali.....	$ 56,917	-	-	-	-	-	$ 56,917
J. Philip DiNapoli.	$ 8,500	$ 49,000	-	-	-	-	$ 57,500
Drew Gibson	$ 13,000	$ 26,500	-	-	-	-	$ 39,500
Douglas R. King .	$ 9,500	$ 65,000	-	-	$ 27,000 (5)	-	$ 101,500
George E. Moss..	-	-	-	-	-	-	-
Charles J. Toeniskoetter..	$ 89,833	-	-	-	-	-	$ 89,833
Frederick R. Ulrich, Jr......	$ 54,500	-	-	-	$ 27,000 (5)	-	$ 81,500
Robert A. Van Valer.........	$ 5,500	$ 80,000 (4)	-	-	-	-	$ 85,500

(1) Consists of the annual retainer and meeting fees for service as members of the Board of Directors of the Corporation, San Jose Water Company, SJW Land Company, and SJWTX, Inc. For further information concerning such fees, see the sections below entitled "Director Annual Retainer" and "Director Meeting Fees."

Name		2007 Retainer		2007 Meeting Fees		Total Annual Service Fees
Mark L. Cali	$	28,667	$	28,250	$	56,917
J. Philip DiNapoli		-	$	8,500	$	8,500
Drew Gibson		-	$	13,000	$	13,000
Douglas R. King		-	$	9,500	$	9,500
George E. Moss		-		-		-
Charles J. Toeniskoetter	$	30,333	$	59,500	$	89,833
Frederick R. Ulrich, Jr.	$	27,000	$	27,500	$	54,500
Robert A. Van Valer		-	$	5,500	$	5,500

(2) To the extent a director has elected to defer his 2007 annual service fees under the Deferral Election Program in effect under the Corporation's Long-Term Incentive Plan, those fees are not reported under column (b). Instead, the SFAS 123(R) compensation costs recognized for financial statement reporting purposes for the 2007 fiscal year with respect to the deferred stock into which those fees have been converted are reported in column (c). The compensation costs are based on the grant date fair value of the deferred stock and do not take into account any estimated forfeitures related to service-vesting conditions. Such grant date fair value has been calculated on the basis of the fair market value of the Corporation's common stock on the date the fees were converted into deferred stock Messrs. DiNapoli, King, Gibson, and Van Valer each elected to defer $49,000, $65,000, $26,500 and $48,000, respectively, of their annual service fees and in return Messrs. DiNapoli, Gibson, King, and Van Valer received deferred stock awards covering 1,265, 2,735, 1,677, and 1,239 shares respectively, for a total of 6,916 shares of SJW Corp.'s common stock. The deferred shares were fully vested as of December 31, 2007. Mr. Moss chose to waive all of his 2007 annual service fees. Mr. Drew Gibson retired from the Board on April 26, 2007 and annual service fees earned through April 26, 2007 are presented here. For further information concerning the Deferral Election Program, see the section below entitled "Long-Term Incentive Plan - Deferral Election Program for Non-Employee Board Members." The following table indicates the particular service fees for the 2007 fiscal year converted into deferred stock:

Name		2007 Retainer		2007 Meeting Fees		Total Annual Service Fees
J. Philip DiNapoli	$	27,000	$	22,000	$	49,000
Drew Gibson	$	8,000	$	18,500	$	26,500
Douglas R. King	$	27,000	$	38,000	$	65,000
Robert A. Van Valer	$	32,000	$	16,000	$	48,000

(3) As of December 31, 2007, the following non-employee directors held deferred stock awards covering the following number of shares of SJW Corp's common stock: Mr. Cali, 20,582 shares; Mr. DiNapoli, 27,251 shares; Mr. Gibson, 15,338 shares; Mr. King, 7,081 shares; Mr. Moss, 25,986 shares; Mr. Toeniskoetter, 20,582 shares; Mr. Ulrich, 0 shares; and Mr. Van Valer, 2,065 shares. Mr. Drew Gibson retired from the Board on April 26, 2007 and forfeited 2,052 shares of deferred stock at that time. The deferred shares are attributable to each director's participation in the Deferral Election Program and/or the Deferred Restricted Stock Program in effect under the Corporation's Long-Term Incentive Plan. For further information concerning the Deferral Election Program and the Deferred Restricted Stock Program, see the section below entitled "Long-Term Incentive Plan." The deferred shares also contain dividend equivalent rights pursuant to which the phantom dividends accumulated on those shares are converted annually into additional deferred shares. For further information concerning such dividend equivalent rights, see the section below entitled "Dividend Equivalent Rights." Such dividend equivalent rights were factored into the grant date value of the deferred shares determined for financial accounting purposes under SFAS 123(R). Pursuant to those dividend equivalent rights, the following additional deferred shares were credited to the directors on January 2, 2008: Mr. Cali was credited with 363 shares; Mr. DiNapoli was credited with 479 shares; Mr. Gibson was credited with 357 shares; Mr. King was credited with 124 shares; Mr. Moss was credited with 457 shares; Mr. Toeniskoetter was credited with 363 shares; and Mr. Van Valer was credited with 37 shares. At the time of such credit, the fair market value per share of the Corporation's common stock was $33.75.

(4) Includes a deferred stock award made to Mr. Van Valer on January 2, 2007, covering 826 shares with an aggregate fair market value of $32,000 on that date. The deferred shares were fully vested on the grant date.

(5) Attributable to their participation in the Director Pension Plan. For further information concerning this plan, see the section below entitled "Director Pension Plan."

Director Annual Retainer

The following table sets forth the 2007 and 2008 annual retainer fees for the non-employee Board members of SJW Corp., San Jose Water Company, SJW Land Company and SJWTX, Inc.:

	2007	2008
SJW Corp.		
Chairman	$ 6,000	$ 30,000
Other Board Members	$ 6,000	$ 15,000
San Jose Water Company		
Chairman	$ 16,000	$ 60,000
Other Board Members	$ 16,000	$ 40,000
SJW Land Company		
Chairman	$ 5,000	$ 20,000
Other Board Members	$ 5,000	$ 5,000
SJWTX, Inc.		
Chairman	$ 5,000	$ 5,000
Other Board Members	$ 5,000	$ 5,000

Director Meeting Fees

The following table sets forth the 2007 and 2008 Board and Committee per meeting fees for the non-employee Board members of SJW Corp., San Jose Water Company, SJW Land Company and SJWTX, Inc.:

	2007	2008
SJW Corp.		
Chairman	$ 5,000	$ 1,000
Other Board Members	$ 1,000	$ 1,000
SJW Corp. Committees		
Audit Committee Chairman for attending audit committee meetings	$ 3,000	$ 3,000
Other Committee Chairman for attending their respective committee meetings	$ 2,000	$ 2,000
Other Board Members	$ 1,000	$ 1,000
San Jose Water Company		
Chairman	$ 5,000	$ 1,000
Other Board Members	$ 1,000	$ 1,000
SJW Land Company		
Chairman	$ 2,500	$ 500
Other Board Members	$ 500	$ 500
SJWTX, Inc.		
Chairman	$ 2,500	$ 2,500
Other Board Members	$ 500	$ 500

The meeting fees are the same for attending Board and Committee meetings held telephonically.

In the event a non-employee director attends an in-person Board or Committee meeting by telephone, he or she will be entitled to receive the applicable per meeting fee for the first meeting attended by telephone in a calendar year and half of such meeting fee for each subsequent meeting attended by telephone in the same calendar year.

Non-employee directors may also receive fees determined on a case-by-case basis by SJW Corp.'s Executive Compensation Committee and ratified by the Board of Directors for attending additional meetings other than Board or Committee meetings, such as Board retreats, strategic planning meetings, or other programs organized by SJW Corp., San Jose Water Company, SJW Land Company, or SJWTX, Inc.

Mr. Moss elected not to receive any retainer or meeting fees for his service as a non-employee director in the 2007 and 2008 fiscal years.

Long-Term Incentive Plan

For the 2007 fiscal year, the non-employee directors were eligible to participate in two special programs implemented for them under SJW Corp.'s Long-Term Incentive Plan, as amended ("Incentive Plan" or "LTIP"). The principal features of each program may be summarized as follows:

- Deferral Election Program for Non-Employee Board Members

Pursuant to the Corporation's Deferral Election Program for non-employee Board members (the "Deferral Election Program"), each non-employee member of the Corporation's Board of Directors has the opportunity to defer: (i) either 50 percent or 100 percent of his or her annual retainer fees for serving on the Corporation's Board and the Board of one or more subsidiaries; and (ii) 100 percent of his or her fees for attending pre-scheduled meetings of such Boards or any committees of such Boards on which he or she serves. The deferral election is irrevocable and must be made prior to the start of the year for which the fees are to be earned.

For the 2007 fiscal year, each non-employee member of the Corporation's Board had the opportunity to defer such fees in the form of a deferred stock award. Such deferred fees were converted into deferred shares on the first business day in January 2007 by dividing the deferred fees by the fair market value per share of the Corporation's common stock on the immediately preceding business day. The deferred shares vested in 12 equal monthly installments over the director's period of continued Board service during the 2007 fiscal year. To the extent vested, the deferred shares will be paid in actual shares of the Corporation's common stock under the LTIP on a distribution commencement date tied to the director's cessation of Board service or other pre-specified date. The shares may be issued either in a single lump or in annual installments, as elected by the director in his deferral election related to that award.

The Deferral Election Program was amended effective January 1, 2008. Pursuant to such amended program, the fees which a non-employee Board member of the Corporation elects to defer under the Program will no longer be converted into deferred shares of the Corporation's common stock but will instead be credited as a dollar amount to an annual deferral election account under the Deferral Election Program. That account will subsequently be credited with a fixed rate of interest, compounded semi-annually and set at the start of each calendar year, beginning with the 2008 calendar year, at the lower of (i) the then current 30-year long-term borrowing cost of funds to San Jose Water Company (or the equivalent thereof), as measured as of the start of such calendar year, or (ii) 120 percent of the long-term Applicable Federal Rate determined as of the start of such calendar year and based on semi-annual compounding. The non-employee Board members will vest in the portion of their annual account attributable to each Board or Board committee on which he or she serves during a calendar year in a series of 12 equal monthly installments upon his or her completion of each calendar month of service on that Board or Board committee during such calendar year. Distribution of the vested balance credited to such director's annual deferral election account will be made or commence on the 30th day following his or her cessation of Board service. The cash distribution will be made either in a lump sum or through a series of annual installments in accordance with the payment election such Board member made.

Messrs. DiNapoli, Gibson, King and Van Valer each elected to defer 100 percent of their 2007 annual retainer fees and 100 percent of their pre-scheduled meeting fees in return for deferred stock awards covering 1,265, 2,735, 1,677, and 1,239 shares respectively for a total of 6,916 shares of SJW Corp.'s common stock. Mr. Drew Gibson retired from the Board on April 26, 2007 and forfeited 2,052 unvested deferred shares at that time.

- Deferred Restricted Stock Program

The Corporation's Deferred Restricted Stock Program (the "Deferred Stock Program") was amended effective January 1, 2008. As a result of that amendment, no new awards of deferred stock will be made under the Deferred Stock Program with respect to Board service after December 31, 2007. However, prior to such amendment, each non-employee director who commenced Board service on or after April 29, 2003 was granted: (i) a deferred stock award on the first business day of January next following his or her completion of at least six months of service as a Board member; and (ii) annual grants of deferred stock on the first business day of January in each of the next nine succeeding calendar years, provided he or she remained a non-employee member of the Board through such date. The number of shares of the Corporation's common stock underlying each annual deferred stock award was determined by dividing (i) the aggregate dollar amount of the annual retainer fees, at the levels in effect as of the date of grant, for service on the Board and for service on the Boards of Directors of the Corporation's subsidiaries for the calendar year in which the grant is made by (ii) the fair market value per share of the Corporation's common stock on the grant date. The shares subject to each deferred stock award are fully vested and will be issued from the LTIP on a distribution commencement date tied to the director's cessation of Board service or other pre-specified date. The shares may be issued either in a single lump sum or in up to 10 annual installments, as elected by the director at the time of his or her initial entry into the Deferred Stock Program or pursuant to the special payment election made available in 2007. A deferred stock award was made to Mr. Van Valer on January 2, 2007, covering 826 shares with an aggregate fair market value of $32,016 on that date.

Each non-employee director who commenced Board service prior to April 29, 2003 and participated in the Director Pension Plan was given the opportunity during the 2003 calendar year to elect to convert his or her accumulated benefit under that plan into a deferred stock award under the Deferred Stock Program. The accumulated benefit of each director who made such an election was converted, on September 2, 2003, into a deferred stock award of comparable value based on the fair market value per share of the Corporation's common stock on such date. The award vested in 36 monthly installments over the director's period of continued Board service measured from the conversion date.

In accordance with the foregoing, Messrs. Cali, DiNapoli, Gibson, Moss, and Toeniskoetter elected to have their accumulated Director Pension Plan benefits converted into deferred stock pursuant to the Deferred Stock Program. As a result, Messrs. Cali, DiNapoli, Gibson, Moss, and Toeniskoetter each had $270,000 in Pension Plan benefits converted into a deferred stock award covering 19,014 shares of the Corporation's common stock, based on a fair market value per share of $14.20 on the September 2, 2003 conversion date.

Director Pension Plan

Messrs. Ulrich and King continue to participate in the Director Pension Plan. Under such plan, Messrs. Ulrich and King will each receive a series of annual cash payments following their cessation of service as a director. Effective as of January 1, 2008, the annual payment will be equal to the dollar amount determined by multiplying the number of years of service rendered as a non-employee member of the Corporation's Board of Directors through December 31, 2007, up to a maximum of 10 years, by the greater of (i) the aggregate annual cash retainer fee payable for service on the Corporation's Board and the Boards of San Jose Water Company and SJW Land Company for the 2007 fiscal year or (ii) one half of the aggregate annual cash retainer fee payable for service on such Boards that is in effect at the time of the participant's cessation of service on the Corporation's Board. Such payment will be made to the participant or his estate, for the number of years the participant served on the Corporation's Board through December 31, 2007. Mr. Ulrich has six full years of pre-2008 Board service and Mr. King has four full years of pre-2008 Board service. Directors who elected to convert their accumulated Director Pension Plan benefits into deferred restricted stock in 2003 and non-employee directors who commenced Board service on or after April 29, 2003 are not eligible to participate in the Director Pension Plan.

Dividend Equivalent Rights

Dividend Equivalent Rights ("DERs") are part of the outstanding deferred stock awards currently credited to the non-employee directors under the Deferral Election and Deferred Stock Programs. Pursuant to those DERs, each non-employee director's deferred stock account under each program will be credited, each time a dividend is paid on the Corporation's common stock, with a dollar amount equal to the dividend paid per share multiplied by the number of shares at the time credited to the deferred stock account, including shares previously credited to the account by reason of the DERs. As of the first business day in January each year, the cash dividend equivalent amounts so credited in the immediately preceding year will be converted into additional shares of deferred stock by dividing such cash amount by the average of the fair market value of the Corporation's common stock on each of the dates in the immediately preceding year on which dividends were paid. The additional shares of common stock that are credited based on such DERs will vest in the same manner as the deferred stock awards to which they are attributable.

Effective as of January 1, 2008, the Corporation has imposed a limitation on the maximum number of years such DERs will continue to remain outstanding. Accordingly, the DERs will terminate with the dividends paid by the Corporation during the 2017 calendar year, with the last DER conversion into deferred stock to occur on the first business day in January 2018. As part of the DER phase-out, each non-employee Board member was given the opportunity to make a special election by December 31, 2007 to receive a distribution from his accounts under the two programs in either (i) a lump sum distribution in any calendar year within the 10-year period from 2009 to 2018 or (ii) an installment distribution over a five or 10-year period within that 10-year period. The amount distributable from each such account would be equal to the number of deferred shares credited to that account as of December 31, 2007 plus the number of additional deferred shares subsequently credited to that account by reason of the dividend equivalent rights existing on those deferred shares during the period prior to their distribution. No further DERs would be paid on the distributed shares, but those shares would be entitled to actual dividends as and when paid to the Corporation's stockholders. Alternatively, the non-employee Board member could continue to defer each account until cessation of Board service. Only Mr. Cali made a special payment election and elected to receive his deferred accounts in five annual installments over the five calendar-year period beginning with the 2014 calendar year.

On January 2, 2008, the following non-employee Board members were credited with additional shares of deferred stock pursuant to their DERs: Mr. Cali, 363 shares; Mr. DiNapoli, 479 shares; Mr. Gibson, 357 shares; Mr. King, 124 shares; Mr. Moss, 457 shares; Mr. Toeniskoetter, 363 shares; and Mr. Van Valer, 37 shares.

Expense Reimbursement Policies

Under the Corporation's Director Compensation and Expense Reimbursement Policies, each non-employee director will be reimbursed for all reasonable expenses incurred in connection with his or her attendance at Board or committee meetings of SJW Corp., San Jose Water Company, SJW Land Company or SJWTX, Inc. as well as his or her attendance at certain other meetings held by such companies. Expenses subject to reimbursement include the expense of traveling by non-commercial aircraft if within 1,000 miles of company headquarters and approved by the Chairman of the Board, and the expense of traveling first class for any travel within the United States. A copy of the Amended and Restated Director Compensation and Expense Reimbursement Policies is attached as Exhibit 10.23 to the Form 10-K filed on March 10, 2008.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that shareholders vote FOR the election of the eight nominees listed on page 4.

PROPOSAL 2

APPROVAL OF THE EXECUTIVE OFFICER SHORT-TERM INCENTIVE PLAN

On February 28, 2008, the Board of Directors unanimously approved, subject to shareholder approval at the annual meeting, the Executive Officer Short-Term Incentive Plan (the "Incentive Plan"). Shareholder approval will allow bonuses paid under the Incentive Plan to qualify as performance-based compensation that is not subject to the $1 million per person limitation imposed under Section 162(m) of the Internal Revenue Code ("Section 162(m)") on the income tax deductibility of compensation paid to certain of the Corporation's executive officers.

Summary of the Short-Term Incentive Plan

The following is a summary of the principal features of the Incentive Plan. The summary, however, is not intended to be a complete description of all the terms of the Incentive Plan and is qualified in its entirety by reference to the complete text of the Incentive Plan. Shareholders may obtain a copy of the actual plan document upon written request to the Corporation's Corporate Secretary at the Corporation's principal offices at 374 West Santa Clara Street, San Jose, California 95113.

General. The purpose of the Incentive Plan is to provide the Corporation's executive officers with the opportunity to earn incentive bonuses tied to the achievement of specific goals based on financial and/or non-financial performance metrics. Provided certain requirements are satisfied, the bonuses paid under the Incentive Plan will qualify as performance-based compensation not subject to the limitations on income tax deductibility imposed under Section 162(m).

Eligibility. Participation in the Incentive Plan will be limited to the Corporation's executive officers. As of January 31, 2008, four executive officers were eligible to participate in the Incentive Plan.

Administration. The Incentive Plan will be administered by the Executive Compensation Committee (the "Committee"). Each member of such Committee will qualify as an "outside director" for purposes of Section 162(m). The Committee will have the authority to: (i) establish the duration of each performance period, (ii) select the eligible individuals who are to participate in the Incentive Plan for that performance period, (iii) determine the specific performance objectives for that performance period at one or more designated levels of attainment, and (iv) set the bonus potential for each participant at each corresponding level of attainment. The Committee will also have the discretion to reduce the actual bonus payable to any participant below the bonus potential which would otherwise be payable based on the attained level of performance for the period. In its capacity as administrator, the Committee may adopt rules and regulations for the administration of the Incentive Plan and interpret any and all provisions of the Incentive Plan. All determinations of the Committee will be final and binding on all persons.

Performance Objectives. Under the Incentive Plan, participants will be eligible to receive cash bonuses based upon the attainment of the performance objectives established by the Committee for a designated performance period. Each performance period established by the Committee may range in duration from a minimum period of 12 months to a maximum period of 36 months. The initial performance period will be the 12-month period beginning January 1, 2009 and ending December 31, 2009.

For each performance period, the performance objectives may be based on one or more of the following financial and non-financial performance criteria: (i) pre-tax or after-tax earnings, profit or net income, (ii) revenue or revenue growth, (iii) earnings per share, (iv) return on assets, capital or shareholder equity, (v) total shareholder return, (vi) gross or net profit margin, (vii) cash flow, (viii) approved rate increases, (ix) earnings or operating income before interest, taxes, depreciation, amortization and/or charges for stock-based compensation, (x) increases in customer base, (xi) operating income, net operating income or net operating income after recorded tax expense; (xii) operating profit, net operating profit or net operating profit after recorded tax expense, (xiii) operating margin, (xiv) cost reductions or other expense control objectives, (xv) market price of the Corporation's common stock, whether measured in absolute terms or in relationship to earnings or operating income, (xvi) compliance with applicable environmental requirements or applicable regulatory requirements, (xvii) budget objectives, (xviii) working capital, (xix) mergers, acquisitions or divestitures, (xx) attainment of water industry objectives measured in terms of water quality, service, reliability and efficiency or (xxi) measures of customer satisfaction.

Such performance criteria may be based upon the attainment of specified levels of the Corporation's performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of the Corporation's business units or divisions or any parent or subsidiary. In addition, each applicable performance criteria may be structured at the time of establishment to provide for appropriate adjustment for one or more of the following items: (i) asset impairments or write-downs; (ii) litigation judgments or claim settlements; (iii) the effect of changes in tax law, accounting principles or other laws, regulations or provisions affecting reported results; (iv) accruals for reorganization and restructuring programs; (v) any extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Corporation's annual report to shareholders for the applicable year; (vi) the operations of any business acquired by the Corporation or any parent or subsidiary or of any joint venture in which the Corporation or any parent or subsidiary participates; (vii) the divestiture of one or more business operations or the assets thereof or (viii) the costs incurred in connection with such acquisitions or divestitures.

Establishment of Performance Objectives. The Committee will, within the first 90 days of each performance period, establish the specific performance objectives for that period. In no event may a performance objective be established at a time when no substantial uncertainty exists as to its attainment. For each performance objective, the Committee may establish up to three potential levels of attainment: threshold, target and above-target levels of attainment. At the time the performance objectives for a particular period are established, the Committee will also set the bonus potential for each participant at each of the designated levels of performance. Alternatively, the Committee may establish a linear formula for determining the bonus potential at various points of performance goal attainment.

Actual Bonus Awards. The total actual bonus amount to be paid for each performance period will be determined by the Committee on the basis of the Corporation's actual performance relative to each of the performance objectives established for that period. Accordingly, each performance objective will be measured separately in terms of actual level of attainment and will be weighted, equally or in such other proportion as the Committee determines at the time the performance objectives are established, in determining the actual bonus payable to each participant. For example, if four performance objectives are established for a performance period and weighted equally, each of those objectives attained at target level will contribute an amount equal to 25 percent of the bonus payable at target level for that period, and each objective attained at the above-target level will contribute to the bonus payable to the participant for that period an amount equal to 25 percent of the above-target bonus payable at that level. However, no bonus amount will be payable with respect to any performance objective, unless the specified threshold level for that objective is attained.

No bonuses will be paid until the Committee certifies the actual level of attained performance for the performance period. If the actual level of attainment is between two of the designated performance levels, the bonus amount will be interpolated on a straight-line basis. In no event will any participant receive a bonus in excess of the amount determined on the basis of the bonus potential (as so interpolated) established for the particular level of performance attained for the period. In addition, the Committee will have the discretion to reduce or eliminate the bonus that would otherwise be payable to one or more participants on the basis of the certified level of attained performance.

Payment of Awards. The bonuses earned for each performance period will be paid in cash as soon as practicable following the determination and certification of the actual performance levels for the performance period. The scheduled payment date will be the first business day of March of the calendar year immediately following the calendar year in which the performance period ends. However, one or more participants may defer the receipt of their bonus payments until their separation from service or other designated date through a timely election made under San Jose Water Company's Special Deferral Election Plan.

Maximum Award. The maximum bonus payment that any one participant may receive under the Incentive Plan will be limited to $1,000,000 per each 12-month period included within the applicable performance period, up to a maximum bonus of $3,000,000 for a maximum performance period of 36 months.

Prorated Awards. A participant will not be entitled to any bonus payment for a particular period if that participant's employment with the Corporation (or its parent or subsidiaries) ceases for any reason prior to the end of that period. However, the following participants will receive a portion of the bonus to which they would otherwise have been entitled on the basis of the Corporation's attained level of performance had they continued in the employ of the Corporation (or one of its parent or subsidiaries) through the end of the performance period:

(i) any participant who ceases employment due to death or disability,

(ii) any participant whose employment terminates under circumstances that would entitle such individual to a full or prorata bonus pursuant to the express terms of any agreement or arrangement to which that individual and the Corporation are parties, and

(iii) any participant whose employment terminates under special circumstances that warrant, in the Committee's sole discretion, a prorated bonus award under the Incentive Plan.

In no event will any prorated bonus payment be made if the applicable performance goals are not attained at threshold level or above.

Term of Incentive Plan. The Incentive Plan will be effective upon shareholder approval at the annual meeting and will continue in effect each year thereafter until terminated by the Committee. The first performance period will start on January 1, 2009.

Amendment and Termination. The Committee may amend, suspend or terminate the Incentive Plan at any time, provided such action does not adversely affect the rights and interests of participants accrued to date under the Incentive Plan or otherwise impair their ability to earn bonus awards based on the performance objectives established by the Committee for the then current performance period. Any amendment or modification of the Incentive Plan will be subject to shareholder approval to the extent required under Section 162(m) of the Internal Revenue Code or any other applicable law or regulation.

Federal Income Tax Consequences. Under present federal income tax laws, participants will recognize taxable income equal to the bonus payment that they receive under the Incentive Plan. Such taxable income will be recognized in the year the bonus payment is made to them. The Corporation will be entitled to an income tax deduction, equal to the amount of the taxable income recognized by the participants, for the taxable year for which the bonus is earned, provided such payment is made within two and one-half months following the close of that year; otherwise, the deduction will be deferred to the taxable year of payment. The bonus payments should qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per executive officer imposed under Section 162(m).

New Plan Benefits

The Incentive Plan will not be implemented until the 2009 fiscal year. Accordingly, there are no awards currently outstanding under the Incentive Plan for the 2008 fiscal year.

Required Vote

Approval of the Incentive Plan requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and voting at the annual meeting, provided such affirmative vote is also equal to at least a majority of the shares required to constitute a quorum. For the effects of abstentions and broker non-votes on this Proposal see, "Voting Rights and Solicitation - Quorum and Votes Required" on page 2 of this proxy statement.

In the absence of such shareholder approval, the Incentive Plan will not be implemented.

Recommendation of the Board of Directors

The Board of Directors believes that Proposal No. 2 is in the best interests of the Corporation and in the best interests of the shareholders and unanimously recommends a vote FOR this Proposal. Unless otherwise instructed, the proxy holders named in each proxy will vote the shares represented thereby FOR this Proposal.

PROPOSAL 3

APPROVAL OF THE AMENDED AND RESTATED LONG-TERM INCENTIVE PLAN

The shareholders are being asked to vote on a proposal to approve the amendment and restatement of the Corporation's Long-Term Incentive Plan (the "LTIP") which was adopted by the Board of Directors on January 30, 2008. The LTIP was initially adopted by the Board of Directors on March 6, 2002 and approved by the Corporation's shareholders on April 18, 2002. The LTIP has been subsequently amended on several occasions before the adoption of the amendment and restatement which is the subject of this Proposal. Shareholder approval of the amended and restated LTIP will not affect any outstanding awards made under the LTIP prior to the restatement, and those awards will continue to be governed by the existing terms and provisions of the applicable agreements evidencing those awards.

Incentive compensation programs play a pivotal role in the Corporation's efforts to attract and retain key personnel essential to the Corporation's long-term growth and financial success. For that reason, the Corporation has structured the LTIP amendment and restatement to provide more flexibility in designing cash and equity incentive programs in an environment where a number of companies have moved from traditional option grants to other stock or stock-based awards such as restricted stock, restricted stock units and performance shares. Accordingly, the LTIP as so amended and restated will provide the Corporation with a broader array of equity incentives to utilize for purposes of attracting and retaining the services of key individuals.

The amended and restated LTIP will effect the following modifications to the plan:

(1) Obtain shareholder approval of an expanded list of financial and non-financial criteria that may serve as the performance goals for the vesting of awards so that those awards may qualify as performance-based compensation not subject to the $1 million limitation on income tax deductibility per executive officer imposed under Section 162(m) of the Internal Revenue Code ("Section 162(m)");

(2) Clarify the gross counting provisions in effect under the LTIP to assure that the share reserve is reduced by the gross number of shares that vest and become issuable under each award, and not by the net number actually issued in settlement of that award;

(3) Specifically authorize the issuance of restricted stock unit awards;

(4) Define the applicable change in control transactions that may result in the accelerated vesting of outstanding awards, either upon the closing of the transaction or upon the subsequent termination of service with the Corporation;

(5) Expand the capital adjustment provisions to allow for equitable adjustments to outstanding awards to reflect spin-off transactions and extraordinary dividends;

(6) Expressly prohibit the repricing of outstanding stock options and stock appreciation rights;

(7) Extend the term of the Plan until April 29, 2018;

(8) Expand the class of persons eligible to receive awards under the LTIP to include all employees, the non-employee members of the Board of Directors of any parent or subsidiary and consultants in the service of the Corporation or any parent or subsidiary; and

(9) Introduce the performance unit bonus program and impose a dollar limitation on the size of the cash awards that may be made per participant under that program.

The principal terms and provisions of the LTIP as amended and restated are summarized below. The summary, however, is not intended to be a complete description of all the terms of the LTIP as amended and restated and is qualified in its entirety by reference to the complete text of the amended and restated LTIP. Shareholders may obtain a copy of the actual amendment and restatement of the LTIP upon written request to the Corporate Secretary at the Corporation's principal offices at 374 West Santa Clara Street, San Jose, California 95113.

Incentive Programs

The LTIP as amended and restated will be divided into three separate incentive compensation programs: (i) the discretionary grant program, (ii) the stock issuance program and (iii) the incentive bonus program. The principal features of each program are described below. The special incentive compensation programs previously established for the non-employee Board members under the Plan, namely, the Deferral Election Program and the Deferred Restricted Stock Program, each as amended as of December 6, 2007, shall continue in effect under the amended and restated LTIP.

Administration

The Executive Compensation Committee of the Board of Directors will have the exclusive authority to administer the discretionary grant, stock issuance and incentive bonus programs with respect to awards made to the Corporation's executive officers and non-employee Board members and will also have the authority to make awards under those programs to all other eligible individuals. However, the Board of Directors may at any time appoint a secondary committee of two or more Board members to have separate but concurrent authority with the Executive Compensation Committee to make awards under those programs to individuals other than executive officers and non-employee Board members, or the Board of Directors may itself administer the programs with respect to such individuals.

The Executive Compensation Committee may make awards under the LTIP to any and all non-employee Board members upon such terms and conditions as the Executive Compensation Committee deems appropriate in its sole discretion or pursuant to one or more formulaic programs which provide for the automatic grant of such awards in such amounts, at such times and subject to such terms as the Executive Compensation Committee may designate in advance, in each instance subject to the express provisions and limitations of the LTIP. The Executive Compensation Committee may also implement one or more programs which provide the non-employee Board members with the opportunity to elect in advance to receive specific types of awards under the LTIP, either on a current or deferred basis, in lieu of retainer or meeting fees otherwise payable to them in cash for their service as non-employee Board members and/or as members of one or more Board committees (or for their service as members of the Board of Directors of any parent or subsidiary company or any committee of such Board). However, all discretionary awards to non-employee Board members authorized by the Executive Compensation Committee and all formulaic programs implemented by the Executive Compensation Committee for such Board members will be subject to approval and ratification by a majority of the Board.

The term "plan administrator," as used in this summary, will mean the Executive Compensation Committee, the Board of Directors and any secondary committee of the Board, to the extent each such entity is acting within the scope of its administrative authority under the LTIP.

Eligibility

Officers and employees, as well as independent consultants and contractors, in the Corporation's employ or service or in the employ or service of any parent or subsidiary company (whether now existing or subsequently established) will be eligible to participate in the discretionary grant, stock issuance and incentive bonus programs. The non-employee members of the Corporation's Board of Directors or of the Board of Directors of any parent or subsidiary company (whether now existing or subsequently established) will also be eligible to participate in those three programs, including any formulaic plans established under one or more of those programs.

As of January 31, 2008, approximately 374 employees (including four executive officers) and 10 non-employee Board members were eligible to participate in the discretionary grant, stock issuance and incentive bonus programs.

Securities Subject to LTIP

1,800,000 Shares of the Corporation's common stock have been reserved for issuance over the term of the LTIP. As of January 31, 2008, 113,156 shares were subject to outstanding options under the LTIP, 218,274 shares were subject to vested stock awards outstanding under such plan and 50,323 shares were subject to unvested stock awards outstanding under such plan. An additional 1,316,819 shares remained unallocated and available for future award.

Awards made under the LTIP are subject to the following per-participant limitations in order to provide the plan administrator with the opportunity to structure one or more of those awards as performance-based compensation under Section 162(m):

(1) For awards denominated in shares of the Corporation's common stock (whether payable in such common stock, cash or a combination of both), no participant in the LTIP may receive awards for more than 600,000 shares of common stock in any single calendar year, subject to adjustment for subsequent stock splits, stock dividends and similar transactions. Shareholder approval of this proposal will also constitute approval of that 600,000-share limitation for purposes of Section 162(m). Accordingly, such limitation will assure that any deductions to which the Corporation would otherwise be entitled upon the exercise of stock options or stock appreciation rights granted under the discretionary grant program will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per executive officer imposed under Section 162(m). In addition, one or more shares issued under the stock issuance program may also qualify as performance-based compensation that is not subject to the Section 162(m) limitation, if the vesting of those shares is tied to the attainment of pre-established milestones based on one or more of the performance criteria discussed below in the summary description of that program.

(2) For awards denominated in dollars (whether payable in cash, shares of the Corporation's common stock, or both), no participant in the LTIP may receive awards with an aggregate dollar value in excess of $1 million per calendar year within the applicable performance measurement period (which may not exceed three calendar years), with such limitation to be measured at the time the award is made. Shareholder approval of this proposal will also constitute approval of that $1 million per year limitation for purposes of Section 162(m). Accordingly, such limitation will assure that any deductions to which the Corporation would otherwise be entitled upon the payment of cash bonuses or the cash settlement of performance units will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per executive officer imposed under Section 162(m), to the extent the vesting of those awards is tied to the attainment of pre-established milestones based on one or more of the performance criteria discussed below in the summary description of the stock issuance program.

In addition, the maximum number of shares for which awards may be made under the LTIP to any one non-employee Board member will be limited to 4,000 shares in the aggregate per calendar year, except that such limit will be increased to 10,000 shares for the year in which the non-employee Board member is first appointed or elected to the Board. Both limitations will be subject to adjustment for subsequent stock splits, stock dividends and similar transactions.

The shares of the Corporation's common stock issuable under the LTIP may be drawn from shares of authorized but unissued common stock or from shares of common stock that the Corporation's acquires, including shares purchased on the open market or in private transactions.

Shares subject to outstanding awards under the LTIP that expire or otherwise terminate prior to the issuance of those shares will be available for subsequent issuance under the plan. Any unvested shares issued under the LTIP that are subsequently forfeited or that the Corporation repurchases, at a price not greater than the original issue price paid per share, pursuant to the Corporation's repurchase rights under the LTIP will be added back to the share reserve and will accordingly be available for subsequent issuance.

There are no net counting provisions in effect under the LTIP. Accordingly, the following share counting procedures will apply in determining the number of shares of common stock available from time to time for issuance under the LTIP:

(1) Should the exercise price of an option be paid in shares of the Corporation's common stock, then the number of shares reserved for issuance under the LTIP will be reduced by the gross number of shares for which that option is exercised, and not by the net number of new shares issued under the exercised option.

(2) Should shares of common stock otherwise issuable under the LTIP be withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the exercise, vesting or settlement of an award under the plan, then the number of shares of common stock available for issuance under the LTIP will be reduced by the full number of shares that were issuable under the award, and not by the number of shares actually issued after any such share withholding.

(3) Upon the exercise of any stock appreciation right granted under the LTIP, the share reserve will be reduced by the gross number of shares as to which such stock appreciation right is exercised, and not by the net number of shares actually issued upon such exercise.

Equity Incentive Programs

Discretionary Grant Program. Under the discretionary grant program, eligible persons may be granted options to purchase shares of the Corporation's common stock or stock appreciation rights tied to the value of such common stock. The plan administrator will have complete discretion to determine which eligible individuals are to receive option grants or stock appreciation rights, the time or times when those options or stock appreciation rights are to be granted, the number of shares subject to each such grant, the vesting schedule (if any) to be in effect for the grant, the maximum term for which the granted option or stock appreciation right is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws.

Each granted option will have an exercise price per share determined by the plan administrator, but the exercise price will not be less than the fair market value of the option shares on the grant date. No granted option will have a term in excess of 10 years. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date. However, one or more options may be structured so that they will be immediately exercisable for any or all of the option shares. The shares acquired under such immediately exercisable options will be subject to repurchase by the Corporation, at the lower of the exercise price paid per share or the fair market value per share, if the optionee ceases service prior to vesting in those shares. In addition, one or more awards may be structured so that those awards will vest and become exercisable only after the achievement of pre-established corporate performance objectives.

Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding vested options. The plan administrator will have complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised, to provide for continued vesting during the applicable post-service exercise period and/or to accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding.

The LTIP will allow the issuance of two types of stock appreciation rights under the discretionary grant program:

(1) Tandem stock appreciation rights granted in conjunction with stock options which provide the holders with the right to surrender the related option grant for an appreciation distribution from the Corporation in an amount equal to the excess of (i) the fair market value of the vested shares of the Corporation's common stock subject to the surrendered option over (ii) the aggregate exercise price payable for those shares.

(2) Stand-alone stock appreciation rights which allow the holders to exercise those rights as to a specific number of shares of the Corporation's common stock and receive in exchange an appreciation distribution from the Corporation in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which those rights are exercised over (ii) the aggregate exercise price in effect for those shares. The exercise price per share may not be less than the fair market value per share of the Corporation's common stock on the date the stand-alone stock appreciation right is granted, and the right may not have a term in excess of 10 years.

The appreciation distribution on any exercised tandem or stand-alone stock appreciation right may be paid in (i) cash, (ii) shares of the Corporation's common stock or (iii) a combination of cash and shares of common stock. Upon cessation of service with the Corporation, the holder of a vested stock appreciation right will have a limited period of time in which to exercise that vested right. The plan administrator will have complete discretion to extend the period following the holder's cessation of service during which his or her outstanding stock appreciation rights may be exercised and/or to accelerate the exercisability or vesting of those stock appreciation rights in whole or in part. Such discretion may be exercised at any time while the stock appreciation right remains outstanding.

Repricing Prohibition. The plan administrator may not implement any of the following repricing programs without obtaining shareholder approval: (i) the cancellation of outstanding options or stock appreciation rights in return for new options or stock appreciation rights with a lower exercise price per share, (ii) the cancellation of outstanding options or stock appreciation rights with exercise prices per share in excess of the then current fair market value per share of the Corporation's common stock for consideration payable in equity securities of the Corporation or (iii) the direct reduction of the exercise price in effect for outstanding options or stock appreciation rights, other than in connection with certain changes in the Corporation's capital structure as described in the Changes in Capitalization section below.

Stock Issuance Program. Shares may be issued under the stock issuance program subject to performance or service vesting requirements established by the plan administrator. Shares may also be issued as a fully-vested bonus for past services without any cash outlay required of the recipient. Shares may also be issued under the program pursuant to restricted stock units which entitle the recipients to receive those shares upon the attainment of designated performance goals and/or the completion of a prescribed service period or upon the expiration of a designated deferral period following the vesting of those units, including (without limitation) a deferred distribution date following the termination of the recipient's service with the Corporation. Performance shares may also be issued under the program in accordance with the following parameters:

(1) The vesting of the performance shares will be tied to the attainment of performance objectives over a specified performance period, all as established by the plan administrator at the time of the award.

(2) At the end of the performance period, the plan administrator will determine the actual level of attainment for each performance objective and the extent to which the performance shares awarded for that period are to vest and become payable based on the attained performance levels.

(3) The performance shares which so vest will be paid as soon as practicable following the end of the performance period, unless such payment is to be deferred for the period specified by the plan administrator at the time the performance shares are awarded or the period selected by the participant in accordance with the applicable requirements of Section 409A of the Internal Revenue Code ("Code").

(4) Performance shares may be paid in cash or shares of the Corporation's common stock.

(5) Performance shares may also be structured so that the shares are convertible into shares of the Corporation's common stock, but the rate at which each performance share is to so convert will be based on the attained level of performance for each applicable performance objective.

The plan administrator will have complete discretion under the program to determine which eligible individuals are to receive awards under the stock issuance program, the time or times when those awards are to be made, the form of those awards, the number of shares subject to each such award, the vesting schedule (if any) to be in effect for the award, the issuance schedule for the shares which vest under the award and the cash consideration (if any) payable per share.

However, the following limitations will apply with respect to the vesting schedules established for awards made under the stock issuance program: (i) for any award which is to vest in the basis of service, the minimum vesting period is three years, with incremental vesting to occur over that period as determined by the plan administrator, and (ii) for any award which is to vest on the basis of performance objectives, the performance period will have a duration of at least one year.

In order to assure that the compensation attributable to one or more awards made under the stock issuance program or the incentive bonus program described below will qualify as performance-based compensation that will not be subject to the $1 million limitation on the income tax deductibility of the compensation paid per executive officer which is imposed under Section 162(m), the plan administrator will also have the discretionary authority to structure one or more awards under those programs so that the awards will vest only upon the achievement of certain pre-established performance goals based on one or more of the following criteria: (i) pre-tax or after-tax earnings, profit or net income, (ii) revenue or revenue growth, (iii) earnings per share, (iv) return on assets, capital or shareholder equity, (v) total shareholder return, (vi) gross or net profit margin, (vii) cash flow, (viii) approved rate increases, (ix) earnings or operating income before interest, taxes, depreciation, amortization and/or charges for stock-based compensation, (x) increases in customer base, (xi) operating income, net operating income or net operating income after recorded tax expense; (xii) operating profit, net operating profit or net operating profit after recorded tax expense, (xiii) operating margin, (xiv) cost reductions or other expense control objectives, (xv) market price of the Corporation's common stock, whether measured in absolute terms or in relationship to earnings or operating income, (xvi) compliance with applicable environmental requirements or applicable regulatory requirements, (xvii) budget objectives, (xviii) working capital, (xix) mergers, acquisitions or divestitures, (xx) attainment of water industry objectives measured in terms of water quality, service, reliability and efficiency or (xxi) measures of customer satisfaction. Each performance criteria may be based upon the attainment of specified levels of the Corporation's performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of the Corporation's business units or divisions or any parent or subsidiary. Each applicable performance goal may include a minimum threshold level of performance below which no award will be earned, levels of performance at which specified portions of an award will be earned and a maximum level of performance at which an award will be fully earned. Each applicable performance goal may be structured at the time of the award to provide for appropriate adjustment for one or more of the following items: (A) asset impairments or write-downs; (B) litigation judgments or claim settlements; (C) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; (E) any extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Corporation's annual report to shareholders for the applicable year; (F) the operations of any business acquired by the Corporation or any parent or subsidiary or of any joint venture in which the Corporation or any parent or subsidiary participates; (G) the divestiture of one or more business operations or the assets thereof; or (H) the costs incurred in connection with such acquisitions or divestitures.

Outstanding awards under the stock issuance program will automatically terminate, and no shares of common stock will actually be issued in satisfaction of those awards, if the performance goals or service requirements established for such awards are not attained. The plan administrator, however, will have the discretionary authority to issue shares of common stock in satisfaction of one or more outstanding awards as to which the designated performance goals or service requirements are not attained. However, no vesting requirements tied to the attainment of performance objectives may be waived with respect to awards which were intended at the time of issuance to qualify as performance-based compensation under Section 162(m), except in connection with a change in control, as described under the heading "General Provisions - *Vesting Acceleration.*"

Incentive Bonus Program. Performance unit awards and dividend equivalent rights may be awarded under the incentive bonus program. Performance unit awards will be subject to the following parameters:

(1) A performance unit will represent a participating interest in a special bonus pool tied to the attainment of pre-established performance objectives. The amount of the bonus pool may vary with the level at which the applicable performance objectives are attained, and the value of each performance unit which becomes due and payable upon the attained level of performance will be determined by dividing the amount of the resulting bonus pool (if any) by the total number of performance units issued and outstanding at the completion of the applicable performance period.

(2) Performance units may also be structured to include a service-vesting requirement which the participant must satisfy following the completion of the performance period in order to vest in the performance units awarded with respect to that performance period.

(3) Performance units which become due and payable following the attainment of the applicable performance objectives and the satisfaction of any applicable service-vesting requirement may be paid in cash or shares of the Corporation's common stock valued at fair market value on the payment date.

The plan administrator will have complete discretion under the program to determine which eligible individuals are to receive awards under the program, the time or times when those awards are to be made, the form of each such award, the performance objectives for each such award, the amount payable at one or more designated levels of attained performance, any applicable service vesting requirements, the payout schedule for each such award and the method by which the award is to be settled (cash or shares of the Corporation's common stock).

In order to assure that the compensation attributable to one or more awards under the incentive bonus program will qualify as performance-based compensation which will not be subject to the $1 million limitation on the income tax deductibility of the compensation paid per executive officer which is imposed under Section 162(m), the plan administrator will also have the discretionary authority to structure one or more awards so that cash or shares of common stock subject to those awards will vest only upon the achievement of certain pre-established performance goals based on one or more of the performance goals described above in the summary of the stock issuance program.

The plan administrator will have the discretionary authority at any time to accelerate the vesting of any and all awards outstanding under the incentive bonus program. However, no vesting requirements tied to the attainment of performance objectives may be waived with respect to awards which were intended at the time of issuance to qualify as performance-based compensation under Section 162(m), except in connection with a change in control as described under the heading "General Provisions - *Vesting Acceleration.*"

Dividend equivalent rights may also be issued under the incentive bonus program, either as stand-alone awards or in tandem with other awards made under the LTIP. Each dividend equivalent right award will represent the right to receive the economic equivalent of each dividend or distribution, whether in cash, securities or other property (other than shares of the Corporation's common stock) which is made per issued and outstanding share of the Corporation's common stock during the term the dividend equivalent right remains outstanding. Payment of the amounts attributable to such dividend equivalent rights may be made either concurrently with the actual dividend or distribution made per issued and outstanding share of common stock or may be deferred to a later date. Payment may be made in cash or shares of common stock.

Stock Awards - LTIP

No stock option grants were made under the LTIP from January 1, 2007 through January 31, 2008.

The following table sets forth, as to the Corporation's Chief Executive Officer, Chief Financial Officer, the two other most highly compensated executive officers of the Corporation and the other individuals and groups indicated, the number of shares of the Corporation's common stock subject to restricted stock, deferred restricted stock or restricted stock unit awards made under the LTIP from January 1, 2007 through January 31, 2008. The reported stock awards also include shares of common stock attributable to dividend equivalent rights on existing stock awards, whether or not those latter awards were made during the indicated period.

Name and Position	Number of Shares Subject to Stock Award (#)
W. Richard Roth, President and Chief Executive Officer	49,500
George J. Belhumeur, Senior Vice President of Operations	1,704
Angela Yip, Chief Financial Officer and Treasurer	1,702
R. Scott Yoo, Chief Operating Officer	3,287
All current executive officers as a group (4 persons)	56,193
Non-Employee Directors:	
Mark L. Cali	759
J. Philip DiNapoli	2,244
Drew Gibson (1)	2,065
Douglas R. King	1,905
George E. Moss	957
Charles J. Toeniskoetter	759
Frederick R. Ulrich, Jr.	0
Robert A. Van Valer	2,102
All non-employee directors as a group (8 persons)	10,791
All employees, including current officers who are not executive officers, as a group (6 persons)	2,818

(1) Mr. Drew Gibson served on the Board of Directors until April 26, 2007.

New Plan Benefits

As of January 31, 2008, only one award had been made that was subject to shareholder approval of the amended and restated LTIP that is the subject of this Proposal. On January 30, 2008, the Corporation's Chief Executive Officer received a restricted stock unit award (the "RSU Award") covering 7,000 shares of the Corporation's common stock. The RSU Award is subject to both performance vesting and service vesting components. The performance vesting requirement is tied to the Corporation's attainment of a total shareholder return of at least eight percent per annum, compounded annually, over the three-year period beginning January 1, 2008 and ending December 31, 2010 and is designed to allow the RSU Award to qualify as performance-based compensation under Section 162(m) that will not be subject to the $1 million limitation on income tax deductibility, unless the vesting is accelerated in connection with a change in control or upon Mr. Roth's termination of employment under certain specified circumstances. However, the RSU Award will in no event qualify as such performance-based compensation unless the shareholders approve the amended and restated LTIP, including the list of performance criteria summarized above. Accordingly, the RSU Award is by its terms subject to shareholder approval of the amended and restated LTIP that is the subject of this Proposal and will terminate and become null and void if such shareholder approval is not obtained. On January 30, 2008, the Corporation's Chief Executive Officer also received an RSU Award covering an additional 14,000 shares of the Corporation's common stock. That award is subject to service vesting in successive equal annual installments over a three-year period, subject to accelerated vesting upon a change in control of the Corporation or termination of employment under certain circumstances. Such award is not subject to shareholder approval of this Proposal. On January 30, 2008, an officer of a subsidiary of the Corporation also received an RSU Award covering 1,041 shares of the Corporation's common stock. That award is subject to service vesting in successive equal annual installments over a four-year period and is not subject to shareholder approval of this Proposal.

General Provisions

Vesting Acceleration. In the event the Corporation should experience a change in control, the following special vesting acceleration provisions will be in effect for all outstanding awards under the discretionary grant, stock issuance and incentive bonus programs:

(1) Each outstanding award will automatically accelerate, in full, upon a change in control, if that award is not assumed or otherwise continued in effect by the successor corporation or replaced with a cash incentive program which preserves the intrinsic value of the award and provides for the subsequent vesting and payout of that value in accordance with the same vesting schedule in effect for that award.

(2) The plan administrator will have complete discretion to grant one or more awards that will vest in the event the individual's service with the Corporation or the successor entity terminates within a designated period following a change in control transaction in which those awards are assumed or otherwise continued in effect.

(3) The plan administrator will have the discretion to structure one or more awards so that those awards will immediately vest upon a change in control, whether or not they are to be assumed or otherwise continued in effect.

(4) Unless the plan administrator establishes a different definition for one or more awards, a change in control will be deemed to occur for purposes of the LTIP in the event (a) the Corporation is acquired by merger or asset sale, (b) there occurs any transaction or series of related transactions pursuant to which any person or group of related persons becomes directly or indirectly the beneficial owner of securities possessing (or convertible into or exercisable for securities possessing) 30 percent or more of the total combined voting power of the Corporation's outstanding securities or (c) there is a change in the majority of the Board of Directors over a period of 36 months or less occasioned by one or more contested elections of Board members.

The plan administrator's authority to accelerate vesting in connection with a change in control extends to any awards intended to qualify as performance-based compensation under Section 162(m), even though the accelerated vesting of those awards may result in their loss of performance-based status under Section 162(m).

Changes in Capitalization. In the event any change is made to the outstanding shares of the Corporation's common stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change in corporate structure effected without the Corporation's receipt of consideration or should the value of the outstanding shares of the Corporation's common stock be substantially reduced by reason of a spin-off transaction or extraordinary dividend or distribution, equitable adjustments will be made to: (i) the maximum number and/or class of securities issuable under the LTIP; (ii) the maximum number and/or class of securities for which any one person may be granted common stock-denominated awards under the LTIP per calendar year; (iii) the number and/or class of securities and the exercise price or base price per share in effect for outstanding awards under the discretionary grant program, (iv) the number and/or class of securities subject to each outstanding award under the stock issuance program and the cash consideration (if any) payable per share, (v) the maximum number and/or class of securities for which any one non-employee Board member may be granted common stock-denominated awards under the LTIP per calendar year, and (vi) the number and/or class of securities subject to each outstanding award under the incentive bonus program denominated in shares of the Corporation's common stock. Such adjustments will be made in such manner as the plan administrator deems appropriate in order to preclude any dilution or enlargement of benefits under the LTIP or the outstanding awards thereunder.

Valuation. The fair market value per share of the Corporation's common stock on any relevant date under the LTIP will be deemed to be equal to the closing selling price per share on that date on the New York Stock Exchange (or any other national securities exchange on which the common stock is at the time primarily traded). On January 31, 2008, the fair market value per share of the Corporation's common stock determined on such basis was $30.23.

Shareholder Rights and Transferability. No optionee will have any shareholder rights with respect to the option shares until such optionee has exercised the option and paid the exercise price for the purchased shares. The holder of a stock appreciation right will not have any shareholder rights with respect to the shares subject to that right unless and until such person exercises the right and becomes the holder of record of any shares of the common stock distributed upon such exercise. Options are not assignable or transferable other than by will or the laws of inheritance following optionee's death, and during the optionee's lifetime, the option may only be exercised by the optionee. However, the plan administrator may structure one or more non-statutory options under the LTIP so that those options will be assignable during the optionee's lifetime, by gift or pursuant to a domestic relations order, to one or more members of the optionee's family or to a trust established for the optionee and/or one or more such family members or to the optionee's former spouse. Stand alone stock appreciation rights will be subject to the same transferability restrictions applicable to non-statutory options.

A participant will have full shareholder rights with respect to any shares of common stock issued to him or her under the LTIP, whether or not his or her interest in those shares is vested. A participant will not have any shareholder rights with respect to the shares of common stock subject to a restricted stock unit or performance share award until that award vests and the shares of common stock are actually issued thereunder. However, dividend equivalent units may be paid or credited, either in cash or in actual or phantom shares of common stock, on outstanding restricted stock units or performance shares, subject to such terms and conditions as the plan administrator may deem appropriate.

Special Tax Election. The plan administrator may provide one or more holders of awards under the LTIP with the right to have the Corporation withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise, vesting or settlement of those awards. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of the Corporation's common stock in payment of such withholding tax liability.

Amendment and Termination. The Board of Directors may amend or modify the LTIP at any time; provided however, that shareholder approval will be required for any amendment which materially increases the number of shares of common stock authorized for issuance under the LTIP (other than in connection with certain changes to the Corporation's capital structure as explained above), materially expands the class of individuals eligible to participate in the LTIP, expands the types of awards which may be made under the LTIP or extends the term of the LTIP or to the extent such shareholder approval may otherwise be required under applicable law or regulation or pursuant to the listing standards of the stock exchange on which the Corporation's common stock is at the time traded. Unless sooner terminated by the Corporation's Board of Directors, the LTIP will terminate on the earliest of (i) April 29, 2018, (ii) the date on which all shares available for issuance under the LTIP have been issued as fully-vested shares or (iii) the termination of all outstanding awards in connection with certain changes in control or ownership.

Summary of Federal Income Tax Consequences

The following is a summary of the Federal income taxation treatment applicable to the Corporation and the participants who receive awards under the LTIP.

Option Grants. Options granted under the discretionary grant program may be either incentive stock options which satisfy the requirements of Section 422 of the Code or non-statutory options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

Incentive Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of certain other dispositions. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying, and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two years after the date the option for the shares involved in such sale or disposition is granted and more than one year after the date the option is exercised for those shares. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain recognized upon the disposition will be a capital gain.

If the optionee makes a disqualifying disposition of the purchased shares, then the Corporation will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The Corporation will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Non-Statutory Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will in general recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The Corporation will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for the Corporation's taxable year in which such ordinary income is recognized by the optionee.

Stock Appreciation Rights. No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and the holder will be required to satisfy the tax withholding requirements applicable to such income. The Corporation will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right. The deduction will be allowed for the taxable year in which such ordinary income is recognized.

Restricted Stock Awards. The recipient of unvested shares of common stock issued under the LTIP will not recognize any taxable income at the time those shares are issued but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The recipient may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (i) the fair market value of those shares on the issue date over (ii) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the recipient will not recognize any additional income as and when the shares subsequently vest. The Corporation will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient with respect to the unvested shares. The deduction will in general be allowed for the Corporation's taxable year in which such ordinary income is recognized by the recipient.

Restricted Stock Units. No taxable income is recognized upon receipt of restricted stock units. The holder will recognize ordinary income in the year in which the shares subject to the units are actually issued to the holder. The amount of that income will be equal to the fair market value of the shares on the date of issuance, and the holder will be required to satisfy the tax withholding requirements applicable to such income. The Corporation will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued. The deduction will be allowed for the taxable year in which such ordinary income is recognized.

Performance Shares/Performance Units. No taxable income is recognized upon receipt of such an award. The holder will recognize ordinary income in the year in which the performance shares or performance units are settled. The amount of that income will be equal to the fair market value of the shares of common stock or cash received in settlement of the award, and the holder will be required to satisfy the tax withholding requirements applicable to such income. The Corporation will be entitled to an income tax deduction equal to the amount of the ordinary income recognized by the holder of the performance shares or the performance units at the time the award is settled. That deduction will be allowed for the taxable year in which such ordinary income is recognized.

Dividend Equivalent Rights. No taxable income is recognized upon receipt of a dividend equivalent right award. The holder will recognize ordinary income in the year in which the payment in settlement of the accrued dividend equivalents is made to the holder, whether in cash, securities or other property. The amount of that income will be equal to the cash or fair market value of any securities or other property received, and the holder will be required to satisfy the tax withholding requirements applicable to such income. The Corporation will be entitled to an income tax deduction equal to the amount of the ordinary income recognized by the holder of the dividend equivalent right award at the time the settlement payment is made to such holder. That deduction will be allowed for the taxable year in which such ordinary income is recognized.

Deductibility of Executive Compensation. It is anticipated that any compensation deemed paid by the Corporation in connection with the exercise of options or stock appreciation rights will qualify as performance-based compensation for purposes of Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain of the Corporation's executive officers. Accordingly, the compensation deemed paid with respect to options and stock appreciation rights granted under the LTIP should remain deductible by the Corporation without limitation under Section 162(m). However, any compensation deemed paid by the Corporation in connection with shares issued under the stock issuance program or shares or cash issued under the incentive bonus program will be subject to the $1 million limitation, unless the issuance of the shares or cash is tied to one or more of the performance criteria described above.

Accounting Treatment. The accounting principles applicable to awards made under the LTIP may be summarized in general terms as follows:

- Pursuant to the accounting standards established by Statement of Financial Accounting Standards No. 123R, *Share-Based Payment,* or SFAS 123R, the Corporation will be required to expense all share-based payments, including grants of stock options, stock appreciation rights, restricted stock, restricted stock units and all other stock-based awards under the LTIP. Accordingly, stock options and stock appreciation rights which are granted to employees and non-employee Board members and payable in shares of the Corporation's common stock must be valued at fair value as of the grant date under an appropriate valuation formula, and that value will then be charged as a direct compensation expense against the Corporation's reported earnings over the designated vesting period of the award. Stock appreciation rights that are to be settled in cash will be subject to variable accounting under SFAS 123R until the actual settlement date. For shares issuable upon the vesting of restricted stock units or performance shares awarded under the LTIP, the Corporation will be required to amortize over the vesting period a compensation cost equal to the fair market value of the underlying shares on the date of the award. If any other shares are unvested at the time of their direct issuance, then the fair market value of those shares at that time (less any cash consideration paid for those shares) will be charged to the Corporation's reported earnings ratably over the vesting period. Such accounting treatment for restricted stock units, performance shares and direct stock issuances will be applicable whether vesting is tied to service periods or performance goals. The issuance of a fully-vested stock bonus will result in an immediate charge to the Corporation's earnings equal to the fair market value of the bonus shares on the issuance date.

For performance units awarded under the LTIP and payable in stock, the Corporation will be required to amortize, over the applicable performance period and any subsequent service vesting period, a compensation cost equal to the fair market value of the underlying shares on the date of the award, adjusted by the effect of any market conditions imposed on the vesting of those shares. For performance units awarded under the LTIP and payable in a fixed cash amount, the Corporation will amortize the potential cash expense over the applicable performance period and any subsequent service vesting period.

Required Vote

Approval of the Amended and Restated Long-Term Incentive Plan requires that the holders of more than 50 percent of the Corporation's outstanding common stock cast a vote with respect to Proposal 3 (whether voting for or against such proposal or abstaining) and that a majority of the votes so cast must be in favor of the Amended and Restated Long-Term Incentive Plan.

Should such approval not be obtained, then the term of the LTIP will not be extended until April 29, 2018, and the RSU Award for 7,000 shares made to Mr. Roth on January 30, 2008 that is subject to performance vesting will terminate and become null and void. In addition, all other awards made under the LTIP since April 26, 2007 (the date of the 2007 annual stockholders meeting) and all future awards under the LTIP, other than stock options and stock appreciation rights granted under the discretionary grant program, will not qualify as performance-based compensation under Section 162(m), and the income tax deductibility of those awards will accordingly be subject to the $1 million limitation per covered executive officer. However, the other remaining provisions and features of the LTIP will continue in full force and effect, and awards may continue to be made until April 17, 2012 or until the available share reserve under such plan has been issued.

Recommendation of the Board of Directors

The Board of Directors believes that Proposal No. 3 is in the best interests of the Corporation and in the best interests of the shareholders and unanimously recommends a vote FOR the approval of the amended and restated LTIP. Unless otherwise instructed, the proxy holders named in each proxy will vote the shares represented thereby FOR this Proposal.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

General

The Audit Committee of the Board of Directors has appointed KPMG LLP as the Corporation's independent registered public accounting firm (the "independent accountants") for fiscal year 2008. At the annual meeting, shareholders are being asked to ratify the appointment of KPMG LLP as the Corporation's independent accountants for fiscal year 2008. In the event the shareholders fail to ratify the appointment of KPMG LLP, the Audit Committee will reconsider its selection.

Representatives of KPMG LLP are expected to be present at the annual meeting. They have been offered the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Principal Independent Accountants' Fees and Services

The following table sets forth the approximate aggregate fees billed to the Corporation during or for fiscal years 2006 and 2007:

	2007	2006
Audit Fees (1)	$ 641,850	$ 618,000
Audit-Related Fees (2)	$ 0	$ 3,300
Tax Fees (3)	$ 7,900	$ 5,000
All Other Fees (4)	$ 0	$ 0
Total Fees	**$ 649,750**	**$ 626,300**

(1) Audit Fees: This category consists of the fees billed for those fiscal years for the audit of annual financial statements, review of the financial statements included in quarterly reports on Form 10-Q and services that are normally provided by the independent accountants in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) Audit-Related Fees: This category consists of fees billed in those fiscal years with respect to assurance and related services by the independent accountants that are reasonably related to the performance of the audit and review of financial statements and are not reported under "Audit Fees." All audit-related fees were pre-approved by the Audit Committee. The services for the fees billed in 2006 and disclosed under this category include the review of an SEC letter.

(3) Tax Fees: This category consists of fees billed in those fiscal years with respect to professional services rendered by the independent accountants for tax compliance, tax advice and tax planning. All tax fees were pre-approved by the Audit Committee. The services for the fees disclosed under this category include tax return review billed during 2006, and state tax credit analysis, and tax return review billed during 2007.

(4) All Other Fees: This category consists of fees not covered by "Audit Fees," "Audit-Related Fees" and "Tax Fees."

The Audit Committee has considered and concluded that the provision of services described above is compatible with maintaining the independence of KPMG LLP.

The Audit Committee has adopted a pre-approval policy regarding the rendering of audit and non-audit services by KPMG LLP. In general, audit fees are reviewed and approved by the Audit Committee annually. Non-audit services are pre-approved by the Audit Committee when necessary. The Audit Committee has delegated authority to its Chairman to pre-approve specific services to be rendered by KPMG LLP subject to disclosure to and affirmation by the Audit Committee of such pre-approvals when the Audit Committee next convenes a meeting.

Recommendation of the Board of Directors

The Board of Directors recommends a vote FOR the adoption of the proposal to ratify the appointment of KPMG LLP as SJW Corp.'s independent accountants for fiscal year 2008. Unless otherwise instructed, the proxy holders named in each proxy will vote the shares represented thereby FOR this Proposal.

OWNERSHIP OF SECURITIES

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the executive officers and directors of the Corporation, and persons who own more than 10 percent of a registered class of the Corporation's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange. These persons are required to furnish SJW Corp. with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such reports received by it, and written representations from certain reporting persons that no other reports were required during 2007, SJW Corp. believes that all Section 16(a) reporting obligations were met during 2007.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 31, 2008, certain information concerning ownership of shares of SJW Corp. common stock by each director of the Corporation, nominee for director and the Corporation's Chief Executive Officer, Chief Financial Officer and each of the Corporation's two other most highly compensated executive officers named in the Summary Compensation Table below (the "named executive officers"), and all directors, nominees and executive officers of SJW Corp. as a group and beneficial owners of five percent or more of the common stock of SJW Corp. Unless otherwise indicated, the beneficial ownership consists of sole voting and investment power with respect to the shares indicated, except to the extent that spouses share authority under applicable law. Except for shares of common stock held in brokerage accounts, which may, from time to time together with other securities in the account, serve as collateral for margin loans made in such accounts, none of the shares reported as beneficially owned have been pledged as security for any loan or indebtedness.

Name	Shares Beneficially Owned	Percent of Class
Directors and Nominees for Directors:		
Mark L. Cali (1)	34,908	*
J. Philip DiNapoli (2)	3,600	*
Douglas R. King (3)	4,500	*
George E. Moss (4) (5)	3,024,930	16.5%
Norman Y. Mineta	0	*
W. Richard Roth, President and Chief Executive Officer (6)	109,579	*
Charles J. Toeniskoetter (7)	1,800	*
Frederick R. Ulrich, Jr. (8)	2,836	*
Robert A. Van Valer (9)	10,000	*
Officers not listed above:		
Angela Yip, Chief Financial Officer and Treasurer (10)	8,322	*
George J. Belhumeur, Senior Vice President of Operations (11)	7,790	*
R. Scott Yoo, Chief Operating Officer (12)	12,512	*
All directors, nominees and executive officers as a group (12 individuals) (13)	3,220,777	17.4%
Beneficial owners of five percent or more not listed above:		
Nancy O. Moss (5) (14)	3,024,930	16.5%
Roscoe Moss, Jr. (15) 4360 Worth Street Los Angeles, California 90063 USA	2,137,868	11.6%
PowerShares Capital Management LLC (16) 1360 Peachtree Street NE Atlanta, Georgia 30309 USA	1,089,061	5.9%

* Represents less than one percent of the outstanding shares of SJW Corp.'s common stock.

(1) Includes (i) 11,658 shares of Common Stock held by the Mark Cali Revocable Trust, (ii) 21,000 shares of Common Stock held by Nina Negranti, Mr. Cali's spouse, as trustee of the Nina Negranti Revocable Trust, (iii) 1,200 shares of Common Stock held by Nina Negranti's IRA, and (iv) an aggregate of 1,050 shares of Common Stock held by Mr. Cali's children.

(2) Includes (i) 3,000 shares of Common Stock under a Keogh Plan and (ii) 600 shares of Common Stock held by a revocable trust of which Mr. DiNapoli and his spouse are trustees and beneficiaries.

(3) Includes 4,500 shares of Common Stock held by the King Family Trust dated June 6, 2005 of which Mr. King and Melinda King are trustees.

(4) Includes (i) 1,102,226 shares of Common Stock held by the George Edward Moss Trust, (ii) 794,834 shares of Common Stock held by the John Kimberly Moss Trust for which George Moss disclaims beneficial ownership, and (iii) 1,127,870 shares of Common Stock held by the Nancy O. Moss Trust for which George Moss disclaims beneficial ownership.

(5) The address for George E. Moss and Nancy O. Moss is 4360 Worth Street, Los Angeles, California 90063.

(6) Includes (i) 76,730 shares of Common Stock subject to options which were exercisable as of January 31, 2008 or which will become exercisable within 60 days thereafter, (ii) 14,549 shares of Common Stock and (iii) 18,300 shares of Common Stock held by a trust for which Mr. Roth is trustee.

(7) Includes (i) 600 shares of Common Stock held by a Family Trust and (ii) 1,200 shares of Common Stock held by a Profit Sharing Plan. Mr. Toeniskoetter has shared voting and investment powers with respect to such 1,200 shares.

(8) Includes 2,836 shares of Common Stock held by the Ulrich Family Trust dated July 6, 2000. Mr. Ulrich is a trustee of the Ulrich Family Trust.

(9) Includes 10,000 shares of Common Stock.

(10) Includes (i) 4,311 shares of Common Stock and (ii) 4,011 shares of Common Stock subject to options which were exercisable as of January 31, 2008 or which will become exercisable within 60 days thereafter.

(11) Includes (i) 1,122 shares of Common Stock, (ii) 5,508 shares of Common Stock held under an IRA account, and (iii) 1,160 shares of Common Stock subject to options which were exercisable as of January 31, 2008 or which will become exercisable within 60 days thereafter.

(12) Includes (i) 1,501 shares of Common Stock and (ii) 11,011 shares of Common Stock subject to options which were exercisable as of January 31, 2008 or which will become exercisable within 60 days thereafter.

(13) Includes 92,912 shares of Common Stock subject to options which were exercisable as of January 31, 2008 or which will become exercisable within 60 days thereafter.

(14) Includes (i) 1,127,870 shares of Common Stock held by the Nancy O. Moss Trust, (ii) 794,834 shares of Common Stock held by the John Kimberly Moss Trust for which Nancy O. Moss disclaims beneficial ownership, and (iii) 1,102,226 shares of Common Stock held by the George Edward Moss Trust for which Nancy O. Moss disclaims beneficial ownership.

(15) Pursuant to Amendment No. 3 to Schedule 13D filed with the SEC on May 10, 2005, by Roscoe Moss Jr. According to this Schedule 13D, Roscoe Moss Jr., as trustee of the Roscoe Moss Jr. Revocable Trust UA March 24, 1982, has sole power to vote and dispose of the shares.

(16) Pursuant to Schedule 13G filed with the SEC on February 14, 2008, by Invesco LTD on behalf of PowerShares Capital Management LLC. According to this Schedule 13G, PowerShares Capital Management LLC had sole voting power and sole dispositive power over 1,089,061 shares of Common Stock.

In addition to the ownership of the shares and options reported in the above table, as of January 31, 2008, the following directors, nominees to the Board and named executive officers held deferred stock awards covering shares of the Corporation's common stock as follows:

Name	Number of Shares
Directors and Nominees for Directors:	
Mark L. Cali	20,945(1)
J. Philip DiNapoli	27,730(1)
Drew Gibson	15,695(1)
Douglas R. King	7,205(1)
George E. Moss	26,443(1)
Norman Y. Mineta	0
W. Richard Roth, President and Chief Executive Officer	141,296(2)
Charles J. Toeniskoetter	20,945(1)
Frederick R. Ulrich, Jr.	0
Robert A. Van Valer	2,102(1)
Officers not listed above:	
Angela Yip, Chief Financial Officer and Treasurer	2,796(3)
George J. Belhumeur, Senior Vice President of Operations	2,017(3)
R. Scott Yoo, Chief Operating Officer	4,918(3)

(1) The shares of the Corporation's Common Stock underlying these deferred stock awards will be issued in one or more installments following the individual's cessation of such Board service or any earlier date as designated by the non-employee Board member pursuant to the special payment election provided to him in 2007.

(2) Includes 127,296 shares of the Corporation's Common Stock issuable pursuant to deferred and restricted stock awards which are subject to vesting schedules described below in Footnote 3 to this table. Also includes performance-based restricted stock units covering 7,000 shares of Common Stock granted to Mr. Roth under the Corporation's Long-Term Incentive Plan on January 25, 2007. Each unit will entitle Mr. Roth to receive one share of the Corporation's Common Stock when that unit vests. If the performance objective measured over the three-year period beginning January 1, 2007 is attained and Mr. Roth continues in the Corporation's employ through the completion of that period, then the 7,000 underlying shares of Common Stock will be issued to Mr. Roth in January 2010. Such units will be automatically converted into service-vesting units upon certain changes in control prior to the completion of the performance period. In addition, the units will vest in full on an accelerated basis upon Mr. Roth's termination of employment with the Corporation under certain prescribed circumstances. Also includes an additional performance-vesting restricted unit award covering 7,000 shares of Common Stock issued to Mr. Roth in January 2008. The award is subject to shareholder approval of Proposal 3 at the annual meeting. Provided such shareholder approval is obtained, the underlying shares will be issued in January 2011 if the performance objective measured over the three-year period beginning January 1, 2008 is attained and Mr. Roth continues in the Corporation's service through the completion of that period. The service-vesting component of the award may, however, become inapplicable in the event Mr. Roth's service terminates under certain circumstances. In addition, the units will automatically be converted into service-vesting units upon certain changes in control prior to the completion of the performance period.

(3) The shares of the Corporation's Common Stock issuable pursuant to these deferred stock awards are subject to vesting schedules tied to the individual's continued service with the Corporation or its affiliated companies. The shares which vest under each such award will be distributed either incrementally as they vest or in a lump sum or installment distribution following the individual's termination of service or the completion of any other designated deferral period.

For further information concerning the deferred stock awards, please see the following sections of this proxy statement: "Compensation of Directors" and "Executive Compensation and Related Information - Summary Compensation Table and Grants of Plan-Based Awards."

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the principles underlying the Corporation's compensation policies and decisions and the principal elements of the compensation paid to its executive officers during the 2007 fiscal year. The Corporation's Chief Executive Officer (the "CEO"), Chief Financial Officer and the other executive officers included in the Summary Compensation Table below will be referred to as the "named executive officers" for purposes of this discussion.

Compensation Objectives and Philosophy

The Executive Compensation Committee (the "Committee") of the Board of Directors is responsible for reviewing and approving the compensation payable to the Corporation's executive officers and other key employees. The Committee seeks to accomplish the following objectives with respect to the Corporation's executive compensation programs:

- Motivate, recruit and retain executives capable of meeting the Corporation's strategic objectives;

- Provide incentives to achieve superior executive performance and successful financial results for the Corporation; and
- Align the interests of executives with the long-term interests of shareholders.

The Committee seeks to achieve these objectives by:

- Establishing a compensation structure that is both market competitive and internally fair;
- Linking a substantial portion of compensation to the Corporation's financial performance and the individual's contribution to that performance;
- Providing risk for underachievement and upward leverage for exceptional performance; and
- Providing long-term equity-based incentives and encouraging direct share ownership by executives.

The Executive Compensation Committee is not authorized to delegate any of its authority with respect to executive officer compensation. However, it is authorized to hire independent compensation consultants and other professionals to assist in the design, formulation, analysis and implementation of compensation programs for the Corporation's executive officers and other key employees.

Setting Executive Compensation for 2007

Major compensation decisions, such as base salary adjustments and the value of long-term incentive grants, are generally made by the Committee prior to or at the beginning of the year. The Committee considers a variety of factors when setting the compensation for the named executive officers, including:

- Competitive benchmarking;
- Management's recommendations;
- Comparison of the Corporation's performance against certain operational and qualitative goals identified in the Corporation's strategic plan;
- Individual performance as assessed by the CEO and the Committee;
- The cost of living in the San Francisco Bay Area; and
- Tenure and internal pay equity.

Role of Management: During 2007, management provided the Committee with support in coordinating its regular activities and conducting its duties and responsibilities. Management also provided the Committee with recommendations regarding compensation actions for 2007, such as adjustments in base salary and bonus payouts. Finally, the CEO provided the Committee with his assessments of the individual performance of each of his direct reports.

Role of External Advisors: The Committee has engaged Frederic W. Cook & Co., Inc. ("FWC"), a national executive compensation consulting firm, to serve as the Committee's independent compensation consultant ("consultant"). In December 2006, the consultant prepared an executive compensation benchmarking study at the request of the Committee. The consultant also attended the majority of Committee meetings during the 2007 fiscal year and provided general advice regarding compensation issues throughout the year. The consultant did not perform any services on behalf of management and did not have any potential business conflicts with its role as an independent advisor. Management did not engage a separate consultant.

Benchmarking: The Committee relied extensively on the executive compensation benchmarking report prepared by the consultant in December 2006 when setting the 2007 compensation program. This study benchmarked the compensation paid by comparable publicly-traded water, electricity and natural gas utility companies. It is the Committee's objective to target the total annual compensation (base salary, target bonus and equity awards) of each executive officer at a level between the 50th and 75th percentiles for comparable positions at the peer group companies.

The peer companies were selected by the consultant on the basis of objective industry classifications and financial size criteria (revenue and market capitalization). The peers were divided into two groups, a primary group consisting of seven water utilities, and a secondary group of 13 additional electricity and natural gas utilities. The secondary group was used in order to provide additional perspective with respect to executive compensation levels at companies in other regulated industries. The Committee believes that all of the peer companies represent primary competitors for executive labor and investment capital.

Primary Peers (Water Utilities)		
American States Water	Aqua America	Artesian Resources
California Water Service	Connecticut Water Service	Middlesex Water
Southwest Water		

Secondary Peers (Electricity and Natural Gas Utilities)		
Cascade Natural Gas	Central Vermont Public Service	CH Energy Group
Chesapeake Utilities	Empire District Electric	EnergySouth
Green Mountain Energy	Northwest Natural Gas	MGE Energy
Otter Tail Corp	SEMCO Energy	South Jersey Industries
Unitil		

Components of Compensation

For the 2007 fiscal year, the Corporation's executive compensation program included the following components:

- Base salary
- Annual short-term cash incentives
- Long-term equity incentive awards
- Retirement benefits
- Special benefits and perquisites and
- Change in control and other severance agreements

There is no pre-established policy for allocation of compensation between cash and non-cash components or between short-term and long-term components, nor are there pre-established ratios between the CEO and other executive officers. Instead, the Committee determines the mix of compensation for each executive officer based on its review of the competitive data and its subjective analysis of that individual's performance and contribution to the Corporation's financial performance.

Base Salary

It is the Committee's objective to set a competitive annual base salary for each executive officer. The Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their executive officers with a guaranteed annual component of compensation that is not subject to performance risk.

The Committee believes that the 2007 base salaries for the named executives were at approximately the 75th percentile of the competitive base salary amounts paid by the peer group companies. The Committee considers this positioning appropriate given each executive's tenure and responsibilities with the company, as well as the high cost of living in the San Francisco Bay Area.

For the 2007 fiscal year, each named executive officer's salary was increased by approximately 3.5 percent from 2006 rates to cover cost-of-living increases based on the Bay Area consumer price index. No other adjustments were made.

Name	Title	2006 Salary	2007 Salary	% Increase
W. Richard Roth	President and Chief Executive Officer	$ 425,000	$ 440,000	3.5%
R. Scott Yoo	Chief Operating Officer	$ 280,000	$ 290,000	3.6%
Angela Yip	Senior Vice President and Chief Financial Officer	$ 270,000	$ 280,000	3.7%
George J. Belhumeur.	Senior Vice President of Operations	$ 270,000	$ 280,000	3.7%

For the 2008 fiscal year, the Committee has approved market-based and cost-of-living adjustments of approximately 3.5 percent for each named executive as follows:

Name	Title	2007 Salary	2008 Salary	% Increase
W. Richard Roth	President and Chief Executive Officer	$ 440,000	$ 455,000	3.4%
R. Scott Yoo	Chief Operating Officer	$ 290,000	$ 300,000	3.4%
Angela Yip	Senior Vice President and Chief Financial Officer	$ 280,000	$ 290,000	3.6%
George J. Belhumeur.	Senior Vice President of Operations	$ 280,000	$ 290,000	3.6%

Annual Bonus

As part of their compensation package, the Corporation's executive officers have the opportunity to earn annual cash bonuses. Cash awards are designed to reward superior executive performance while reinforcing the Corporation's short-term strategic operating goals. Each year, the Committee establishes a target award for each named executive officer based on either a percentage of base salary or a specific dollar amount. Annual bonus targets as a percentage of salary increase with executive rank so that for the more senior executives, a greater proportion of their total cash compensation is contingent upon annual performance. It is the Committee's intention to target annual bonus award opportunities at the median of similar opportunities offered by the peer group companies. For the 2007 fiscal year awards, target awards ranged from 14 percent to 25 percent of base salary for the named executive officers, with the potential payout ranging from 0 percent to 150 percent of target for the CEO, and from 0 percent to 200 percent of target for the other named executive officers based on the Committee's assessment of both the Corporation's and the officer's performance for such year.

The 2007 fiscal year bonus awards were based on the Committee's assessment of both the Corporation's financial performance for that year and the executive officer's individual performance. The performance metrics which the Committee took into account in its review included return on equity (ROE), environmental and regulatory compliance, approval of specified rate increases, implementation of strategic organizational changes and the attainment of certain water industry objectives. However, the bonus potential established for each executive officer was not pre-allocated to those various metrics, and the attainment of one or more of those metrics did not guarantee that a named executive officer would be awarded any specific bonus amount.

As stated above, the actual bonus amount for each named executive officer for the 2007 fiscal year was determined by the Committee based on its overall assessment of the Corporation's performance for the year, evaluated in terms of the foregoing financial and non-financial metrics, and the officer's contribution to that performance. The Committee in making its overall assessment of the Corporation's 2007 fiscal year performance and each named executive officer's contribution to that performance took into account a number of factors, including the following primary factors:

- Achievement of 10.13 percent authorized ROE for San Jose Water Company;

- Structural changes to compensation and benefit plans resulting in projected long-term cost savings;

- Implementation of succession planning and key organizational enhancements in the following areas: Engineering, Regulatory Affairs, Corporate Communications, and Business Development;

- Development and implementation of "Green" company environmental programs, including advanced energy management programs, applications of solar power and hybrid energy technology; and

- Successful evaluation and analysis of other initiatives identified in the Corporation's Strategic Plan.

However, none of the foregoing factors were pre-established as a requisite condition to the 2007 bonus award, and the actual bonuses awarded for such year were determined in the Committee's discretion based on its year-end evaluation of corporate and individual performance.

In December 2007, the Committee awarded annual bonuses at 80 percent of target for the named executive officers. In January 2008, the Committee approved an additional $13,000 bonus award for Ms. Yip in recognition of her leadership in achieving effective cost control measures in 2007. The table below details fiscal year 2007 annual bonus targets and actual payouts for each of the named executive officers.

Name	Title	2007 Target Bonus ($)	2007 Target Bonus (% Salary)	2007 Actual Bonus ($)	2007 Actual Bonus (% Target)
W. Richard Roth	President and Chief Executive Officer	$ 110,000	25%	$ 88,000	80%
R. Scott Yoo	Chief Operating Officer	$ 50,000	17%	$ 40,000	80%
Angela Yip	Senior Vice President and Chief Financial Officer	$ 40,000	14%	$ 45,000	112.5%
George J. Belhumeur...	Senior Vice President of Operations	$ 40,000	14%	$ 32,000	80%

Change for Fiscal Year 2008: In January 2008, the Committee set the bonus potential for the Chief Executive Officer for the 2008 fiscal year. Unlike the subjective bonus amounts for prior years, the dollar amount of the 2008 fiscal year bonus will be tied to the level at which the Corporation attains the performance goals established by the Committee for that year. At threshold level attainment, the Chief Executive Officer's bonus potential has been set at $56,875 (12.5 percent of base salary); for target level attainment, the bonus potential is $113,750 (25 percent of base salary); and at above-target level attainment, the applicable bonus potential is $170,625 (37.5 percent of base salary). The actual bonus amount will accordingly vary from 0 percent to 150 percent of the target bonus amount based on the level at which the various performance goals are attained. The Corporation's performance goals for the 2008 fiscal year, together with the target bonus allocated to each goal, are as follows:

Performance Criteria	Goals and Minimum and Maximum Thresholds	Allocation of Target Amount ($) (1)
San Jose Water Company...... ROE for 2008 Fiscal Year	Target Goal: 10.13% Minimum Threshold: At least 9.13% Maximum Goal: At least 11.13%	$ 75,835
Compliance (Environmental)...	Maximum Goal: Zero water quality or other environmental violations (Goal and Minimum Threshold are not applicable).	$ 18,960
San Jose Water Company...... Operational Goal (2)	Target Goal: Achieve 80% of identified key water industry objectives measured primarily in terms of service, reliability and efficiency. Minimum Threshold: Achieve 70% of identified water industry objectives. Maximum Goal: Achieve 90% of identified key water industry objectives.	$ 18,955

(1) The target 2008 annual cash bonus amount is equal to $113,750, which is 25% of Mr. Roth's base salary per his employment agreement. The actual bonus may range from 0% to 150% of the target amount based on the Committee determination of the achievement of the performance goals.

- If the goal is attained, 100% of the allocated amount will be paid.
- If only the minimum threshold is attained, then 50% of the allocated amount will be paid.
- If the maximum goal is attained, then 150% of the allocated amount will be paid; and
- Should the actual level of attainment of any such performance goal be between two of the designated levels, then the bonus potential will be interpolated on a straight-line basis.

(2) The key water industry objectives will be established by March 31, 2008.

On December 6, 2007, the Committee approved the following 2008 performance-based target bonus amounts for the other named executive officers: (i) $40,000 for each of Angela Yip and George J. Belhumeur and (ii) $50,000 for R. Scott Yoo. The target bonus for each such individual is in the same dollar amount as his or her target bonus for the 2007 fiscal year. The actual bonus amount which any such named executive officer may earn for the 2008 fiscal year may range from 0 to 200 percent of his or her target bonus and will be based 75 percent on company performance and 25 percent on individual performance. Company performance will be measured in terms of return on equity, environmental compliance and the attainment of certain water industry objectives, utilizing the same goals and the same proportions as in effect for the CEO's bonus as summarized in the table above. Individual performance will be measured against the achievement of specific operational goals or completion of specific projects or initiatives as determined by the CEO and the Committee. Such specific goals and projects have not yet been determined. It is expected that they will be established by March 31, 2008.

Long-Term Incentive Equity Awards

A significant portion of each senior executive's compensation is provided in the form of long-term incentive equity awards under the Corporation's Long-Term Incentive Plan ("LTIP"). Long-term incentive awards are typically made to senior executives in the form of restricted stock units ("RSUs"). It is the Committee's belief that RSUs are essential to the retention of the executive officers and will help to advance the share ownership guidelines the Committee has established for the executive officers. The RSUs have vesting schedules which provide a meaningful incentive for the executive officer to remain in the Corporation's service. These equity awards also serve as an important vehicle to achieve the Committee's objective of aligning management and shareholder interests. In addition, RSUs are less dilutive to shareholders than traditional option grants and provide a more direct correlation between the compensation cost the Corporation must record for financial accounting purposes and the value delivered to the executive officers.

Beginning with the 2006 fiscal year awards made in December 2006, the Committee has followed a grant practice of tying equity awards to its annual year-end review of individual performance and its assessment of the Corporation's performance. Accordingly, it is expected that any equity awards to the executive officers will be made on an annual basis during the last month of each fiscal year or the first month of the succeeding fiscal year. The Committee does not have any policy or practice of timing such awards to the release of the Corporation's financial results.

The values reported in the Summary Compensation Table under the Stock Awards and Option Awards columns reflected SJW's stock-based compensation expense as calculated under SFAS 123R for the 2007 fiscal year. Those values take into account compensation expense attributable to all outstanding equity awards, whether granted during the 2007 fiscal year or earlier fiscal years, and do not represent the value of awards determined and granted by the Committee during 2007.

Fiscal Year 2007 Awards: On January 25, 2007, the Committee granted the CEO a RSU award (the "Service RSUs") covering 14,000 shares of common stock. The Service RSUs vests in three successive equal annual installments upon the CEO's completion of each year of service with the Corporation over the three-year period measured from the date of grant. Half of the shares subject to the Service RSUs are issued as they vest. The remaining vested shares will be deferred until the earlier of the CEO's termination of employment or a change in control, subject to any required holdback under applicable law. Those RSUs include certain dividend equivalent rights.

The CEO also received an RSU award for an additional 7,000 shares on January 25, 2007. The additional RSU award was performance-based ("Performance RSU") and will vest if the Corporation achieves an annualized total shareholder return of eight percent over the three-year period from January 1, 2007 until December 31, 2009, provided the CEO remains in employment through such date. However, the award is subject to accelerated vesting in the event the CEO's employment is terminated under certain circumstances and will convert into a service-only vesting award should a change in control of the Corporation occur during the three-year performance period. That Performance RSU award does not include dividend equivalent rights.

No other named executive officers received a grant during fiscal year 2007. However, grants for fiscal year 2007 performance were made at the beginning of fiscal year 2008 (see below).

Fiscal Year 2008 Awards: Equity grants made to the named executive officers in 2008 (with the exception of the CEO) were solely in the form of service-vesting RSUs. The RSUs do not include dividend equivalent rights. Each RSU award will vest, and the underlying shares of the Corporation's common stock will be issued, in four successive equal annual installments over the four-year period of service measured from the award date, subject to accelerated vesting upon a change in control of the Corporation or termination of employment under certain circumstances. Each of the named executive officers (with the exception of the CEO) received his or her RSU award on January 2, 2008. The chart below indicates the number of shares of the Corporation's common stock underlying those RSU awards:

Name	Title	Number of Underlying Shares
R. Scott Yoo.............	Chief Operating Officer	2,519
Angela Yip..............	Senior Vice President and Chief Financial Officer	1,481
George J. Belhumeur......	Senior Vice President of Operations	1,481

On January 30, 2008, the Committee granted the CEO a Service RSU award covering 14,000 shares of common stock. The Service RSUs will vest, and the underlying shares of common stock will be issued, in three successive equal annual installments upon the CEO's completion of each of year of service with the Corporation over the three-year period measured from the date of grant, subject to accelerated vesting upon a change in control of the Corporation or termination of employment under certain circumstances. The Service RSU does not include dividend equivalent rights.

The CEO also received a Performance RSU award for an additional 7,000 shares on January 30, 2008. This RSU award will vest if the Corporation achieves an annualized total shareholder return of eight percent over the three-year period from January 1, 2008 until December 31, 2010, provided the CEO remains in employment through such date. However, the service-vesting component of the award may become inapplicable should the CEO's employment terminate under certain circumstances. In addition the Performance RSU will convert into a service-only vesting award should a change in control of the Corporation occur during the three-year performance period. The Performance RSU award does not include dividend equivalent rights and is subject to shareholder approval of Proposal 3 at the annual meeting.

The CEO and the other named executive officers also have outstanding dividend equivalent rights with respect to stock option grants made to them in prior fiscal years. Under those agreements, the executive officers are entitled to dividend equivalent credits with respect to the underlying option shares for up to a four-year period measured from the grant date of each applicable option. The CEO also has similar dividend equivalent rights with respect to deferred stock units originally awarded to him in 2003 as part of his employment agreement. Each of these various dividend equivalent rights has a compounding effect in that the dividend equivalents credited to the executive officer are subsequently converted into deferred shares of common stock at the end of each fiscal year, and dividend equivalents are in turn paid on those additional deferred shares.

Executive Benefits and Perquisites

The executive officers are provided with certain market competitive benefits and perquisites. It is the Committee's belief that such benefits are necessary for the Corporation to remain competitive and to attract and retain top caliber executive officers, since such benefits are typical of those provided by companies in the utility industry and by other companies with which the Corporation competes for executive talent.

Retirement Benefits: Executive officers are eligible to receive retirement benefits under the Retirement Plan of San Jose Water Company, a tax-qualified defined benefit plan covering a broad spectrum of the Corporation's employees, and the Executive Supplemental Retirement Plan ("SERP"), an unfunded non-qualified plan in which only senior officers and other designated members of management may participate. A description of these plans and the benefits payable to each named executive officer upon retirement are set forth below in the "Pension Benefits" table and the accompanying narrative. The pension benefits payable to the executive officers increase in correlation with increases in salary and years of service. The present value of the accrued pension benefit will reflect such increases but will also fluctuate from year to year based on the interest used to discount anticipated future payments so that when interest rates increase for example, the present value associated with the underlying benefit may decrease.

Executive officers are also eligible to participate in the Salary Deferral Plan of San Jose Water Company, a tax-qualified 401(k) defined contribution plan. The Corporation matches up to four percent of each participant's contributions, within statutory IRS limits. Executive officers also participate in the Corporation's Employee Stock Purchase Plan, pursuant to which they can purchase shares of the Corporation's common stock at a discount periodically through their accumulated payroll deductions. Both plans are open to all employees and officers upon the same terms and conditions.

The executive officers and certain other highly compensated employees may also participate in San Jose Water Company's Special Deferral Election Plan pursuant to which eligible participants may defer receipt of salary and bonus payments. The deferred amounts are currently credited with a fixed rate of interest equal to the lesser of the current 30-year long-term cost of borrowing funds to San Jose Water Company, as measured at the start of each fiscal year, or 120 percent of the long-term Applicable Federal Rate ("AFR") determined at the start of the fiscal year and based on semi-annual compounding. A description of the plan and the amounts deferred thereunder are set forth in the "Non-Qualified Deferred Compensation" table and the accompanying narrative.

Other Benefits and Perquisites: All administrative employees, including executive officers, are eligible to receive standard health, disability, life and travel insurance, and professional development benefits. In addition, the Corporation provides certain executives with (i) vehicles for business use and personal commutes and (ii) club memberships. The Corporation also holds season tickets to sporting and cultural events in the CEO's name and under its name, which the CEO, executive officers and other personnel of the Corporation may use for non-business purposes on occasions. In 2007, the Corporation also paid for air travel costs for the spouses of the CEO and other named executive officers to accompany them on business related trips. The Corporation does not provide tax gross-ups for any imputed income in connection with providing these benefits and perquisites.

Executive Severance Plan and CEO Employment Agreement

Executive Severance Plan: The Corporation has implemented the Executive Severance Plan under which the CEO and the other named executive officers will become entitled to certain severance benefits in the event their employment terminates under certain defined circumstances in connection with a change in control of the Corporation. Such benefits will be triggered in connection with a change in control only if the employment of such officers is terminated by the Corporation other than for cause or they resign in connection with a material reduction in their duties or responsibilities, a decrease in their compensation, or a relocation of their principal place of employment.

The principal features of the Executive Severance Plan are summarized below in the section of the proxy statement entitled "Employment Agreements, Termination of Employment, and Change in Control Arrangements." It is the Committee's belief that the severance benefits provided under such plan, including any tax gross-up payment to cover parachute payment taxes under Code Section 4999, have been set at a fair and reasonable level based on the years of service the named executive officers have rendered the Corporation and the dedication and commitment to the Corporation each of them has shown over those years. Mr. Roth has been with the Corporation for 18 years, and the length of service of each of the other named executive officers is in excess of 20 years.

It is the Committee's understanding that the benefits provided under the Executive Severance Plan are representative of the severance benefits payable to long-tenured executive officers in the utilities industry and reflect the fact that the Corporation's named executive officers do not have a significant equity interest in the Corporation which would provide them with a substantial return upon a change in control transaction. The Executive Severance Plan has been designed to provide a level of financial security to the executive officers which will assure their continued attention and commitment to the strategic business objectives of the Corporation, even in change in control situations where their continued employment may be at risk. It is the Committee's belief that such financial protection for the executive officers is necessary in connection with a change in control transaction in order to eliminate any potential financial conflicts the executive officers may have while evaluating the merits of a potential transaction.

CEO Employment Agreement: The Corporation has an existing employment agreement with the CEO with an initial three-year term measured from the January 1, 2003 effective date and with an automatic renewal feature each year so that there will always be a continuing two-year term, unless the Corporation provides timely notice of non-renewal. The principal terms of the employment agreement are also summarized in the section of the proxy statement entitled "Employment Agreements, Termination of Employment and Change in Control Arrangements". Pursuant to this agreement, Mr. Roth will become entitled to severance benefits comparable to those payable under the Executive Severance Plan, should his employment terminate under certain defined circumstances in the absence of a change in control. The Committee believes that such protections for CEOs are typical for the industry and competitive with the market.

Executive Share Ownership Guidelines

In 2006, the Committee established a policy requiring executive officers to achieve specific share ownership guidelines within five years of the adoption of the policy. The Committee believes that such a policy is consistent with its philosophy of encouraging executive stock ownership and will serve to further align the interests of the executive officers with those of shareholders. Pursuant to the policy, executive officers will be required to own shares having value equal to two times annual base salary for the CEO and one time annual base salary for the other senior executive officers (including the named executive officers). Shares owned outright, shares underlying unvested restricted stock units, and shares underlying deferred stock units resulting from voluntary deferrals of cash compensation all count towards the guideline. Until the guideline is met, each executive is required to hold any shares issued upon the vesting of restricted stock units (net of any shares withheld or sold to cover taxes). As of December 31, 2007, W. Richard Roth had complied with the policy, and the other executive officers have until June 2011 in which to comply.

IRC Section 162(m) Compliance

As a result of Section 162(m) of the Internal Revenue Code, publicly-traded companies such as the Corporation are not allowed a federal income tax deduction for compensation, paid to the CEO and the four other highest paid executive officers, to the extent that such compensation exceeds $1 million per officer in any one year and does not otherwise qualify as performance-based compensation. The Corporation's Long-Term Incentive Plan is structured so that compensation deemed paid to an executive officer in connection with the exercise of stock options should qualify as performance-based compensation that is not subject to the $1 million limitation. Other awards made under such plan may or may not so qualify. In establishing the cash and equity incentive compensation programs for the executive officers, it is the Committee's view that the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Committee may deem it appropriate to continue to provide one or more executive officers with the opportunity to earn incentive compensation, including cash bonus programs tied to the Corporation's financial performance and restricted stock units awards, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. It is the Committee's belief that cash and equity incentive compensation must be maintained at the requisite level to attract and retain the executive officers essential to the Corporation's financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation. However, for the 2007 fiscal year, the total amount of compensation paid by the Corporation (whether in the form of cash payments or upon the exercise or vesting of equity awards) should be deductible and not affected by the Section 162(m) limitation. In future years, it is possible that the total amount of compensation paid by the Corporation will not be entirely deductible. However, if the shareholders approve the new Executive Officer Short-Incentive Plan and the Amended and Restated Long-Term Incentive Plan at the annual meeting, the Committee will have the authority to make awards under both plans in the future that qualify as performance-based compensation for Section 162(m) purposes.

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned for services rendered in all capacities to the Corporation and its subsidiaries for the years ended December 31, 2006 and December 31, 2007 by the Corporation's Chief Executive Officer, Chief Financial Officer and each of the Corporation's two other most highly compensated executive officers whose total compensation for the 2007 fiscal year (exclusive of the amounts reported in column (h) of such table) was in excess of $100,000 and who were serving as executive officers at the end of the 2007 fiscal year. No other executive officers who would have otherwise been includable in such table on the basis of total compensation for the 2007 fiscal year (exclusive of any amounts that would have been reportable in column (h) of such table) have been excluded by reason of their termination of employment or change in executive status during that year. The listed individuals shall be hereinafter referred to as the "named executive officers."

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)	Bonus ($)(1) (d)	Stock Awards ($) (2)(3) (e)	Option Awards ($) (2)(4) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(7) (i)	Total ($) (j)
W. Richard Roth, ... President and Chief Executive Officer of SJW Corp.	2007	$ 440,000	$ 88,000	$ 284,696	$ 69,620	-	$ 205,771 (5)	$ 24,286	$ 1,112,373
	2006	$ 425,000	$ 159,375	$ 81,139	$ 89,660	-	$ 532,883 (6)	$ 23,000	$ 1,311,057
George J. Belhumeur, . . Senior Vice President of Operations of San Jose Water Company	2007	$ 280,000	$ 32,000	$ 4,736	$ 4,146	-	$ 13,326 (5)	$ 18,307	$ 352,515
	2006	$ 270,000	$ 40,000	-	$ 5,152	-	$ 294,369 (6)	$ 17,219	$ 626,740
Angela Yip, ... Chief Financial Officer and Treasurer of SJW Corp.	2007	$ 280,000	$ 45,000	$ 14,208	$ 4,146	-	$ 65,961 (5)	$ 15,012	$ 424,327
	2006	$ 270,000	$ 40,000	-	$ 5,152	-	$ 110,043 (6)	$ 16,187	$ 441,382
R. Scott Yoo. . . . . Chief Operating Officer of San Jose Water Company	2007	$ 290,000	$ 40,000	$ 18,944	$ 22,789	-	$ 135,779 (5)	$ 20,917	$ 528,429
	2006	$ 280,000	$ 50,000	-	$ 23,736	-	$ 216,957 (6)	$ 18,434	$ 589,127

(1) Includes amounts deferred under the Corporation's Special Deferral Election Plan, a non-qualified deferred compensation plan for the Corporation's officers and other select management personnel, and San Jose Water Company's Salary Deferral Plan, a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code.

(2) Represents the compensation costs recognized for financial statement reporting purposes for the 2006 and 2007 fiscal years in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment," which will be referred to in this proxy statement as SFAS 123(R).

(3) For the 2007 fiscal year, represents the SFAS 123(R) costs for such year attributable to deferred stock awarded to the named executive officers, whether during the 2007 fiscal year or prior fiscal years. The compensation costs are based on the grant date fair value of each deferred stock award and do not take into account any estimated forfeitures related to service-vesting conditions. Such grant date fair value has been calculated on the basis of the fair market value of the Corporation's common stock on the respective date of each deferred stock award.

(4) For the 2007 fiscal year, represents the SFAS 123(R) costs for such year attributable to stock options granted to the named executive officers, whether during the 2007 fiscal year or prior fiscal years. The compensation costs are based on the grant date fair value of each option grant and do not take into account any estimated forfeitures related to service-vesting conditions. Assumptions used in the calculation of the SFAS 123(R) grant date fair value of each option are set forth in Note 12 to the Corporation's consolidated financial statements included in its annual reports on Form 10-K for the 2007, 2006 and 2005 fiscal years.

(5) Consists of the increase in the actuarial present value of each named executive officer's accumulated retirement benefits recorded for the 2007 fiscal year.

Description	W. Richard Roth	George J. Belhumeur	Angela Yip	R. Scott Yoo
Increase in Actuarial Present Value of Pension	$ 205,771	$ 13,326	$ 65,961	$ 135,779

(6) Consists of the following amounts for each of the named executive officers: (i) above market earnings on deferred compensation under the non-qualified Special Deferral Election Plan to the extent the fixed interest rate of 5.85% for the 2006 fiscal year exceeded the applicable federal rate of 5.62% for 2006 and (ii) the increase in the actuarial present value of the named executive officer's accumulated retirement benefits recorded for the 2006 fiscal year:

Description	W. Richard Roth	George J. Belhumeur	Angela Yip	R. Scott Yoo
Above Market Earnings (i)	$ 948	$ 97	$ 186	$ 134
Increase in Actuarial Present Value of Pension (ii)	$ 531,935	$ 294,272	$ 109,857	$ 216,823
Total	$ 532,883	$ 294,369	$ 110,043	$ 216,957

(7) Consists of the following amounts for each of the named executive officers: (i) spousal travel expenses, (ii) personal use of tickets to sporting events, (iii) club memberships, (iv) personal use of company car, and (v) 401(k) employer match:

For the Year Ended December 31, 2007

Description	W. Richard Roth	George J. Belhumeur	Angela Yip	R. Scott Yoo
Spousal Travel Expenses	$ 904	$ 835	$ 560	$ 1,517
Personal Use of Tickets To Sporting Events	-	-	-	-
Club Memberships	$ 7,303	$ 1,060	$ 847	$ 1,145
Personal Use of Company Vehicle	$ 7,079	$ 7,412	$ 5,540	$ 9,255
401(k) Employer Match	$ 9,000	$ 9,000	$ 8,065	$ 9,000
Total	$ 24,286	$ 18,307	$ 15,012	$ 20,917

For the Year Ended December 31, 2006

Description	W. Richard Roth	George J. Belhumeur	Angela Yip	R. Scott Yoo
Spousal Travel Expenses	$ 2,192	-	-	-
Personal Use of Tickets To Sporting Events	$ 337	-	-	-
Club Memberships	$ 5,504	$ 1,158	$ 924	$ 1,140
Personal Use of Company Vehicle	$ 8,121	$ 7,789	$ 6,678	$ 8,694
401(k) Employer Match	$ 6,846	$ 8,272	$ 8,585	$ 8,600
Total	$ 23,000	$ 17,219	$ 16,187	$ 18,434

Grants of Plan-Based Awards

The following table provides certain summary information concerning each grant of an award made to a named executive officer in the 2007 fiscal year under a compensation plan. During the 2007 fiscal year, there were no non-equity incentive plan awards made to the named executive officers.

			Estimate Future Payouts Under Equity Incentive Plan Awards						
Name (a)	Grant Date (b)	Authorization (b1)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Value (3) (l)
W. Richard	1-25-2007	1-25-2007	-	7,000 (1)	7,000 (1)	-	-	-	$ 119,420
Roth	1-25-2007	1-25-2007	-	-	-	14,000 (2)	-	-	$ 522,620
George J. Belhumeur	-	-	-	-	-	-	-	-	-
Angela Yip	-	-	-	-	-	-	-	-	-
R. Scott Yoo	-	-	-	-	-	-	-	-	-

(1) On January 25, 2007, Mr. Roth was awarded restricted stock units under the Long-Term Incentive Plan covering 7,000 shares of common stock. The restricted stock units are performance-based and will vest if the Corporation achieves an annualized total shareholder return of eight percent over the three-year period from January 1, 2007 until December 31, 2009, provided Mr. Roth remains in the Corporation's employ through such date. However, the units will vest in full, and the underlying shares will become immediately issuable, on an accelerated basis if Mr. Roth ceases service by reason of death or disability, resignation for good reason or an involuntary termination other than for good cause. The units will convert into a service-only vesting award should a change in control of the Corporation occur during the three-year performance period, and those units will vest on an accelerated basis, and the underlying shares of common stock will become immediately issuable, should Mr. Roth's service cease by reason of death or disability, resignation for good reason or an involuntary termination other than for good cause. The performance-based restricted stock units do not include dividend equivalent rights. A portion of the vested shares which become issuable under such award will be withheld by the Corporation to cover the applicable withholding taxes.

(2) On January 25, 2007, Mr. Roth was also awarded restricted stock units under the Corporation's Long-Term Incentive Plan covering an additional 14,000 shares of the Corporation's common stock. The restricted stock units will vest in three successive equal annual installments upon Mr. Roth's completion of each of year of service with the Corporation over the three-year period measured from the date of grant. Half of the shares of common stock underlying the restricted stock units will be issued as those units vest. The remaining vested shares will not be issued until the earlier of Mr. Roth's termination of employment or a change in control. However, all of the units will vest, and the underlying shares of common stock will become immediately issuable, on an accelerated basis if Mr. Roth ceases service by reason of death or disability, resignation for good reason or an involuntary termination other than for good cause. Immediate vesting will also occur in the event there is a change in control of the Corporation in which the units are not assumed or otherwise continued in effect or replaced with an equivalent cash retention program. The restricted stock units have dividend equivalent rights pursuant to which Mr. Roth will be credited each year with the cash dividends which would have been paid on the unvested shares underlying those restricted stock units had the shares been actually outstanding. The dividends credited each year will be paid in cash at the end of that year. As the vested shares become issuable from time to time under such award, a portion of those shares will be withheld by the Corporation to cover the applicable withholding taxes.

(3) Represents the SFAS 123(R) grant date value of the award. Such grant date value was determined on the basis of the closing selling price per share of the Corporation's common stock on the applicable grant date.

On January 2, 2008, Messrs. Belhumeur and Yoo and Ms. Yip were awarded restricted stock units under the Corporation's Long-Term Incentive Plan. Each restricted unit will entitle the officer-recipient to receive one share of the Corporation's common stock on the applicable vesting date of that unit. The restricted stock units will vest in a series of four successive equal annual installments upon the officer's completion of each year of service with the Corporation over the four-year period measured from the award date (January 2, 2008). The units will vest in full, and the underlying shares will become immediately issuable, upon an accelerated basis if (i) the officer's service terminates by reason of death or disability or (ii) the officer is involuntarily terminated other than for cause, or resigns for good reason, within 24 months after a change in control. The restricted stock units do not provide the officer with dividend equivalent rights. A portion of the vested shares which become issuable under the units will be withheld by the Corporation to cover the applicable withholding taxes. The chart below indicates the number of shares of the Corporation's common stock underlying those restricted stock unit awards:

Name	Number of Underlying Shares
R. Scott Yoo	2,519
Angela Yip	1,481
George J. Belhumeur	1,481

On January 30, 2008, Mr. Roth was awarded restricted stock units under the Long-Term Incentive Plan covering 14,000 shares of the Corporation's common stock. The restricted stock units will vest, and the underlying shares of common stock will be issued, in three successive equal annual installments upon his completion of each year of service with the Corporation over the three-year period measured from the date of grant, subject to accelerated vesting upon a change in control of the Corporation or termination of employment under certain circumstances. The restricted stock units do not include dividend equivalent rights.

On January 30, 2008, Mr. Roth was also awarded performance-vesting restricted stock units under the Long-Term Incentive Plan covering an additional 7,000 shares of the Corporation's common stock. The restricted stock units will vest, and the underlying shares will be issued, if the Corporation achieves an annualized total shareholder return of eight percent over the three-year period from January 1, 2008 until December 31, 2010, provided Mr. Roth remains in the Corporation's employ through such date. However, the service-vesting component of the award may become inapplicable should his employment terminate under certain circumstances. In addition the restricted stock units will convert into a service-only vesting award should a change in control of the Corporation occur during the three-year performance period. The restricted stock units do not include dividend equivalent rights and are subject to shareholder approval of Proposal 3 at the annual meeting.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain summary information concerning outstanding equity awards held by the named executive officers as of December 31, 2007.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested ($) (j)
W. Richard Roth	9,071 (1)	-	-	$ 14.00	4/28/2013	10,500 (5)	$ 364,035(5)	7,000 (9)	$ 242,690 (9)
	31,927 (2)	10,643 (2)	-	$ 14.85	1/1/2014	2,019 (6)	$ 70,000(6)	-	-
	16,726 (3)	16,726 (3)	-	$ 17.63	1/2/2015	14,000 (8)	$ 485,380(8)	-	-
George J... Belhumeur.	- (1)	-	-	$ 14.00	4/28/2013	123 (6)	$ 4,264(6)	-	-
	-	533 (2)	-	$ 14.85	1/1/2014	387 (7)	$ 13,417(7)	-	-
	-	1,254 (3)	-	$ 17.63	1/2/2015				
Angela Yip	- (1)	-	-	$ 14.00	4/28/2013	129 (6)	$ 4,472(6)	-	-
	1,597 (2)	533 (2)	-	$ 14.85	1/1/2014	1,161 (7)	$ 40,252(7)	-	-
	1,254 (3)	1,254 (3)	-	$ 17.63	1/2/2015				
R. Scott Yoo	- (1)	-	-	$ 14.00	4/28/2013	476 (6)	$ 16,503(6)	-	-
	1,597 (2)	533 (2)	-	$ 14.85	1/1/2014	1,548 (7)	$ 53,669(7)	-	-
	1,254 (3)	1,254 (3)	-	$ 17.63	1/2/2015				
	7,000 (4)	7,000 (4)	-	$ 27.69	7/27/2015				

(1) Represent Stock Options granted on April 29, 2003 which vested in four successive equal annual installments over the four-year period of service measured from the date of grant. As of December 31, 2007, the shares were fully vested and exercisable.

(2) Represent Stock Options granted on January 2, 2004 which vest in four successive equal annual installments over the four-year period of service measured from the date of grant. As of December 31, 2007, 25% of the shares remained unvested and unexercisable. Those shares vested on January 2, 2008.

(3) Represent Stock Options granted on January 3, 2005 which vest in four successive equal annual installments over the four-year period of service measured from the date of grant. As of December 31, 2007, 50% of the shares remained unvested and unexercisable. Those shares will vest in two equal increments on January 3, 2008 and January 3, 2009, respectively, provided the optionee continues in service through each applicable vesting date.

(4) Represent Stock Options granted on July 28, 2005 which vest in four successive equal annual installments over the four-year period of service measured from the date of grant. As of December 31, 2007, 50% of the shares remained unvested and unexercisable. Those shares will vest in two equal increments on July 28, 2008 and July 28, 2009, respectively, provided the optionee continues in service through each applicable vesting date.

(5) Represents Restricted Stock Units granted on January 30, 2006. The underlying shares will vest and become issuable in four successive equal annual installments over the four-year period of service measured from the date of grant. As of December 31, 2007, 75% of the units were unvested. The reported market value of the shares underlying those unvested units is based on the $34.67 closing selling price of the common stock on December 31, 2007.

(6) Represents the unvested portion of the deferred shares of the Corporation's common stock credited to the named executive officer's account as of December 31, 2007 by reason of dividend equivalent rights under the above-referenced stock option and restricted stock unit awards. The phantom cash dividends which accumulated during the 2007 fiscal year on the shares of the Corporation's common stock underlying those stock options and restricted stock awards were converted on January 2, 2008 into additional deferred shares based on the average of the per share market prices of the common stock on each date actual dividends were paid on such common stock during the 2007 fiscal year. The reported market value of those additional deferred shares is based on the $34.67 closing selling price of the common stock on December 31, 2007. The additional deferred shares will vest concurrently with the vesting of the underlying stock options and restricted stock unit awards to which they relate, as those vesting schedules are set forth in Footnotes 1 through 5 above.

(7) Represents Restricted Stock Units granted on December 29, 2006. The underlying shares will vest and become issuable in four successive equal annual installments over the four-year period of service measured from the date of grant. As of December 31, 2007, 75% of the units were unvested. The reported market value of the shares underlying those unvested units is based on the $34.67 closing selling price of the common stock on December 31, 2007.

(8) Represents service-vesting Restricted Stock Units granted on January 25, 2007. The underlying shares will vest in three successive equal annual installments measured from the January 25, 2007 award date, provided Mr. Roth continues in the Corporation's service through each annual installment date. Half of the shares subject to such restricted stock unit will be issued as they vest and the remaining vested shares will be deferred until the earlier of Mr. Roth's termination of service or a change in control, subject to any required holdback under applicable law. The reported market value of the shares underlying those unvested units is based on the $34.67 closing selling price of the common stock on December 31, 2007.

(9) Represents performance-vesting Restricted Stock Units granted on January 25, 2007. The underlying shares will vest if the Corporation achieves an annualized total shareholder return of 8% over the three-year period from January 1, 2007 until December 31, 2009, provided Mr. Roth remains in the Corporation's employ through such date. The reported market value of the shares underlying those unvested units is based on the $34.67 closing selling price of the common stock on December 31, 2007.

Option Exercises and Stock Vested

The following table sets forth for each of the named executive officers, the number of shares of the Corporation's common stock acquired and the value realized on each exercise of stock options during the year ended December 31, 2007, and the number and value of shares of the Corporation's common stock subject to each restricted stock, deferred stock or restricted stock unit award that vested during the year ended December 31, 2007. No stock appreciation rights were exercised by the named executive officers during the 2007 fiscal year, and none of those officers held any stock appreciation rights as of December 31, 2007.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (1) (c)	Number of Shares Acquired on Vesting (#) (2) (d)	Value Realized on Vesting ($) (3) (e)
W. Richard Roth	800	$ 20,036	3,500	$ 139,755
	10,100	$ 252,670	2,694	$ 72,376
	10,618	$ 265,758		
	15,035	$ 362,105		
George J. Belhumeur	1,700	$ 36,550	129	$ 4,205
	2,500	$ 53,211	141	$ 3,830
	781	$ 13,566		
Angela Yip	200	$ 3,660	387	$ 12,616
	1,398	$ 33,552	134	$ 3,648
R. Scott Yoo	2,130	$ 42,421	516	$ 16,822
			318	$ 8,747

(1) The value realized is determined by multiplying (i) the amount by which the market price of the common stock on the date of exercise exceeded the exercise price by (ii) the number of shares for which the options were exercised.

(2) Represents the portion of the deferred shares of the Corporation's common stock credited to the named executive officer's account by reason of dividend equivalent rights under existing stock option and restricted stock unit awards that vested on one or more occasions during the 2007 fiscal year. The phantom cash dividends which accumulated during the 2007 fiscal year on the shares of the Corporation's common stock underlying those stock options and restricted stock awards were converted, in most instances, on January 2, 2008 into additional deferred shares based on the average of the per share market prices of the common stock on each date actual dividends were paid on such common stock during the 2007 fiscal year. However, certain other phantom cash dividends accumulated for the first quarter of the 2007 fiscal year were converted into deferred shares on April 2, 2007 based on the per share market price of the common stock on the date of that first quarter dividend, yielding a total of 233 shares allocated among the named executive officers. The reported dollar value of the additional deferred shares credited to each named executive officer is based on the closing selling prices of the common stock on the applicable vesting dates for those shares.

(3) The value realized is determined by multiplying (i) the market price of the common stock on the applicable vesting date by (ii) the number of shares which vested on such date.

Pension Benefits

The following table sets forth for each plan that provides for payments or other benefits in connection with the retirement of each of the named executive officers, the number of years of service credited to the named executive officer under the plan, the actuarial present value of the named executive officer's accumulated benefit under each applicable plan, and the dollar amount of any payments and benefits paid to the named executive officer during the Corporation's last completed fiscal year.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
W. Richard Roth	San Jose Water Company Retirement Plan	18	$ 465,450	–
	San Jose Water Company Executive Supplemental Retirement Plan	18	$ 1,773,561	–
George J. Belhumeur...........	San Jose Water Company Retirement Plan	37	$ 1,094,802	–
	San Jose Water Company Executive Supplemental Retirement Plan	37	$ 682,359	–
Angela Yip	San Jose Water Company Retirement Plan	21	$ 561,655	–
	San Jose Water Company Executive Supplemental Retirement Plan	21	$ 326,688	–
R. Scott Yoo..................	San Jose Water Company Retirement Plan	22	$ 665,536	–
	San Jose Water Company Executive Supplemental Retirement Plan	22	$ 487,561	–

The actuarial and economic assumptions used above to value the pension plan include the RP2000 Mortality Table, a 6.50 percent discount rate (6.0 percent for 2006), salary increases at 4 percent per year, Social Security wage increases at 3.5 percent, and CPI at 3 percent. Assumptions are made for pre-retirement withdrawal and early retirement. Similar assumptions are made in valuing the Executive Supplemental Retirement Plan except that, as is customary for such plans, there is no assumption for pre-retirement mortality or withdrawal, and retirement is assumed to occur at the earliest age at which each named executive officer can receive the pension benefits without actuarial reductions. For further information concerning such actuarial assumptions, please see Note 11 to the Corporation's consolidated financial statements included in its annual report on Form 10-K for the 2007 fiscal year.

The Corporation maintains two defined benefit plans, the San Jose Water Company Retirement Plan, a tax-qualified pension plan (the "Retirement Plan"), and the Executive Supplemental Retirement Plan (the "SERP") pursuant to which the retirement benefits payable to each named executive officer are determined primarily based on average annual compensation and years of service. Under the Retirement Plan, all employees other than (1) leased employees and (2) non-resident employees receiving no earned income within the United States are eligible for participation in such plan on the date of their employment. The Retirement Plan is designed to provide employees with a fixed monthly pension for life following their attainment of the applicable age and service requirements. Under the SERP, any officer of the Corporation becomes eligible for participation on the first day of the month coincident with the day he or she first becomes an officer. The SERP is designed to supplement the retirement income of a designated select group of management and/or highly compensated executives of the Corporation by providing them with an additional monthly pension in excess of their pension benefit under the Retirement Plan.

SERP Benefit. The dollar amount of the monthly retirement benefit payable to each named executive officer under the SERP will be determined on the basis of the following normal retirement benefit payable as a single-life annuity commencing at age 65: (A) 2.2 percent of his or her final average monthly compensation multiplied by his or her years of service (not to exceed 20 years) plus (B) 1.6 percent of such final average monthly compensation multiplied by his or her years of service in excess of 20 years (not to exceed an additional 10 years), up to a total monthly retirement benefit not to exceed 60 percent of the named executive officer's final average monthly compensation, less (C) the monthly retirement benefit payable to such individual under the Retirement Plan. For purposes of such calculation, the named executive officer's final average monthly compensation will be his or her average monthly compensation for the consecutive 36-month period within his or her last 10 years of service with the Corporation for which such average monthly compensation is the highest. An officer's average monthly compensation is calculated on the basis of his or her salary and annual cash bonus. The SERP benefit will commence upon the later of (i) the participant's separation from service with the Corporation or (ii) his or her attainment of age 55, unless the participant makes a timely election of a later attained age. Angela Yip and George J. Belhumeur elected to defer the commencement of their SERP benefit to the later of separation from service or attainment of a specified age later than age 55. SERP benefits which commence prior to the participant's attainment of age 65 will be subject to actuarial reduction for the early commencement date, except to the extent the participant is entitled to a full or partial subsidy to cover such early commencement. SERP participants may, for purposes of their benefit calculations, receive special age and service credits under the Executive Severance Plan should their employment terminate under certain circumstances following a change of control. See the discussion of the Executive Severance Plan in the section below entitled "Employment Agreements, Termination of Employment and Change in Control Arrangements" for further information.

Mr. Roth's retirement benefit will not be reduced for commencement prior to age 65, provided he attains age 55 (or is otherwise deemed to attain such age by reason of the additional years credited to him pursuant to the Executive Severance Plan described below in the section below entitled "Employment Agreement, Termination of Employment and Change in Control Arrangements") prior to his retirement, but no benefits will actually be paid to him prior to his actual attainment of age 55. In computing Mr. Roth's final average compensation, his annual bonus for each year beginning on or after January 1, 2003 will be equal to the greater of his actual bonus or his target bonus for such year.

Retirement Plan Benefit. The monthly retirement benefit payable to a named executive officer under the Retirement Plan at age 65, the plan's normal retirement age, will be equal to 1.6 percent of his or her average monthly compensation for each year of service completed after January 1, 1978. The Retirement Plan provides a minimum benefit equal to 50 percent of a participant's average monthly compensation for the 36 consecutive month period prior to attainment of age 65 (or earlier retirement or termination date) for which such compensation is the highest, less 50 percent of his or her monthly old-age insurance benefit under Section 202 of the Social Security Act (reduced for service of less than 30 years). For purposes of such benefit calculation, a participant's average monthly compensation is comprised of his or her regular pay, including shift differential, overtime payments, notice pay, bonuses and payment for sick leave, vacation, jury duty, bereavement leave, and other approved time off. However, the Retirement Plan contains a special benefit calculation for each participant whose age and service equals or exceeds 75. The special benefit for such a participant is equal to 60 percent of his or her average monthly compensation for the consecutive 36-month period prior to attainment of age 65 for which such compensation is the highest, less 50 percent of his or her employee's monthly old-age insurance benefit under Section 202 of the Social Security Act (reduced for service of less than 30 years).

All of the named executive officers, except for Angela Yip, are currently eligible to receive early retirement benefits under the Retirement Plan in the event they retire. Angela Yip has not yet reached the minimum age requirement to receive early retirement benefits under the Retirement Plan. No lump sum payment of accumulated retirement benefits is provided under either plan.

Additional years of credited service may be granted to an executive officer at the time of retirement, on a case-by-case basis pending approval by the Board of Directors. In addition, the executive officers may become entitled to years of service and age credits under the Corporation's Executive Severance Plan should their employment terminate under certain circumstances. For further information concerning such credits, see the discussion of the Executive Severance Plan in the section below entitled "Employment Agreements, Termination of Employment and Change in Control Arrangements."

Non-Qualified Deferred Compensation

The first of the following tables shows the deferred compensation activity for the each named executive officer during the 2007 fiscal year attributable to his or her participation in the San Jose Water Company Special Deferral Election Plan (the "Deferral Plan"):

Name (a)	Executive Contributions in Last FY ($) (1) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
W. Richard Roth	$ 88,000	-	$ 31,336	-	$ 667,381(2)
George J. Belhumeur	$ 20,400	-	$ 3,340	-	$ 75,265(3)
Angela Yip	$ 115,000	-	$ 9,739	-	$ 265,960(4)
R. Scott Yoo	$ 40,000	-	$ 5,997	-	$ 156,870(5)

(1) Represents the portion of salary and bonus earned for the 2007 fiscal year and deferred under the Deferral Plan.

(2) Includes (i) $88,000 of salary and/or bonus earned for the 2007 fiscal year and deferred under the Deferral Plan and (ii) $212,500 of salary and/or bonus earned for the 2006 fiscal year and deferred under the Deferral Plan plus an additional $948 of above-market-earnings reported with respect to such plan for the 2006 fiscal year.

(3) Includes (i) $20,400 of salary and/or bonus earned for the 2007 fiscal year and deferred under the Deferral Plan and (ii) $13,500 of salary and/or bonus earned for the 2006 fiscal year and deferred under the Deferral Plan plus an additional $97 of above-market-earnings reported with respect to such plan for the 2006 fiscal year.

(4) Includes (i) $115,000 of salary and/or bonus earned for the 2007 fiscal year and deferred under the Deferral Plan and (ii) $67,000 of salary and/or bonus earned for the 2006 fiscal year and deferred under the Deferral Plan plus an additional $186 of above-market-earnings reported with respect to such plan for the 2006 fiscal year.

(5) Includes (i) $40,000 of salary and/or bonus earned for the 2007 fiscal year and deferred under the Deferral Plan and (ii) $50,000 of salary and/or bonus earned for the 2006 fiscal year and deferred under the Deferral Plan plus an additional $134 of above-market-earnings reported with respect to such plan for the 2006 fiscal year.

The following table shows the deferred compensation activity for each named executive officer for the 2007 fiscal year attributable to the deferred shares of the Corporation's common stock awarded or credited to him or her during such year:

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(2) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (3) (f)
W. Richard Roth	-	$ 642,040(1)	$ 111,259	-	$4,404,130
George J. Belhumeur	-	-	$ 2,901	-	$ 22,570
Angela Yip	-	-	$ 3,204	-	$ 49,405
R. Scott Yoo	-	-	$ 12,059	-	$ 78,146

(1) Represents the fair market value (adjusted by the effect of any market conditions imposed on the vesting of those shares) on the award date of the 21,000 shares of the Corporation's common stock underlying the restricted stock units awarded to Mr. Roth on January 25, 2007.

(2) Represents the fair market value of the deferred shares of the Corporation's common stock credited to the named executive officer for the 2007 fiscal year as a result of the dividend equivalent rights under his or her existing stock options and restricted stock units. There were no additional earnings credited to the named executive officer for the 2007 fiscal year because the value of the deferred shares credited to him or her as of January 1, 2007 was higher than the value of those shares on December 31, 2007.

(3) The reported aggregate balance is based on the $34.67 closing selling price of the common stock on December 31, 2007. As of December 31, 2007, the portion of the balance in which each named executive officer was vested and the portion of the balance in which each named executive officer was unvested were as follows:

	Vested Portion	Unvested Portion	Total
W. Richard Roth	$ 3,242,026	$ 1,162,104	$ 4,404,130
George J. Belhumeur	$ 4,888	$ 17,682	$ 22,570
Angela Yip	$ 4,680	$ 44,725	$ 49,405
R. Scott Yoo	$ 7,974	$ 70,172	$ 78,146

The Special Deferral Election Plan may be summarized as follows:

Special Deferral Election Plan. In December 2004, San Jose Water Company implemented the Special Deferral Election Plan (the "Deferral Plan") to provide certain key employees, including each of the named executive officers, with the opportunity to accumulate an additional source of retirement income through the deferral of up to 50 percent of their base salary each year and up to 100 percent of their bonus or other incentive compensation each year, beginning with the bonus payable for the 2004 fiscal year. For the compensation deferred each year, the individual may designate a separate distribution event and form of payment (lump sum or annual installments over a five or ten-year period). Distribution events include termination of employment, the expiration of a designated deferral period of at least five years or the occurrence of a change in control, and withdrawals are also permitted in the event of a financial hardship. Commencing with the 2007 calendar year, each deferred account balance will be credited with a rate of interest each year, compounded semi-annually, equal to the lower of (i) the 30-year long-term borrowing cost of funds to San Jose Water Company, as such rate is measured as of the start of each calendar year, or (ii) 120 percent of the applicable federal long-term rate, measured as of the start of each calendar year.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2007 with respect to the shares of the Corporation's common stock that may be issued under the Corporation's existing equity compensation plans.

	A	B	C
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column A)**
Equity Compensation Plans Approved by Shareholders (1)	367,404 (2)	$ 5.48 (3)	1,583,544 (4)(5)
Equity Compensation Plans Not Approved by Shareholders (6)	N/A	N/A	N/A
Total	367,404 (2)	$ 5.48 (3)	1,583,544 (4)(5)

(1) Consists of the Corporation's Long-Term Incentive Plan and Employee Stock Purchase Plan.

(2) Includes 251,056 shares of common stock underlying deferred stock awards and restricted stock units that will entitle each holder to the issuance of one share of common stock for each deferred share or unit that vests following the applicable performance-vesting or service-vesting requirements. Excludes outstanding purchase rights under the Employee Stock Purchase Plan.

(3) Calculated without taking into account the 251,056 shares of common stock subject to outstanding deferred stock awards or restricted stock units that will become issuable at or following the vesting of those awards or units, without any cash consideration or other payment required for such shares.

(4) Consists of 1,344,896 shares of common stock available for issuance under the Long-Term Incentive Plan and 238,648 shares of common stock available for issuance under the Employee Stock Purchase Plan.

(5) The shares under the Long-Term Incentive Plan may be issued pursuant to stock option grants, stock appreciation rights, restricted stock or restricted stock unit awards, performance shares, dividend equivalent rights, and stock bonuses.

(6) The Corporation does not have any outstanding equity compensation plans which are not approved by shareholders.

Employment Agreements, Termination of Employment and Change in Control Arrangements

Executive Severance Plan. Officers of SJW Corp. or its subsidiaries who are serving in such capacity at the time of a change in control of the Corporation may become entitled to severance benefits under the Corporation's Executive Severance Plan if their employment terminates under certain circumstances in connection with such change in control. Accordingly, upon the termination of such officer's employment by the employer for any reason other than good cause (as defined in the Executive Severance Plan) within the 24-month period following the effective date of the change in control or upon such officer's resignation for good reason (as defined in such plan) within the 24-month period following the effective date of the change in control, (i) such officer will be entitled to a severance benefit consisting of three years of annual base salary and target bonus, payable in three successive equal annual installments, (ii) his or her outstanding stock options and other equity awards will immediately vest, (iii) he or she will, together with his or her eligible dependents, be provided continued health care coverage at the Corporation's expense for up to three years, and (iv) he or she will be deemed to be three years older and be given three additional years of service for purposes of calculating his or her retirement benefit under the SERP (the "Enhanced Retirement Benefit"). In addition, if Mr. Roth becomes entitled to a severance benefit under the Severance Plan by reason of a qualifying termination of employment after a change of control, he will be credited with such additional years of service and years of age as are necessary to qualify him for the retirement benefits to which he would otherwise be entitled had he terminated employment after qualifying for early retirement (i.e., the attainment of age 55 and the completion of at least 10 years of service), provided that no retirement benefits will actually be payable to him before age 55.

In addition, the equity compensation awards made to Mr. Roth prior to January 1, 2008 contain vesting acceleration provisions pursuant to which those awards will vest in full should his employment be terminated without good cause, or should he resign for good reason, whether or not in connection with a change in control of the Corporation. Service-vesting equity awards made to Mr. Roth after December 31, 2007 contain similar vesting acceleration provisions. However, certain performance-based equity awards made to him after December 31, 2007 may provide for such accelerated vesting only if such termination or resignation occurs in connection with a change in control.

If any payment made in connection with a change in control or the subsequent termination of the named executive officer's employment would be subject to an excise tax under Section 4999 of the Code (the "Excise Tax"), then such payment or benefit will be grossed up to ensure that such officer does not incur any out-of-pocket cost with respect to such Excise Tax, and such officer will accordingly receive the same net after-tax benefit he or she would have received had no Excise Tax been imposed.

The benefits payable under the Executive Severance Plan are conditioned upon the named executive officer's execution of a general release of all employment-related claims against the Corporation and a non-solicitation covenant pursuant to which such officer may not induce any representative, agent or employee to terminate his or her employment or service relationship with the Corporation.

In addition to the benefits provided under the Executive Severance Plan, the named executive officer would also be entitled to (i) retirement benefits under the SERP and the Retirement Plan and (ii) their deferred compensation under the Corporation's non-qualified deferred compensation plan and their vested-to-date deferred stock awards. The present value of the accumulated retirement benefit under the two retirement plans as of the close of the 2007 fiscal year is set forth in the table above in the section entitled "Pension Benefit." The value of their accumulated deferred compensation as of December 31, 2007 is set forth in the two tables in the section above entitled "Non-Qualified Deferred Compensation."

For purposes of the various payments and benefits which may be triggered under the Executive Severance Plan in connection with a change in control, the following transactions will be deemed to constitute a change in control event:

- A merger, consolidation or other reorganization, unless more than 50 percent of the outstanding voting power of the successor entity is owned, in substantially the same proportions, by the persons who were the Corporation's stockholders immediately prior to the transaction,

- A sale of all or substantially all of the Corporation's assets, unless more than 50 percent of the outstanding voting power of the acquiring entity or parent thereof is owned, in substantially the same proportions, by the persons who were the Corporation's stockholders immediately prior to the transaction,

If Mr. Roth's employment had been involuntarily terminated for any reason other than death, disability or good cause (as defined in Mr. Roth's employment agreement) or his employment had been voluntarily terminated for good reason (as defined in such agreement) on December 31, 2007, and such termination had not occurred under circumstances entitling him to benefits under the Executive Severance Plan, he would have been entitled to the following payments and benefits:

Cash Severance	Value of 36 Months of Continued Health Care Coverage
$1,827,374 (1)(3)	$27,043 (2)(3)

(1) Represents the sum of (i) three times the annual rate of base salary of $440,000 in effect for Mr. Roth on December 31, 2007, (ii) three times the average of Mr. Roth's actual annual bonuses for 2005, 2006 and 2007 of $132,458 and (iii) a prorated annual target bonus of $110,000 in effect for Mr. Roth on December 31, 2007.

(2) Represents 36 months of health benefit coverage at an average monthly rate of $758.33.

(3) Pursuant to his employment agreement, Mr. Roth may not, during the one-year period following his termination of employment, solicit any individuals who were in the Corporation's employ at the time of such termination or within the preceding six months to work for him or any other entity with which he is affiliated.

As of December 31, 2007, Mr. Roth had been awarded restricted stock units covering 35,000 shares of the Corporation's common stock. Restricted stock units covering 28,000 of those shares will vest in successive equal annual installments upon his completion of each year of service with the Corporation over either a four-year period or three-year period measured from the applicable award date. The restricted stock units for the remaining 7,000 shares will vest upon the attainment of a performance goal tied to total shareholder return over the three-year period ending December 31, 2009. However, if on December 31, 2007, Mr. Roth's employment had terminated by reason of death or disability or had been involuntarily terminated other than for good cause (as defined in Mr. Roth's employment agreement) or his employment had been voluntarily terminated for good reason (as defined in such agreement), then his restricted units covering 31,500 unvested shares of common stock would have vested on at that time an accelerated basis for a total value of $1,092,905. Such accelerated value was based on the $34.67 per share closing selling price of the common stock on December 31, 2007. As described in the Grants of Plan-Based Awards section above, Mr. Roth was also granted restricted stock units on January 30, 2008 covering an additional 21,000 shares of common stock in the aggregate.

In addition, the equity compensation awards made to Mr. Roth prior to January 1, 2008 contain vesting acceleration provisions pursuant to which those awards will vest in full should his employment be terminated without good cause, or should he resign for good reason, whether or not in connection with a change in control of the Corporation. Service-vesting equity awards made to Mr. Roth after December 31, 2007 contain similar vesting acceleration provisions. However, certain performance-based equity awards made to him after December 31, 2007 may provide for such accelerated vesting only if such termination or resignation occurs in connection with a change in control.

If any payment made in connection with a change in control or the subsequent termination of the named executive officer's employment would be subject to an excise tax under Section 4999 of the Code (the "Excise Tax"), then such payment or benefit will be grossed up to ensure that such officer does not incur any out-of-pocket cost with respect to such Excise Tax, and such officer will accordingly receive the same net after-tax benefit he or she would have received had no Excise Tax been imposed.

The benefits payable under the Executive Severance Plan are conditioned upon the named executive officer's execution of a general release of all employment-related claims against the Corporation and a non-solicitation covenant pursuant to which such officer may not induce any representative, agent or employee to terminate his or her employment or service relationship with the Corporation.

In addition to the benefits provided under the Executive Severance Plan, the named executive officer would also be entitled to (i) retirement benefits under the SERP and the Retirement Plan and (ii) their deferred compensation under the Corporation's non-qualified deferred compensation plan and their vested-to-date deferred stock awards. The present value of the accumulated retirement benefit under the two retirement plans as of the close of the 2007 fiscal year is set forth in the table above in the section entitled "Pension Benefit." The value of their accumulated deferred compensation as of December 31, 2007 is set forth in the two tables in the section above entitled "Non-Qualified Deferred Compensation."

For purposes of the various payments and benefits which may be triggered under the Executive Severance Plan in connection with a change in control, the following transactions will be deemed to constitute a change in control event:

- A merger, consolidation or other reorganization, unless more than 50 percent of the outstanding voting power of the successor entity is owned, in substantially the same proportions, by the persons who were the Corporation's stockholders immediately prior to the transaction,

- A sale of all or substantially all of the Corporation's assets, unless more than 50 percent of the outstanding voting power of the acquiring entity or parent thereof is owned, in substantially the same proportions, by the persons who were the Corporation's stockholders immediately prior to the transaction,

If Mr. Roth's employment had been involuntarily terminated for any reason other than death, disability or good cause (as defined in Mr. Roth's employment agreement) or his employment had been voluntarily terminated for good reason (as defined in such agreement) on December 31, 2007, and such termination had not occurred under circumstances entitling him to benefits under the Executive Severance Plan, he would have been entitled to the following payments and benefits:

Cash Severance	Value of 36 Months of Continued Health Care Coverage
$1,827,374 (1)(3)	$27,043 (2)(3)

(1) Represents the sum of (i) three times the annual rate of base salary of $440,000 in effect for Mr. Roth on December 31, 2007, (ii) three times the average of Mr. Roth's actual annual bonuses for 2005, 2006 and 2007 of $132,458 and (iii) a prorated annual target bonus of $110,000 in effect for Mr. Roth on December 31, 2007.

(2) Represents 36 months of health benefit coverage at an average monthly rate of $758.33.

(3) Pursuant to his employment agreement, Mr. Roth may not, during the one-year period following his termination of employment, solicit any individuals who were in the Corporation's employ at the time of such termination or within the preceding six months to work for him or any other entity with which he is affiliated.

As of December 31, 2007, Mr. Roth had been awarded restricted stock units covering 35,000 shares of the Corporation's common stock. Restricted stock units covering 28,000 of those shares will vest in successive equal annual installments upon his completion of each year of service with the Corporation over either a four-year period or three-year period measured from the applicable award date. The restricted stock units for the remaining 7,000 shares will vest upon the attainment of a performance goal tied to total shareholder return over the three-year period ending December 31, 2009. However, if on December 31, 2007, Mr. Roth's employment had terminated by reason of death or disability or had been involuntarily terminated other than for good cause (as defined in Mr. Roth's employment agreement) or his employment had been voluntarily terminated for good reason (as defined in such agreement), then his restricted units covering 31,500 unvested shares of common stock would have vested on at that time an accelerated basis for a total value of $1,092,905. Such accelerated value was based on the $34.67 per share closing selling price of the common stock on December 31, 2007. As described in the Grants of Plan-Based Awards section above, Mr. Roth was also granted restricted stock units on January 30, 2008 covering an additional 21,000 shares of common stock in the aggregate.

In addition, the equity compensation awards made to Mr. Roth prior to January 1, 2008 contain vesting acceleration provisions pursuant to which those awards will vest in full should his employment be terminated without good cause, or should he resign for good reason, whether or not in connection with a change in control of the Corporation. Service-vesting equity awards made to Mr. Roth after December 31, 2007 contain similar vesting acceleration provisions. However, certain performance-based equity awards made to him after December 31, 2007 may provide for such accelerated vesting only if such termination or resignation occurs in connection with a change in control.

If any payment made in connection with a change in control or the subsequent termination of the named executive officer's employment would be subject to an excise tax under Section 4999 of the Code (the "Excise Tax"), then such payment or benefit will be grossed up to ensure that such officer does not incur any out-of-pocket cost with respect to such Excise Tax, and such officer will accordingly receive the same net after-tax benefit he or she would have received had no Excise Tax been imposed.

The benefits payable under the Executive Severance Plan are conditioned upon the named executive officer's execution of a general release of all employment-related claims against the Corporation and a non-solicitation covenant pursuant to which such officer may not induce any representative, agent or employee to terminate his or her employment or service relationship with the Corporation.

In addition to the benefits provided under the Executive Severance Plan, the named executive officer would also be entitled to (i) retirement benefits under the SERP and the Retirement Plan and (ii) their deferred compensation under the Corporation's non-qualified deferred compensation plan and their vested-to-date deferred stock awards. The present value of the accumulated retirement benefit under the two retirement plans as of the close of the 2007 fiscal year is set forth in the table above in the section entitled "Pension Benefit." The value of their accumulated deferred compensation as of December 31, 2007 is set forth in the two tables in the section above entitled "Non-Qualified Deferred Compensation."

For purposes of the various payments and benefits which may be triggered under the Executive Severance Plan in connection with a change in control, the following transactions will be deemed to constitute a change in control event:

- A merger, consolidation or other reorganization, unless more than 50 percent of the outstanding voting power of the successor entity is owned, in substantially the same proportions, by the persons who were the Corporation's stockholders immediately prior to the transaction,

- A sale of all or substantially all of the Corporation's assets, unless more than 50 percent of the outstanding voting power of the acquiring entity or parent thereof is owned, in substantially the same proportions, by the persons who were the Corporation's stockholders immediately prior to the transaction,

- Certain changes in the composition of the Corporation's Board of Directors, or

- The acquisition of the Corporation's outstanding securities by any person so as to make that person the beneficial owner of securities representing 30 percent or more of the total combined voting power of the Corporation's outstanding securities.

The chart below indicates the potential payments that each named executive officer would receive based upon the following assumptions:

(i) His or her employment terminated on December 31, 2007 under circumstances entitling him or her to full severance benefits under the Executive Severance Plan;

(ii) As to any benefits tied to a change in control, the change in control is assumed to have occurred on December 31, 2007 and at a price per share payable to the holders of the Corporation's common stock in an amount equal to the $34.67 per share, the closing selling price of such common stock on December 31, 2007; and

(iii) The restricted stock units awarded to the named executive officers on January 2, 2008 were deemed to have been granted and outstanding on December 31, 2007.

Name	Cash Severance Payment ($)	Present Value of Enhanced Retirement Benefit ($) (3)	Value of Continued Health Care Coverage ($)	Value of Option Awards (4)	Value of Accelerated Restricted Stock Awards (4)	Excise Tax Gross-Up ($) (5)
W. Richard Roth	$ 1,650,000(1)	$ 440,548	$ 27,043	$ 495,955	$ 1,162,105	$ 1,250,904
George J. Belhumeur ...	$ 960,000(2)	$ -	$ 27,043	$ 31,932	$ 69,027	$ 444,385
Angela Yip	$ 960,000(2)	$ 320,572	$ 27,043	$ 31,932	$ 96,070	$ 642,365
R. Scott Yoo	$ 1,020,000(2)	$ 422,846	$ 38,266	$ 80,792	$ 157,506	$ 760,903

(1) Represents three times Mr. Roth's annual salary of $440,000 plus three times his target bonus of $110,000.

(2) Represents three times Ms. Yip's and Mr. Belhumeur's annual salary of $280,000 plus three times their target bonus of $40,000 and represents three times Mr. Yoo's annual salary of $290,000 plus three times his target bonus of $50,000.

(3) The actuarial and economic assumptions used to value the pension plan include the RP2000 Mortality Table, a 6.50% discount rate (6.00% for 2006), salary increases at 4% per year, Social Security wage increases at 3.5%, and CPI at 3%. Assumptions are made for pre-retirement withdrawal and early retirement. Similar assumptions are made in valuing the SERP, except that, as is customary for such plans, there is no assumption for pre-retirement mortality or withdrawal, and retirement is assumed to occur at the earliest age at which each named executive officer can receive the pension benefits without actuarial reductions.

(4) To the extent outstanding at the time of a change in control, the unvested options and restricted stock units and all other unvested deferred stock attributable to dividend equivalent rights will automatically vest on an accelerated basis at that time. The reported dollar values of these unvested options, units and other deferred shares are based on aggregate intrinsic value of the underlying shares of common stock on December 31, 2007.

(5) Calculated based on taxable income of five years (2002 through 2006), using the assumptions of change in control as of December 31, 2007, with a price per share of $34.67, the closing

price on December 31, 2007, an effective tax rate of 65.75% (federal, 35%; state, 9.3%; Medicare, 1.45%; and excise tax, 20%) and with all outstanding, unvested stock options, restricted shares, deferred stock units vesting on the change in control date, except that deferred shares credited pursuant to DERs will be paid out at the same time they otherwise would have been payable. The parachute value attributable to unvested stock options is calculated using a Black-Scholes model with inputs: actual exercise price of each option, fair value of $34.67 per share, volatility and expected term calculated as of December 31, 2007, the expected dividend yield of 1.56% as of December 31, 2007, and the risk free rate of 4.7% as of December 31, 2007.

The Corporation has also entered into an agreement with Mr. Roth in connection with his employment as President and Chief Executive Officer of the Corporation. The agreement had an initial three-year term measured from January 1, 2003 but was automatically extended for a series of additional one-year terms, beginning at the end of the second year of the original term. Additional one-year extensions will continue in the future, provided the Corporation does not give notice of non-renewal before November 30 of the then-current year. During the term of the agreement, Mr. Roth will be provided with the following compensation: an initial annual base salary of $400,000 per year, paid health care coverage for himself and his dependents, certain perquisites and an annual bonus of up to 37.5 percent of his annual base salary, payable based upon the Executive Compensation Committee's assessment of the Corporation's financial performance and his contribution to that performance. The perquisites to which Mr. Roth is entitled include a Corporation-provided motor vehicle (replaceable at three or four-year intervals) and a Corporation-paid club membership.

Pursuant to the agreement, Mr. Roth received the following equity awards under the LTIP on April 29, 2003: (i) an option to purchase 45,624 shares of common stock with an exercise price per share equal to the fair market value of the Corporation's common stock on date of grant and (ii) a deferred restricted stock award covering 83,340 shares (collectively, the "Awards"). The Awards include dividend equivalent rights and are subject to vesting schedules tied to Mr. Roth's continued service with the Corporation. The option component of the Awards vested and became exercisable in four successive equal annual installments over the four-year period measured from the grant date, and the deferred restricted stock component vested in a series of 36 successive equal monthly installments over the three-year period measured from January 1, 2003. The phantom cash dividends which accumulate each year pursuant to Mr. Roth's dividend equivalent rights are converted on the first business day of January in each succeeding year into additional deferred shares based on the average of the per share market prices of the Corporation's common stock on each date actual dividends were paid on such common stock during the year. Mr. Roth's annual base salary was increased to (i) $425,000 effective January 1, 2006, (ii) $440,000 effective January 1, 2007 and (iii) $455,000 effective January 1, 2008.

If Mr. Roth's employment is involuntarily terminated for any reason other than death, disability or good cause (as defined in Mr. Roth's employment agreement) or his employment is voluntarily terminated for good reason (as defined in such agreement) and such termination does not occur under circumstances entitling him to benefits under the Executive Severance Plan, he will be instead entitled to the following benefits: (i) lump sum cash severance equal to three times the sum of his base salary at the time of termination (or such higher rate as was in effect at any time during the previous twelve months) and his annual bonus for the year of termination (or if higher, the average of his actual annual bonuses for the previous three years), (ii) a prorated annual target bonus for the year of termination, and (iii) continued health care coverage at the Corporation's expense for up to three years following termination. Such benefits are conditioned, however, upon Mr. Roth's execution of a general release of all employment-related claims against the Corporation.

If Mr. Roth's employment had been involuntarily terminated for any reason other than death, disability or good cause (as defined in Mr. Roth's employment agreement) or his employment had been voluntarily terminated for good reason (as defined in such agreement) on December 31, 2007, and such termination had not occurred under circumstances entitling him to benefits under the Executive Severance Plan, he would have been entitled to the following payments and benefits:

Cash Severance	Value of 36 Months of Continued Health Care Coverage
$1,827,374 (1)(3)	$27,043 (2)(3)

(1) Represents the sum of (i) three times the annual rate of base salary of $440,000 in effect for Mr. Roth on December 31, 2007, (ii) three times the average of Mr. Roth's actual annual bonuses for 2005, 2006 and 2007 of $132,458 and (iii) a prorated annual target bonus of $110,000 in effect for Mr. Roth on December 31, 2007.

(2) Represents 36 months of health benefit coverage at an average monthly rate of $758.33.

(3) Pursuant to his employment agreement, Mr. Roth may not, during the one-year period following his termination of employment, solicit any individuals who were in the Corporation's employ at the time of such termination or within the preceding six months to work for him or any other entity with which he is affiliated.

As of December 31, 2007, Mr. Roth had been awarded restricted stock units covering 35,000 shares of the Corporation's common stock. Restricted stock units covering 28,000 of those shares will vest in successive equal annual installments upon his completion of each year of service with the Corporation over either a four-year period or three-year period measured from the applicable award date. The restricted stock units for the remaining 7,000 shares will vest upon the attainment of a performance goal tied to total shareholder return over the three-year period ending December 31, 2009. However, if on December 31, 2007, Mr. Roth's employment had terminated by reason of death or disability or had been involuntarily terminated other than for good cause (as defined in Mr. Roth's employment agreement) or his employment had been voluntarily terminated for good reason (as defined in such agreement), then his restricted units covering 31,500 unvested shares of common stock would have vested on at that time an accelerated basis for a total value of $1,092,905. Such accelerated value was based on the $34.67 per share closing selling price of the common stock on December 31, 2007. As described in the Grants of Plan-Based Awards section above, Mr. Roth was also granted restricted stock units on January 30, 2008 covering an additional 21,000 shares of common stock in the aggregate.

In addition, Mr. Roth would be entitled to accumulated retirement benefit with a present value of $2,239,011 as of December 31, 2007 and vested deferred compensation in the amount of $3,909,407 as of that date and unvested deferred compensation in the approximate amount of $1.2 million which would vest upon his termination of employment under certain prescribed circumstances.

The outstanding stock options granted to Mr. Roth contain a provision pursuant to which those options may remain outstanding for up to four years if he terminates employment after attainment of age 55 and completion of 10 or more years of service and will continue to vest during that post-employment exercise period.

Compensation Committee Interlocks and Insider Participation

No member of the Executive Compensation Committee was at any time during the 2007 fiscal year or at any other time an officer or employee of the Corporation or any of its subsidiaries. No executive officer of the Corporation serves as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving as a member of the Corporation's Executive Compensation Committee. Messrs. Cali, Gibson, King, Moss and Ulrich were the non-employee directors who served on the Executive Compensation Committee at a time during fiscal year 2007. Messrs. Gibson and Moss served on such committee until April 26, 2007. Mr. Moss has a relationship requiring disclosure under Item 404 of Regulation S-K. For information regarding this relationship please see the discussion below in the section entitled "Certain Relationships and Related Transactions."

COMMITTEE REPORTS

The following reports of the Audit Committee and the Executive Compensation Committee shall not be deemed incorporated by reference into any previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, nor are such reports to be incorporated by reference into any future filings.

Annual Report of the Audit Committee

In connection with the audited financial statements for the period ending December 31, 2007, the Audit Committee (1) reviewed and discussed the audited financial statements with management, (2) discussed with the independent accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended by SAS 114, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and (3) received and discussed with the independent accountants the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and discussed the independent accountants' independence from the Corporation and its subsidiaries. Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ending December 31, 2007 for filing with the Securities and Exchange Commission.

Audit Committee
Douglas R. King, Chairperson
J. Philip DiNapoli
Frederick R. Ulrich, Jr.

Annual Report of the Executive Compensation Committee

The Executive Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management, and based on such review and such discussions, the Executive Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis, as contained herein, be included in this proxy statement.

Executive Compensation Committee
Mark L. Cali
Douglas R. King
Frederick R. Ulrich, Jr.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2006, San Jose Water Company began a budgeted water well replacement program. Two new wells are scheduled for construction in each year 2006, 2007 and 2008. In the fall of 2006, the company solicited bids from four contractors to construct four wells, two wells in 2006 and two wells in 2007. San Jose Water Company received two bids and it selected the contractor with the lowest bid, which had a total project cost of $1,575,172 to drill, develop and install the casing and screen for the four wells. Roscoe Moss Manufacturing Company supplied well casing and screen to the general contractor for this well project valued at $397,873 for 2006 and $265,865 for 2007. In November 2007 San Jose Water Company solicited bids from three contractors to construct two wells. San Jose Water Company received three bids and it selected the contractors with the lowest bid, which had a total project cost of $1,076,261 to drill, develop and install the casing and screen for the two wells. Roscoe Moss Manufacturing Company has supplied well casing and screen to general contractors for this well project and through January 28, 2008 billed the contractors an aggregate of approximately $221,948 for such well casing and screen. Additionally, Roscoe Moss Manufacturing Company sold water well casing and Rossum Sand Testers to San Jose Water Company for an aggregate price of approximately $5,333 in 2006 and $4,139 in 2007. Mr. George E. Moss, a member of the Board of Directors of SJW Corp. and beneficial owner of approximately 16.5 percent of SJW Corp.'s outstanding shares, is the Vice Chairman of the Board of Roscoe Moss Manufacturing Company. Messrs. George E. Moss and Roscoe Moss Jr., beneficial owner of approximately 11.6 percent of SJW Corp.'s outstanding shares, along with other members of the Moss family own greater than majority interest in Roscoe Moss Manufacturing Company. Mr. Van Valer, a member of the Board of Directors of SJW Corp., is the President and the beneficial owner of approximately 8.33 percent of the outstanding stock of Roscoe Moss Manufacturing Company.

The Audit Committee reviews and approves related party transactions as such term is defined under Item 404(a) of Regulation S-K pursuant to the Corporation's Audit Committee Charter. In addition, SJW Corp.'s written Related Party Transactions Policy provides that any request for approval submitted to the Audit Committee must describe the material terms of the proposed transaction and the related party's interest. Such policy further provides that when approval for a related party transaction is required between regular Audit Committee Meetings, the Audit Committee may provide approval at a special telephonic committee meeting or by written consent (including by email).

SHAREHOLDER PROPOSALS

Shareholder proposals intended to be presented at next year's annual meeting of shareholders must comply with all applicable requirements of SEC Rule 14a-8 and be received by the Corporation by November 25, 2008 for inclusion in the Corporation's proxy materials relating to that meeting. In addition, the proxy solicited by the Board of Directors for the 2009 annual meeting of shareholders will confer discretionary authority to vote on any proposal presented to the shareholders at the meeting for which the Corporation did not have notice on or prior to February 8, 2009.

FORM 10-K

SJW CORP. WILL MAIL, WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF SJW CORP.'S FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS, SCHEDULES, AND LIST OF EXHIBITS, AND ANY PARTICULAR EXHIBIT SPECIFICALLY REQUESTED. REQUESTS SHOULD BE SENT TO: SJW CORP., 374 WEST SANTA CLARA STREET, SAN JOSE, CALIFORNIA 95113, ATTENTION: CORPORATE SECRETARY. THE ANNUAL REPORT ON FORM 10-K IS ALSO AVAILABLE AT THE CORPORATION'S WEBSITE AT WWW.SJWATER.COM.

OTHER MATTERS

The Board of Directors is not aware of any matters to be presented for shareholder action at the annual meeting other than as set forth herein. If any other matters are properly brought before the annual meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment. Whether or not you intend to be present at the meeting, you are urged to complete, sign and return your proxy card promptly.

BY ORDER OF THE BOARD OF DIRECTORS

Suzy Papazian
Corporate Secretary/Attorney

San Jose, California
March 10, 2008

Directors

Mark L. Cali (1) (4) (5)
Court Attorney
Superior Court of California, County of San Luis Obispo

J. Philip DiNapoli (1) (3) (6)
Attorney-at-Law and President
J.P. DiNapoli Companies, Inc.

Douglas R. King (1) (3) (4)
Retired Audit Partner
Ernst & Young, LLP

George E. Moss (1) (2)
Vice Chairman of the Board
Roscoe Moss Manufacturing Company

W. Richard Roth (1) (2) (6)
President and Chief Executive Officer
SJW Corp.
San Jose Water Company
SJW Land Company
SJWTX, Inc.

Charles J. Toeniskoetter (1) (2) (5) (6)
Chairman of the Board
SJW Corp.
San Jose Water Company
SJW Land Company
SJWTX, Inc.
Chairman
Toeniskoetter and Breeding, Inc. Development

Frederich R. Ulrich, Jr. (1) (3) (4)
Retired Executive/Civic Advisor

Robert A. Van Valer (1) (2) (5)
President
Roscoe Moss Manufacturing Company

(1) Director of SJW Corp., San Jose Water Company and SJW Land Company
(2) Director of SJWTX, Inc. (SJWTX, Inc. also has three other Board Members)
(3) Member of the Audit Committee
(4) Member of the Executive Compensation Committee
(5) Member of the Nominating and Governance Committee
(6) Member of the Real Estate Committee

Officers

W. Richard Roth
President and Chief Executive Officer
SJW Corp.
San Jose Water Company
SJW Land Company
SJWTX, Inc.

George J. Belhumeur
Senior Vice President – Operations
San Jose Water Company

Dana R. Drysdale
Vice President – Information Systems
San Jose Water Company

Andrea J. Elliott
Controller
San Jose Water Company

Craig S. Giordano
Chief Engineer
San Jose Water Company

Palle Jensen
Vice President – Regulatory Affairs
San Jose Water Company

Suzy Papazian
Corporate Secretary/Attorney
SJW Corp.
San Jose Water Company
Corporate Secretary
SJW Land Company
SJWTX, Inc.

Angela Yip
Chief Financial Officer and Treasurer
SJW Corp.
SJWTX, Inc.
Chief Financial Officer
SJW Land Company
Senior Vice President – Finance, Chief Financial Officer and Treasurer
San Jose Water Company

R. Scott Yoo
Chief Operating Officer
San Jose Water Company
Vice President
SJWTX, Inc

Shareholders' Calendar

Transfer Agent, Registrar, and Disbursing Agent (for inquiries and changes in shareholder accounts)

American Stock Transfer & Trust Company
Shareholder Services Division
59 Madison Lane
New York, NY 10038
Phone: (800) 937-5449
Fax: (718) 236-2641
Web site: www.amstock.com

Schedule of anticipated dividend declaration, record, and payment dates for 2008:

DECLARATION DATES
January 30
April 30
July 23
October 22

RECORD DATES
February 11
May12
August 4
November 3

PAYMENT DATES
March 1
June 1
September 1
December 1

Annual Meeting

The Annual Meeting of Shareholders of SJW Corp. is scheduled for Wednesday, April 30, 2008, at 10:00 AM in the Corporation's principal office at 374 West Santa Clara Street in San Jose, California.

San Jose Water Company
Web site: www.sjwater.com

San Jose Water Company
General Office Telephone:
(408) 279-7800

SJW Corp. Investor Relations:
(800) 250-5147

SJW Corp.
374 West Santa Clara Street ◦ San Jose, CA 95113
Phone: (408) 279-7800 ◦ www.sjwater.com